VITERRA™



Extending Our Reach

2007 ANNUAL REPORT

✲ This information, which was prepared by management, is being provided to assist readers in their understanding of the historical financial performance of Saskatchewan Wheat Pool Inc. and Agricore United. The following is an aggregation of the two corporations' financial information since November 1, 2004, without any pro-forma adjustments of the nature made in the Business Acquisition Report filed by Saskatchewan Wheat Pool Inc. on July 18, 2007 or other adjustments. It is important to note that the information is unaudited and includes, for example, the contributions from assets that were subsequently sold to James Richardson International Ltd. and Cargill Limited effective June 30, 2007 and other assets that are no longer owned by Viterra. The data has not been adjusted to reflect Viterra's current capital structure or new amortization resulting from the valuation of AU assets post acquisition.

2006				2007				
Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
$ 104,346	$ 117,012	$ 100,006	$ 413,575	$ 111,253	$ 106,372	$ 133,277	$ 108,277	$ 459,179
29,719	161,882	21,836	233,926	21,247	57,005	240,933	41,979	361,164
5,491	5,478	4,613	22,105	6,494	5,896	6,157	7,029	25,576
13,748	13,163	17,136	58,539	20,826	20,435	16,554	14,947	72,762
1,562	1,824	4,165	9,977	2,500	1,309	2,430	4,009	10,248
$ 154,866	**$ 299,359**	**$ 147,756**	**$ 738,122**	**$ 162,320**	**$ 191,017**	**$ 399,351**	**$ 176,241**	**$ 928,929**
$ (60,862)	$ (59,621)	$ (62,781)	$ (246,842)	$ (59,643)	$ (57,317)	$ (65,167)	$ (49,939)	$ (232,066)
(33,281)	(49,602)	(36,305)	(154,702)	(32,688)	(36,186)	(55,338)	(32,765)	(156,977)
(1,517)	(1,394)	(1,515)	(5,797)	(1,826)	(1,643)	(2,901)	(982)	(7,352)
(8,683)	(7,277)	(11,440)	(36,556)	(13,314)	(12,551)	(11,726)	(12,415)	(50,006)
137	(985)	(1,073)	(3,446)	(1,134)	(166)	(2,018)	(793)	(4,111)
(18,428)	(17,440)	(16,644)	(69,783)	(18,997)	(22,234)	(22,356)	(21,145)	(84,732)
$ (122,634)	**$ (136,319)**	**$ (129,758)**	**$ (517,126)**	**$ (127,602)**	**$ (130,097)**	**$ (159,506)**	**$ (118,039)**	**$ (535,244)**
$ 43,484	$ 57,391	$ 37,225	$ 166,733	$ 51,610	$ 49,055	$ 68,110	$ 58,338	$ 227,113
(3,562)	112,280	(14,469)	79,224	(11,441)	20,819	185,595	9,214	204,187
3,974	4,084	3,098	16,308	4,668	4,253	3,256	6,047	18,224
5,065	5,886	5,696	21,983	7,512	7,884	4,828	2,532	22,756
1,699	839	3,092	6,531	1,366	1,143	412	3,216	6,137
(18,428)	(17,440)	(16,644)	(69,783)	(18,997)	(22,234)	(22,356)	(21,145)	(84,732)
$ 32,232	**$ 163,040**	**$ 17,998**	**$ 220,996**	**$ 34,718**	**$ 60,920**	**$ 239,845**	**$ 58,202**	**$ 393,685**
$ (9,574)	$ (10,143)	$ (10,724)	$ (40,096)	$ (10,180)	$ (9,864)	$ (9,561)	$ (13,345)	$ (42,950)
(7,538)	(7,745)	(7,329)	(30,170)	(7,271)	(6,934)	(6,693)	(14,785)	(35,683)
(1,294)	(1,267)	(1,486)	(5,332)	(1,450)	(1,453)	(1,557)	(1,781)	(6,241)
(968)	(985)	(1,493)	(4,434)	(1,670)	(1,673)	(1,601)	(2,831)	(7,775)
(74)	(72)	(76)	(314)	(166)	(186)	(165)	(75)	(592)
(1,394)	(1,527)	(2,314)	(6,759)	(993)	(1,016)	(869)	536	(2,342)
$ (20,842)	**$ (21,739)**	**$ (23,422)**	**$ (87,105)**	**$ (21,730)**	**$ (21,126)**	**$ (20,446)**	**$ (32,281)**	**$ (95,583)**
$ 33,910	$ 47,248	$ 26,501	$ 126,637	$ 41,430	$ 39,191	$ 58,549	$ 44,993	$ 184,163
(11,100)	104,535	(21,798)	49,054	(18,712)	13,885	178,902	(5,571)	168,504
2,680	2,817	1,612	10,976	3,218	2,800	1,699	4,266	11,983
4,097	4,901	4,203	17,549	5,842	6,211	3,227	(299)	14,981
1,625	767	3,016	6,217	1,200	957	247	3,141	5,545
(19,822)	(18,967)	(18,958)	(76,542)	(19,990)	(23,250)	(23,225)	(20,609)	(87,074)
$ 11,390	**$ 141,301**	**$ (5,424)**	**$ 133,891**	**$ 12,988**	**$ 39,794**	**$ 219,399**	**$ 25,921**	**$ 298,102**
$ (16,269)	**$ 69,506**	**$ (11,968)**	**$ 23,616**	**$ (5,113)**	**$ 13,964**	**$ 153,618**	**$ (1,930)**	**$ 160,539**
$ 8,423	**$ 141,936**	**$ 1,946**	**$ 143,407**	**$ 15,166**	**$ 42,652**	**$ 148,701**	**$ 35,099**	**$ 241,618**
4,661	4,818	5,039	19,358	5,002	4,565	4,981	4,367	18,915
$ 150,030	$ 911,943	$ 118,667	$ 1,321,948	$ 134,826	$ 227,671	$ 911,002	$ 172,836	$ 1,446,335
66	76	81	292	75	74	87	106	342
246	234	366	1,120	428	385	368	374	1,555
$ 3,206	$ 2,729	$ 1,613	$ 9,907	$ 2,446	$ 2,931	$ 1,646	$ (1,083)	$ 5,940
$ 22.39	$ 24.29	$ 19.85	$ 21.36	$ 22.24	$ 23.30	$ 26.76	$ 24.79	$ 24.28
19.81%	17.75%	18.40%	17.70%	15.76%	25.04%	26.45%	24.29%	24.97%
$ 83.20	$ 72.08	$ 56.95	$ 75.70	$ 86.59	$ 79.68	$ 70.77	$ 66.31	$ 74.78
$ 42.85	$ 44.59	$ 42.41	$ 43.42	$ 42.94	$ 45.46	$ 40.51	$ 42.86	$ 42.97

Viterra –

Three-Year Historical Pro-forma Financial Performance* to October 31, 2007

unaudited - $ in thousands, unless otherwise stated

			2005			
	Q1	Q2	Q3	Q4	Year	Q1
Gross profit and net revenue from services						
Grain Handling and Marketing	$ 83,257	$ 83,065	$ 96,334	$ 85,618	$ 348,274	$ 92,211
Agri-products	28,498	47,563	175,698	22,577	274,336	20,489
Agri-food Processing	6,587	5,364	4,994	6,537	23,482	6,523
Livestock Feed and Services	13,838	14,402	12,574	12,879	53,693	14,492
Financial Products	2,254	2,163	1,854	4,172	10,443	2,426
	$ 134,434	**$ 152,557**	**$ 291,454**	**$ 131,783**	**$ 710,228**	**$ 136,141**
Operating, general and administration expenses						
Grain Handling and Marketing	$ (59,446)	$ (55,595)	$ (58,531)	$ (61,727)	$ (235,299)	$ (63,578)
Agri-products	(34,521)	(36,313)	(53,109)	(37,275)	(161,218)	(35,514)
Agri-food Processing	(1,465)	(1,472)	(1,156)	(1,409)	(5,502)	(1,371)
Livestock Feed and Services	(8,609)	(7,905)	(8,330)	(9,078)	(33,922)	(9,156)
Financial Products	(1,326)	(1,040)	(1,309)	(1,542)	(5,217)	(1,525)
Corporate	(15,441)	(18,073)	(19,204)	(16,847)	(69,565)	(17,271)
	$ (120,808)	**$ (120,398)**	**$ (141,639)**	**$ (127,878)**	**$ (510,723)**	**$ (128,415)**
EBITDA						
Grain Handling and Marketing	$ 23,811	$ 27,470	$ 37,803	$ 23,891	$ 112,975	$ 28,633
Agri-products	(6,023)	11,250	122,589	(14,698)	113,118	(15,025)
Agri-food Processing	5,122	3,892	3,838	5,128	17,980	5,152
Livestock Feed and Services	5,229	6,497	4,244	3,801	19,771	5,336
Financial Products	928	1,123	545	2,630	5,226	901
Corporate	(15,441)	(18,073)	(19,204)	(16,847)	(69,565)	(17,271)
	$ 13,626	**$ 32,159**	**$ 149,815**	**$ 3,905**	**$ 199,505**	**$ 7,726**
Amortization						
Grain Handling and Marketing	$ (10,681)	$ (10,572)	$ (9,887)	$ (9,895)	$ (41,035)	$ (9,655)
Agri-products	(7,513)	(7,270)	(7,850)	(7,937)	(30,570)	(7,558)
Agri-food Processing	(1,285)	(1,282)	(1,259)	(1,285)	(5,111)	(1,285)
Livestock Feed and Services	(1,058)	(1,056)	(1,061)	(1,064)	(4,239)	(988)
Financial Products	(46)	(49)	(53)	(54)	(202)	(92)
Corporate	(1,789)	(1,470)	(1,524)	(1,566)	(6,349)	(1,524)
	$ (22,372)	**$ (21,699)**	**$ (21,634)**	**$ (21,801)**	**$ (87,506)**	**$ (21,102)**
EBIT						
Grain Handling and Marketing	$ 13,130	$ 16,898	$ 27,916	$ 13,996	$ 71,940	$ 18,978
Agri-products	(13,536)	3,980	114,739	(22,635)	82,548	(22,583)
Agri-food Processing	3,837	2,610	2,579	3,843	12,869	3,867
Livestock Feed and Services	4,171	5,441	3,183	2,737	15,532	4,348
Financial Products	882	1,074	492	2,576	5,024	809
Corporate	(17,230)	(19,543)	(20,728)	(18,413)	(75,914)	(18,795)
	$ (8,746)	**$ 10,460**	**$ 128,181**	**$ (17,896)**	**$ 111,999**	**$ (13,376)**
Net earnings (loss)	**$ (19,309)**	**$ (5,277)**	**$ 77,814**	**$ (20,649)**	**$ 32,579**	**$ (17,653)**
Cash flow from operations (before working capital changes)	**$ (4,709)**	**$ 13,130**	**$ 130,925**	**$ (13,816)**	**$ 125,530**	**$ (8,898)**
Operating statistics						
Grain shipped (000 tonnes)	4,298	4,026	4,293	4,421	17,038	4,840
Agri-products sales ($)	$ 148,131	$ 190,976	$ 890,672	$ 122,060	$ 1,351,839	$ 141,308
Agri-food sales (000 tonnes)	66	63	68	66	263	69
Livestock feed sales (000 tonnes)	258	239	239	246	982	274
Non-feed margins ($000s)	$ 2,460	$ 3,466	$ 2,264	$ 2,633	$ 10,823	$ 2,359
Operating ratios:						
Grain Handling and Marketing gross margin per tonne	$ 19.37	$ 20.63	$ 22.44	$ 19.37	$ 20.44	$ 19.05
Crop Production Services sales margin (%)	19.24%	24.91%	19.73%	18.50%	20.29%	14.50%
Agri-food Processing gross margin per tonne	$ 99.80	$ 85.14	$ 73.44	$ 99.05	$ 89.29	$ 94.54
Livestock Feed and Services gross margin per tonne	$ 44.10	$ 45.76	$ 43.14	$ 41.65	$ 43.66	$ 44.28

Formed through the combination of Saskatchewan Wheat Pool and Agricore United on May 29, 2007, Viterra is Canada's leading agri-business, with expected annual sales of approximately $4 billion. Today, we are the country's largest grain handling company, with a complementary network of related businesses that sustain close, year-round relationships with thousands of prairie farmers. Supported by strong links to leading destination customers, blessed by unprecedented demand for agricultural commodities, and empowered by the vision and energy of our people, we will keep extending our reach in a world of opportunity for growth.

The acquisition of Agricore United, together with strong operating results during the last twelve months to October 31, resulted in record performance for Viterra in fiscal 2007.

EBITDA* grew $178 million to $258 million for the last 12 months ended October 31, 2007

Net earnings for the same period reached $111 million ($0.80 per share) compared to $3 million or $0.03 per share in the previous year

Cash flow from operations was $204 million, up $145 million from the $59 million generated a year earlier

*Earnings from continuing operations, before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions

Extending Our Reach

A Foundation for Growth:

The Model for Business Success

Grain Handling and Marketing

XCAN Far East Ltd.	100%
Demeter (1993) Inc.	100%
Prince Rupert Grain Ltd.	*64%
Alberta Industrial Mustard Co.	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%

Agri-products

Western Co-operative Fertilizers Ltd. (Westco)	100%
Canadian Fertilizers Ltd. (CFL)	34%
BioVision Seed Research Ltd.	45%
Interprovincial Co-operatives Ltd. (IPCO)	45%

STRATEGY

Grain Handling and Marketing: Capitalize on our ability to contract, market and transport grain from producers to end-use customers, using our elevators, specialty plants and port facilities.

* Percentage interest is based on the Company's average grain volume throughput

Agri-products: Leverage ability to sell crop inputs and agronomic services to producers to maximize the commodity pipeline.

OPERATIONAL ADVANTAGE

Grain Handling and Marketing: Of Viterra's 1.9 million metric tonnes of storage capacity, 84% can capture rail incentives, including approximately 65% that earn 100-car incentives. We operate more than 50% of the port capacity at Vancouver and Thunder Bay, key gateways to global markets.

Agri-products: We provide one-stop shopping for producers with 276 retail outlets supported by leading-edge seed research labs and 34% of a fertilizer manufacturer through 100% owned fertilizer wholesaler, Westco.

2007 PERFORMANCE

LTM:
*Last 12 months ended October 31, 2007


SHIPMENTS*
MILLIONS OF TONNES
15
12
9
6
3
0
8.2
12.5
2006
2007


SEGMENT EBITDA*
$ MILLIONS
200
150
100
50
0
68.6
162.9
2006
2007


SALES*
$ MILLIONS
1,000
800
600
400
200
0
533.4
934.6
2006
2007


SEGMENT EBITDA*
$ MILLIONS
125
100
75
50
25
0
28.9
124.0
2006
2007



From inland prairie terminals to our port facilities, Viterra handles the grains and special crops that feed markets around the world.



Viterra carries a variety of agri-products tailored to prairie growing conditions, allowing producers to grow the quality commodities sought by end-users worldwide.

The operating statistics and EBITDA information contained on this page is unaudited data for the 12 months ended October 31. Viterra is providing this information to assist readers in their assessment of the Company's performance. Results include the Pool's 12-month performance for 2006 and 2007 and five months of contributions from Agricore United (AU) beginning May 29, 2007.

Agri-food Processing

Can-Oat Milling	100%
Prairie Malt Limited (PML)	42%

Maximize value of grains and oilseeds through value-added processing.

Ownership of Can-Oat Milling and investment in Prairie Malt secures demand from destination customers and delivers additional return on processed commodities.


VOLUME*
THOUSANDS OF TONNES
350
280
210
140
70
0
292
342
2006
2007


SEGMENT EBITDA*
$ MILLIONS
20
16
12
8
4
0
16.3
18.2
2006
2007



Viterra's involvement in value-added processing enhances its ability to capture higher margins.

Livestock Feed and Services

Unifeed Inc.	100%
Unifeed Hi-Pro Inc.	100%
Puratone Corporation	31%

Diversify ability to capture added value from agricultural commodities and services to the livestock sector.

Feed mills in Western Canada, Texas and New Mexico create geographic diversification and supply nutritional expertise and products to a variety of livestock species.


VOLUME*
THOUSANDS OF TONNES
800
600
400
200
0
N/A
627
2006
2007


SEGMENT EBITDA*
$ MILLIONS
6
4
2
0
N/A
5.5
2006
2007



Driven by new cheese production capacity, the Texas Panhandle and New Mexico continue to experience double-digit year-over-year growth in dairy farming.

Financial Products

Viterra Financial™
Unifeed Financial®

Build relationships with farmers to finance agri-product sales and feeder livestock by providing credit services to support cash flow needs.

Alliances with Scotiabank™ strengthen financial and service offerings.


GROSS PROFIT*
$ MILLIONS
8
6
4
2
0
N/A
6.2
2006
2007


SEGMENT EBITDA*
$ MILLIONS
8
6
4
2
0
N/A
3.9
2006
2007



Viterra's flexible credit programs gives customers the freedom to make farm supply purchases while managing their cash flow requirements.

Letter to Shareholders



Dear Shareholders,

Fiscal 2007 was a year of transformation for Canadian agriculture and one that signaled the beginning of an exciting new era for our Company. For the past few years, our management team has been engaged in a process of re-focusing and re-tooling our operations to prepare for new global opportunities. Last year, we made the commitment to assume a leadership role in shaping the future of agriculture and to be a catalyst for change in Canada. Following the acquisition of Agricore United effective May 29, 2007, we have succeeded in creating a new Company and setting a stronger foundation for growth.

As Viterra, we are more than a merger of the nation's two largest grain handlers; we are a new entity with the scale and resources required to win in today's changing agri-business environment. We have the benefit of the rich histories of Saskatchewan Wheat Pool and Agricore United – two companies that, in various incarnations, created the Canadian grain industry and many of the agri-business opportunities within it. We are respectful of our heritage and are grateful to have the knowledge of these companies to build upon.

Mayo Schmidt
President and Chief Executive Officer

Integration Report

	Total Synergies
Grain Handling and Marketing	$53 million
Agri-products	$14 million
Corporate and Service Divisions	$29 million
Total	**$96 million**

Budget
to Oct. 31, 2007
$6 million

Actual
to Oct. 31, 2007
$9 million



Now we are preparing to take the next step in establishing Viterra as a global leader. Our growth strategy has two distinct goals: to maintain and expand a strong core business and to find new value-added opportunities that leverage our core foundation and expand our significance in an increasingly competitive international agri-business industry.

The creation of Viterra was the first step to achieving both of these goals. Our reach now extends from the Port of Vancouver to Thunder Bay – from Western Canada to the southern United States and from our national borders to Japan. With more than 70% of our grains destined for export markets each year, we are matching the abundant harvests of prairie farmers with growing customer demand around the world.

We now have unmatched access to grains and oilseeds throughout the Canadian Prairies; we possess an extensive retail network to market vital agricultural inputs to farmers; we have the shipping and logistical expertise to attract more of their business; and we have the marketing capabilities to reach customers in more than 50 countries worldwide. These are all essential elements in our operations and will be keys to our future success.

Our growing retail pipeline provides that critical connection to over 90,000 farm customers who depend on Viterra for innovative solutions tailored to enhance their business operations and expand their marketing choices. With an extensive line of proprietary and exclusive seed offerings, crop nutrients, crop protection products, financing programs and agronomic services, we have positioned the Company as the farmer's agri-business of choice and preferred conduit to the international marketplace.

Viterra's value-added operations, including its agri-food processing assets and livestock feed assets in Canada and the United States, allow us to leverage our access to quality grains and oilseeds and capture greater value – enhancing and diversifying earnings in the process. With potential global food shortages looming and protein consumption growing, we will be exploring ways to enhance Viterra's position in these important industries.

Integration Report: Key Accomplishments to Date

- Appointment of senior leadership team
- Completion of country operations model
- Appointment of country management and regional teams
- Completion of asset sales to Cargill Limited (Cargill) and James Richardson International Limited (JRI)
- Launch of new company name and corporate identity
- Rollout of the new Performance Management/Objective-setting Program, supporting continued emphasis on a performance- and accountability-based culture
- Completion of legal amalgamation
- Rollout of the new integrated agri-products processes and systems to all locations
- Establishment of a new 3-year $800 million senior secured revolving line of credit
- Issuance of $200 million in 8.5% senior unsecured notes
- Integration of Pool and AU agri-product financing products for farmers

Our expanded reach and influence make Viterra's source of supply important to the growing list of countries that need to access more agricultural-based commodities and to end-users who are eager to purchase crops that are produced to their exact specifications. We believe this demand will help us deliver greater value for our customers, employees and investors. That is our focus as we move forward.

Transformation Takes Hold

Over the past several years, our Board of Directors, our executive team and our employees have embraced the task of reshaping our Company to meet the needs of our new business environment. That involved more than streamlining our operations. It required cultivating a company

with a new culture and the drive to develop an even stronger business model for the future. We designed and executed a plan to bring together the assets and depth of talent that existed at the Pool and Agricore United. It is a credit to the leadership and front-line people of both companies that we achieved this important initiative together.

Our current focus is on the smooth integration of our operations to maximize efficiencies and capture estimated synergies of $96 million. This process is moving forward as planned and we expect it to be completed, as promised, by the end of fiscal 2008, with fully annualized synergies to be realized in fiscal 2009.

Strong Financial Foundation, Positioned for Growth

By combining the Pool and Agricore United into a single entity, we also gain greater financial depth and a flexible balance sheet from which to grow. On a trailing 12-month basis to October 31, 2007, consolidated sales and revenues grew by $1.9 billion to $3.5 billion. EBITDA for the 12 months improved by $178 million to $258 million compared to the same period of 2006. Net earnings reached $111 million, up from $3 million a year earlier, and we generated cash flow from operations of $204 million for the period. This strong cash position, together with asset divestiture proceeds, has allowed us to entirely fund our year-to-date integration costs internally. Our financial position is strong. We ended this fiscal year with total debt-to-equity of 31.1% and long-term debt-to-equity of 14.6%.

Looking ahead, our expanded revenue base is expected to enhance our competitive position as well as the stability of Viterra's earnings. As always, managing costs will be a critical element to our success. In many ways, our experience in tougher times has worked to our benefit and fuels a drive and desire that will continue to make us an exceptional company as we move forward. With a disciplined approach to cost management, we expect to generate significant cash flow that will support future growth.



Terry Baker and Mayo Schmidt at the unveiling of the Company's new name at a high throughput terminal near Regina – August 30, 2007.

Viterra stands for "life from the land"

"**Vi**" implies vigorous. It means growth and excellence. "Vi" also implies vital, and conveys the message that, through our efforts, the Company plays an important leadership role in further strengthening the agricultural industry.

"**Terra**" is the Latin term for land and earth – the roots and foundation from which Viterra is built and will grow.

Viterra's logo reflects a healthy plant and a growing organization, visually illustrated with the colours blue and green.

The Evolving Agri-business Industry

Much like Viterra, the agri-business industry is in a period of significant change. Global demand for food – and the goods and services associated with crop production – continues to rise dramatically. In part, this is a product of steady global population growth. The United States Census Bureau estimates that the global population will grow by more than 36% to 9 billion people over the next 42 years and other forecasters expect to reach that milestone much sooner. Added to this is the economic growth in countries like China and India. The developing

middle classes, especially in rapidly expanding areas of Asia, will tax the food supply and increase the demand for meat and dairy products. With more people and higher standards of living, the demand for grains in these areas of the world far surpasses their abilities to grow their own crops. That means they are drawing production away from other regions and opening doors for an expanding international grain trade.

Demand for biofuel in North America and abroad creates additional opportunities to increase grains and oilseed production. Although the biofuel sector is in the early stages of development in many areas, there is little question that it will consume a larger percentage of production in the years ahead.

In December 2007, the United States Congress passed a bill that will require a six-fold increase in ethanol use over the next 15 years. With 135 bio-refineries currently operating in the United States and a significant number under construction, crop production is bound to increase and, with it, the demand for more seed, crop protection products and grain handling services. Crop yields must also grow and we believe this will be primarily accomplished through advances in seed technology and machinery and increased fertilizer and crop protection product applications. Viterra is positioned to enhance its product offerings, partnerships and customer relationships, not only in Canada and the U.S., but around the world.

Acquire. Integrate. Innovate.

While we are excited by the significant scale of this new company, creating Viterra was not an end goal – it is a launch pad for our growth. We intend to use the same discipline to acquire, integrate and innovate as we move forward. Armed with a clear strategy for growth, a strong balance sheet and the deep knowledge and experience of our people, we intend to expand our business to generate greater returns for our investors.

Our North American footprint can be scaled up as we build on our existing infrastructure and expertise. Consolidation opportunities in Western Canada still exist, particularly in the agri-products segment, which currently has more than 240 competitors operating about 900 retail outlets in our market area. We are ready to take the lead. We can also expand through technological advances in seed development. More than half of the canola seed we sell is from exclusive lines, which adds value for farmers, destination customers and our Company.

We can tailor product specifications for end-users and ensure identity preservation through handling and logistics. Additional value-added processing, whether that be in food, feed, fuels or fibre, is also an appropriate fit for Viterra given the higher margin potential and the need to diversify our earnings base.

To be a viable competitor in this global industry, we cannot be content to be the strongest player in Canada or North America. We must be prepared to advance our interests abroad. This does more than expand our markets; it protects us against short-term volatility in any one market. We recognize that swings in commodity pricing, weather and political events can shift market conditions. By expanding our reach, we build upon, and protect, our operations.

We expect to create new relationships in North America and the Pacific Rim. We intend to expand existing relationships with key international partners and build new associations in other destinations. In addition to the immediate benefit of increased sales, securing first-hand knowledge and insight in other areas of the globe will allow us to tailor our Company strategies to the requirements of our customers at home and around the world. The strength and flexibility of our balance sheet, combined with our ability to generate significant cash flows, will support this focus.

We will approach our growth objectives with the same measured discipline that enabled us to successfully complete the creation of Viterra. We will build the expertise to move forward confidently and with the precision that is required to ensure we achieve results.

Mayo Schmidt

Chairman's Letter

Directing Change

The process of change can test the mettle of even the best companies – and fiscal 2007 provided an extraordinary opportunity to measure our leadership at both the management and board levels.

After decades of relative calm, the winds of change are blowing across the Canadian Prairies. They are driven by growing global demand, entirely new markets for agricultural commodities and an overdue need for industry consolidation. The agri-business environment is rapidly evolving, creating unprecedented opportunity for those companies that recognize the need for a new model for our industry. We are fully embracing that change, as evidenced by the creation of Viterra – a company with increased financial strength and incredible potential for growth. We view the continued support of investors and the financial community as evidence that our shareholders are encouraged by our performance and prospects.

The directors and executive management team of Saskatchewan Wheat Pool spent more than seven months working through the details to acquire Agricore United. It was a lengthy and complex process that included significant communication with and feedback from investors, customers, employees and communities. We believe this experience will make us an even stronger and more responsive board in the future.

The process of merging the Pool and Agricore United has also prepared us for success in the new agricultural economy. We are in a period of tremendous change, as global demand for the products and services we deliver is reaching an unprecedented level. Not only are we a stronger company, we have a team in place that understands the dynamics of progressive change.



Terry Baker
Chairman of the Board

Viterra's governance model maintains a single-class share structure and other best practices that are consistent with those of leading companies in Canada and around the world.

What Drives Viterra?



Viterra is a new company that intends to lead agriculture to new heights. We will take advantage of our industry-leading grain handling and agri-product assets to create opportunities for growth as a value-added supplier/processor/manufacturer in Canada and around the world.

Our mission is to elevate excellence in agriculture through innovation and ingenuity. We are a solutions-oriented company with the energy and commitment to deliver on our promises. Our strategic focus includes:

- Taking on industry leadership;
- Building a solutions-centric performance culture;
- Exceeding customer expectations;
- Investing for strategic growth; and
- Maintaining financial discipline.

Our values of integrity, trust, respect and high performance will always be central to Viterra's success. We will continually strive to earn our position as the partner of choice for our customers, shareholders and other stakeholders.

We have the benefit of providing leadership to a company that has both 80 years of history and the energy and enthusiasm of a brand new entity. Now we look forward to continuing on the path of growth and performance that we established in 2007.

Taking a Leadership Role

By bringing together the assets of Canada's two largest grain handlers, we have greater market share and an increased responsibility for leadership – within our Company, our industry and our communities.

With the creation of Viterra, we applied our governance model to the new organization and eliminated the limited voting share structure used by Agricore United. Shareholders who are interested in investing in Canadian agriculture can do so knowing that Viterra's governance practices are consistent with best practices in Canada and around the world.

Our Company has embraced the mantle of leadership – in our operating philosophies, policies and practices. In addition to pursuing growth and financial returns for our investors, we will be a concerned employer, a responsible environmental steward and an active corporate citizen. This will secure our standing as one of Canada's top corporations and a leader in agri-business.

We also believe this responsibility extends beyond our local borders. Canada has an important role in global agriculture, especially in areas such as food safety,

environmental stewardship and seed technology. As a major voice in Canadian agri-business, our Company intends to influence positive change in our industry around the world.

Accordingly, we will continue to build the strength and expertise of our management and board to live up to these increasing responsibilities. In recent months, our Company has been successful in attracting senior leaders who bring experience in strategy development and execution, international grain trading, human resources and agri-products marketing to enhance our strong management team.

At the board level, we continue to encourage education and development for existing directors. The people serving as directors of your company bring impressive resumes and a broad range of experience. We assess the performance of our board, committees and individual directors on an ongoing basis through a process of committee surveys and 360° peer reviews. Our Nominating and Corporate Governance Committee uses this information to evaluate strengths and shortcomings, with recommendations for further development and necessary additions to the board to expand our overall capabilities. In addition to the surveys, I personally meet with each Director to discuss their performance.

Our goal is to be prepared to address new opportunities for growth and development. This year, we will increase the time dedicated to assessing the strategic plan for the Company. As a new company with a highly motivated management team, we anticipate an ambitious yet disciplined course of action will be proposed. The board will be vigilant in reviewing all risks and opportunities to ensure that we deliver on commitments made to our shareholders.



Viterra officials and industry partners gather at the October launch of the Obsolete Pesticide Collection Campaign at a Viterra Farm Service Centre in Saskatchewan.

Viterra is committed to environmental stewardship and sustainability

Viterra is an industry leader in setting standards for safety in the communities in which it operates. The Company is a key partner in the CleanFARMS Obsolete Pesticide Collection Campaign, a component of CropLife Canada's Stewardshipfirst™ program that supports responsible use of crop protection and plant biotechnology products throughout their entire lifecycle.

"Our Company's participation in the CleanFARMS program is helping to make rural Canada much safer from a health and environmental standpoint. We are proud to work with governments and industry partners to protect our communities by providing farmers with a safe, effective and cost-free way to properly dispose of unwanted and obsolete crop protection products. This program is part of Viterra's larger commitment to environmental stewardship and sustainability," said Fran Malecha, Viterra's Chief Operating Officer (shown above – 3rd from right).

Compensation is an area of tremendous interest to investors. We believe in full disclosure and transparency in this area. Our report on compensation will provide the total compensation for each named executive officer within our Company.

This year, Rick Jensen is retiring from his board duties. We thank him for his commitment and leadership through the process of creating Viterra. As always, we'll be using the recruitment of new directors as an important opportunity to embrace fresh perspectives and ideas. Our Nominating and Corporate Governance committee will bring forward a slate of candidates with the skills required to keep advancing our interests in the new agri-business environment.

The Next Steps

As pleased as we are with the accomplishments of 2007 – including record financial performance – our focus is squarely on the future. After all, you can't drive very well by admiring the scenery in the rear-view mirror.

To deliver further growth and increased profitability, we will build on the processes that led to the successes of 2007. We proved our ability to evaluate opportunities and to execute plans amid a very complex operating environment. As the industry continues to change, I am confident that we will be able to apply what we've learned to explore new opportunities for growth and development.

Global demand for food, animal feed and biofuels is generating a wave of new development in the agri-business sector. We intend to capitalize on it. In each segment of our business, we have the potential to grow. From seed technology to grain handling and livestock operations to financial services, we can increase our size and influence in Canada and around the world.

People who watched the Pool fend off competitors in the pursuit of Agricore United have asked me: "Were you simply lucky?" We intend to continue to prove that we have the capability and determination to build a global leader. That said, the completion of our merger has not clouded our vision. We will operate with prudent flexibility – always balancing the need to pursue growth with protecting the interests of shareholders. Our Company has the financial strength and management capability to become more aggressive in our expansion plans. Our Board will provide the oversight needed to ensure the process is deliberate and focused.



Delivering for Shareholders

We recognize Viterra's responsibilities to our industry and our stakeholders. Ensuring our Company lives up to its commitments is the primary focus of our board. We will be refining our corporate giving, sponsorship and stewardship programs and establishing a framework and corporate culture that will define Viterra for all stakeholders.

This year, we expect to see that the synergies of our merger are captured. We are grateful for the confidence that has been placed in us by our financial partners and investors. We will deliver on our promises to keep their trust.

Our board has the expertise to ask the right questions of management and to provide the necessary direction in pursuing growth. We believe a tremendous amount was achieved in 2007 – and that the road ahead holds even more potential.

These are exciting times for our Company and we look forward to delivering for our shareholders.

Terry Baker

Viterra's Board of Directors


Thomas Birks
Director
Audit; Nominating/
Corporate Governance
Herb Pinder
Director
Nominating/
Corporate Governance
Vic Bruce
Director
Compensation
Mayo Schmidt
President and
Chief Executive Officer
Dallas Howe
Director
Compensation [Chair]


Ryan Anderson
Director
Rick Jensen
Director
Tom Chambers
Director
Audit [Chair];
Compensation
Terry Baker
Chairman
Doug Kitchen
Director
Harold Milavsky
Director
Audit; Nominating /
Corporate Governance [Chair]

Canadian Agriculture's Bright Future

Rising population, strong economic growth in Asia and a rapidly expanding biofuel industry are driving global demand for agricultural commodities as never before. This is good news for the prairie farmers who have helped make Canada the world's second largest exporter of grains and oilseeds. It bodes equally well for Viterra, the country's leading agri-business.

World Population
(in billions)



10
8
6
4
2
0
1950
1975
2000
2025
2050

Source: World Population Prospects: The 2006 Revision Population on Database

In 1798, the English political economist Thomas Robert Malthus published his seminal work: *Essay on the Principle of Population.* In it, he predicted the world's food supply would soon be outstripped by rapid population growth, leading to widespread food shortages and national conflict. By the mid-20th Century, Malthus' warnings had come to be regarded as quaintly amusing. But he could be forgiven for failing to foresee the impact of declining birthrates in the industrialized countries or the Green Revolution, which significantly increased crop yields throughout much of the developing world.

Several decades later, however, a host of new challenges has left many observers wondering if Malthus didn't have a point after all.

First among them is a human population that has grown from 1 billion in Malthus' time to 6.6 billion today. Each year, there are 72 million more mouths to feed in the world, with projections calling for more than 9 billion people by 2050. Most of that increase is occurring in Asia, where its impact is compounded by rising incomes that allow for better food choices and significantly higher per capita calorie consumption.



Farmland Per Person

(hectares/person)


0.6
0.5
0.4
0.3
0.2
0.1
0.0
1950
1975
2000
2025
2050

Source: Company Estimates Based on World Resource Institute: Earth Trends: Agriculture and Food – Land: Arable Land Units: Thousand Hectares

Corn Used for Ethanol

(in million bushels)


Production
Corn Ethanol for Fuel
% of Crop
15,000
12,000
9,000
6,000
3,000
0
45
40
35
30
25
20
15
10
5
0
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15

Source: USDA: Ethanol Transportation Backgrounder, September 2007

Corn used for ethanol production is expected to climb to 5 million bushels – about one-third of the projected U.S. corn supply – by 2014.

Meanwhile, fertile land available for agricultural production is limited, especially in the world's most populous and fastest-growing economies. Advances in crop genetics and farming technologies have helped keep pace with growing agricultural demand, and in the years ahead, major exporters like Canada will be expected to bridge a widening gap.

One of the most vexing challenges is a widespread scarcity of fresh water in the developing world. Since 1950, worldwide acreage under irrigation has doubled and water withdrawal for agricultural, domestic and industrial uses has tripled. Today, agriculture is the No. 1 user of water worldwide, accounting for 70% of all fresh water withdrawn. In Asia, steady population growth and rapid industrialization are taxing the region's fresh water resources. Meanwhile, agricultural requirements for water are increasing dramatically as a result of growing consumer demand for grain-fed, higher protein foods.

At the same time, the once fledgling biofuel industry has become a serious competitor for precious farming acreage, particularly in the United States, where its rapid growth is fuelled by concerns over energy security. Between 2000 and 2006, total U.S. ethanol production leapt from 1.6 billion to 4.9 billion gallons, and momentum continues to build. In December 2007, the U.S. signed into law a new energy bill that calls for fuel producers to use at least 36 billion gallons of biofuel by 2022, of which 15 billion gallons will be corn-based. The resultant shift in agricultural resources can be seen in the size of the U.S. corn crop which reached a record 13.1 billion bushels in 2007. Similar forces are at work on a global scale. According to the Food and Agricultural Policy Institute, one-quarter to one-half of the annual growth in grain and oilseed production in the U.S., Europe and China will be devoted to biofuel production in the next two years.

What do these trends say about the future of global agriculture? Within an increasingly free market that is governed by the laws of supply and demand, the most obvious effect is higher commodity prices. After languishing for 40 years in a general downturn, agricultural commodities have been on a tear since 2005. Wheat prices were more than double their five-year average in 2007, soybeans were 75% higher than their five-year


FLEXFUEL

Production and Consumption

Wheat

(in million tonnes)


Production
Consumption
Ending Stock
640
560
480
400
320
240
160
80
0
160
140
120
100
80
60
40
20
0
2003/04
2004/05
2005/06
2006/07
2007/08E

Source: USDA – Circular Series FG 12-07 January 2008 and World Agriculture Supply and Demand Estimates January 2008

Corn

(in million tonnes)


Production
Consumption
Ending Stock
900
800
700
600
500
400
300
200
100
0
140
120
100
80
60
40
20
0
2003/04
2004/05
2005/06
2006/07
2007/08E

Source: USDA – Circular Series FG 12-07 January 2008

Rice

(in million tonnes)


Production
Consumption
Ending Stock
450
360
270
180
90
0
90
72
54
36
18
0
2003/04
2004/05
2005/06
2006/07
2007/08E

Source: USDA – Circular Series FG 12-07 January 2008

Production of key crops such as wheat, corn and rice fell short of consumption during the past two years.

average and corn prices are expected to remain well above their five-year average for the medium term. Commodity prices are also expected to remain high as a result of a decrease in inventories. Production of vital crops such as wheat and rice fell short of consumption during the past two years and today, global stocks of grains and oilseeds have fallen to the lowest level in 25 years.

Fundamental demand for agricultural commodities will remain strong with rising populations in the world's fastest-growing economies. China and India are leading the pack with annual GDP growth rates of about 11% and 8%, but development in other important markets such as Indonesia, Malaysia and Pakistan is also robust, averaging about 6% a year. Rising incomes within these strengthening economies are fuelling demand for pork, poultry, beef and the feeds required to grow these grain- and oilseed-intensive foods.

Such developments are good news for prairie farmers. There is strong and growing demand for Western Canada's high-quality agricultural commodities given the limited growing capacity in booming Asian economies. At the same time, rapid growth in the U.S. and Canadian

Commodity Price Development of Key Crops

(average price CDN$/tonne)


Canola
Flax
Wheat (ex. Durum)
Peas
Oats
Barley
500
400
300
200
100
0
1999
2000
2001
2002
2003
2004
2005
2006
2007 E
2008 E

Source: Agriculture and Agri-food Canada and Viterra Report

Annual GDP Growth Rates in Other Key Markets

(percent)


Other Former Soviet
Middle East
United States
Canada
European Union 25
11
9
7
5
3
1
-1
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: World Bank World Development Indicators (adjusted)

World Use of Grains and Oilseeds
(in billion tonnes)


2.5
2.0
1.5
1.0
0.5
0
1992/93
1995/96
1998/99
2001/02
2004/05
2007/08E

Source: USDA – World Agriculture Supply & Demand Estimates

biofuel industries will continue to stoke demand for Canadian grains and oilseeds. Unprecedented production of corn has diverted acreage from other crops – particularly wheat and soybeans – elevating the price of most agricultural commodities in the process. This supply and demand imbalance is expected to persist for years to come. In response, prairie farmers have the capacity to put more acreage into production and the incentive of high commodity prices to invest in higher yields.

Viterra is ideally positioned to share in their success. Canada is the world's second largest exporter of grains and oilseeds, with the bulk of productive capacity in Western Canada. We are the country's largest grain handling company with a 42% share of the market and a network of complementary agricultural businesses that form the foundation for strong, year-round relationships with thousands of prairie farmers. From supplying the specialty seeds, fertilizers, crop protection products and equipment they need to ensure a bountiful harvest to providing valuable access to destination customers around the globe, Viterra operates an increasingly vital pipeline for Canada's high-quality agricultural production. The following pages show how we are extending our reach amid a world of opportunity for growth.


VITERRA

Competitive Advantage #1:

Canada's Premier Grain Pipeline

Viterra operates the country's largest and most efficient grain pipeline with major operations in all primary growing regions and at all key ports.

This unrivalled network allows us to source and market a wider range of Canadian grains, oilseeds and special crops than any of our competitors. And we do it with industry-leading efficiency. Viterra operates approximately 37% of the total country storage capacity in Western Canada with 1.9 million metric tonnes, yet our market share for the six major grains exceeds 42%. That's because we outperform the industry in asset utilization.

Multi-car Loading Capabilities

(based on capacity)


100s
50s
25s or less
16%
19%
65%

Source: Viterra Report

Eighty-four percent of Viterra's prairie elevator storage capacity is capable of loading 50 or 100 cars in 24 hours to qualify for railway incentives. With 44% of the industry's 100 car loaders, we have an unparalleled ability to capture maximum incentives and capitalize on programs to improve system efficiency, such as advanced booking of hopper cars. As a result, Viterra's inventory turn rate – the number of times an elevator's storage capacity is shipped annually – is well above the industry average. What's more, as industry deregulation and consolidation unfold, we expect our performance will keep getting better.

Grain Capacity Turnover


Industry
Viterra
10x
8x
6x
4x
2x
0x
2003
2004
2005
2006
2007

Source: Viterra Estimates

Equally important, Viterra is ideally positioned to meet the needs of global customers through export terminals in Vancouver, Thunder Bay and Prince Rupert. Fuelled by growing demand from Asian markets, two-thirds of the grain Viterra markets through its wholly owned port terminals is handled through its Vancouver port terminal assets.

In Vancouver – Canada's primary grain port – our Cascadia and Pacific terminals account for 51% of industry capacity.

At Cascadia Terminal – one of the industry's most automated – computer system upgrades are underway to extend its capabilities and efficiencies well into the future. The terminal can unload, grade and segregate up to 300 hopper cars, or 27,000 tonnes of prairie grain, in a 24-hour period. Loading to vessel is equally impressive with capacity for 24,000 tonnes per eight-hour shift and room for vessels as large as 120,000 tonnes.

All of Viterra's facilities have achieved registration and conformity with international standards for quality and food safety developed by the International Organization for Standardization (ISO). Adherence to ISO protocols ensures the traceability of agricultural commodities as they move through Viterra's pipeline, while helping to ensure products of the highest possible quality are delivered to our destination customers.


Our Cascadia terminal at
the Port of Vancouver:
gateway to the Asia
Pacific markets.

The acquisition of Cascadia and Pacific terminals has increased our throughput capacity in Vancouver from 3 million metric tonnes to 8 million metric tonnes, significantly improving Viterra's ability to keep pace with growing demand for grains and oilseeds in the fast-growing economies of Asia.

Complementing Viterra's primary grain handling system is a network of 11 special crops processing plants in Western Canada and two in the U.S., which handle a variety of high-margin commodities such as field peas, lentils, chickpeas, dry beans, specialty oats, mustard and buckwheat.

A Merchant-Driven Pipeline

Viterra utilizes a "merchant-driven" operating model to maximize the efficiency and margins in its grain pipeline.

In this system, the grain merchandiser is the decision-maker for the entire process including the sale, the price paid to the farmer and the logistics involved in transporting the commodity to the customer. Viterra's merchant-driven model is based on the philosophy that merchandisers are sitting at the highest vantage point in the pipeline and can see the farthest in both directions. They are, therefore, in the best position to make decisions that benefit the pipeline as a whole versus a system where responsibility is handed off at each step in the process.

Viterra's Pipeline Connects the Prairies to Markets Around the Globe


Calgary
Regina
Winnipeg
To markets including Mexico, China, Japan, India and Pakistan.
U.S.
2 Specialty Plants
3 Feed Mills
To markets including the U.S., Mexico and Europe.

104 Number of elevators in Viterra's grain-handling network, the largest in the country

50 Number of countries where Viterra ships its grain

8 million Tonnes of throughput capacity Viterra operates at the Port of Vancouver

51 Viterra's percentage of total capacity at the Port of Vancouver



Competitive Advantage #2:

Year-Round Customer Relationships

With 276 retail locations across the Prairie provinces, we're close to western Canadian farmers in more ways than one.

Viterra's predecessor companies have a rich heritage in Western Canada and relationships with thousands of prairie families, many of which span several generations. We enjoy strong year-round associations with these skilled producers and offer the expert agronomic advice, proprietary seeds, fertilizers and crop protection products they need to meet the exacting specifications of domestic and international food companies.

We're also located where they need us. Viterra is the largest retailer of crop inputs in Western Canada with locations that span the Prairie provinces and an agricultural products market share in excess of 30%. Even better, there's abundant room for growth in this consolidating industry. The total size of our market is represented by over 90,000 prairie farmers and total seeded acreage of about 60 million acres. Although land under cultivation has remained relatively constant over the past decade, input usage has climbed significantly as farmers have tried to keep pace with the growing appetite for their increasingly valuable commodities. Since 1999, the overall market for seed, fertilizer and crop protection products in Western Canada has grown from $2.6 billion to $3.5 billion. What's more, Viterra enjoys the presence and scale within this region that's required to expand our share of the market.

Our exclusive Proven® Seed brand is one of the most important reasons for our growing relationship with producers. Proven® was created by bringing together the resources, people and expertise of two highly successful seed programs to form the undisputed leader in western Canadian agriculture. From industry-leading seed research to extensive field testing to commercialization, we are committed to developing more opportunities for our producers to grow the high-value commodities most demanded in global markets. Proprietary products are a key feature of the Proven® Seed line, with 19 canola seed varieties and 15 cereal varieties exclusive to Viterra, and many more in development.

Increasingly, prairie producers are also depending on Viterra for specialized financial services. In 2007, we created a new entity called Viterra Financial™. As an agent of Scotiabank™, Viterra Financial provides competitive credit programs and services that meet the unique and ever-changing demands that characterize the business of farming. Financing for about 25,000 customers requires more than $1.0 billion in approved credit and offers opportunities for growth.



Industry-Leading Expertise

Lisa Britz, one of Viterra's 19 regional Managers of Agronomic Services, checks soil profiles and fertility requirements with customer Chris Jenkins at the family-run farm northeast of Humboldt, Saskatchewan.



VITERRA FINANCIAL

Newly branded Viterra Financial™, an accredited agent of Scotiabank™ offers a range of new financial products and services designed to meet the unique needs of the farming community.

Agri-products Retail Sales

276 Retail outlets throughout Western Canada

34 Number of proprietary grain and oilseed varieties available from Viterra's exclusive Proven® Seed line

$1 Billion

In credit available to farm customers annually through Viterra Financial

Competitive Advantage #3:

Focused, Value-Added Investments

Our processing businesses open up valuable markets for the commodities we handle while diversifying earnings and enhancing overall margins.

Wholly owned Can-Oat Milling, for instance, is the world's largest industrial oat miller. The Company's plants in Alberta, Saskatchewan and Manitoba are located within Western Canada's prime oat growing areas and export more than 90% of production, mostly to industrial oat manufacturers and branded food companies in the United States. Can-Oat's primary and finished oat products are sourced and processed locally, which removes 35% of their weight by volume and provides an enduring cost advantage over U.S. competitors. Can-Oat provides a valuable local market for our commodities and higher margin, less volatile earnings than our core operations.

Viterra also owns a 42% stake in Prairie Malt Limited, which sources up to 80% of its barley requirements (subject to meeting defined quality specifications) from Viterra each year. Prairie Malt's facility in Biggar, Saskatchewan processes barley into high-quality malt for leading brewers in Canada and around the world.

Viterra also has enhanced its investment in value-added fertilizers. Through its acquisition of Agricore United, Viterra increased its ownership in Westco from 43% to 100%, positioning itself as a key supplier of crop nutrients, working with farm customers to help capture the growing opportunities in this positive economic environment. Westco is a distributor of quality fertilizer products throughout Western Canada providing Viterra's retail network with reliable access to products. Through Westco's 34% ownership in CFL, a world-scale nitrogen producer at Medicine Hat, Alberta, Viterra also enjoys the financial benefits of manufacturing margins, an important contributor to its Agri-products pipeline. With the strong commodity prices of late, farmers are buying record amounts of crop nutrients to increase their yields per acre. In fact, Viterra has experienced record pre-payments of agri-products through the January 2008 period



Carla Robidoux and Ian Currie perform detailed product testing to ensure Can-Oat meets the expectations of destination customers.

Nature's Wonder Grain

Can-Oat's growth is buoyed by strong consumer trends. Oats are one of the most nutritionally balanced and wholesome cereal grains and contain a high percentage of complex carbohydrates, which have been linked to reduced risk of colon, breast and prostate cancer as well as diabetes. They are also an excellent source of soluble fibre, which has been linked to lower blood cholesterol and decreased risk of heart disease.

3	Number of Can-Oat mills across Western Canada. Can-Oat is the largest industrial oat miller in the world
90	Percentage of Can-Oat goods shipped to the U.S.
235,000	Tonnes of finished oat products processed by Can-Oat Milling annually

which topped $250 million, approximately $100 million ahead of its expectations.

Our Livestock Feed and Services division provides similar advantages, including a natural opportunity to generate additional value from the grains and oilseeds that pass through our country elevator network. Viterra is a growing producer of high-quality animal feed in North America with a reputation for leadership in developing the advanced formulations our customers need to optimize animal health and nutrition. In 2007, this division produced more than 1.0 million tonnes of animal feed products through seven Canadian and three U.S. feed mills. Prospects for growth in this business are attractive thanks to a growing worldwide demand for protein that is being driven by population growth and rising disposable incomes. An unprecedented focus on food safety also bodes well for large-scale players such as Viterra, as smaller competitors struggle to keep pace with increasingly expensive production standards.

Gross Margins – 2007*

(per tonne)


Grain Handling
Feed Processing
Agri-food Processing
80
70
60
50
40
30
20
10
0
24.79
41.28
74.78
Grain Handling
Feed Processing
Agri-food Processing

Source: Viterra Reports

* 12 months ended October 31, 2007

34 Percentage of ownership Viterra has, through Westco, in CFL, a fertilizer manufacturer

1.4 million Tonnes of anhydrous ammonia and granular urea produced by CFL through its plant in Medicine Hat, AB


UNIFEED

Unifeed Olds, a commercial feed mill in Alberta and has production capacity of 150,000 tonnes annually. Unifeed Olds supplies top quality feed, services and related products to central Alberta, British Columbia and Saskatchewan. Certified under the Hazard Analysis Critical Control Point (HACCP) guidelines, Unifeed manufactures products that comply with all federal regulations. HACCP is an internationally recognized system of quality control management for food safety.



Competitive Advantage #4:

A World of Opportunity for Growth

Close alliances with leading marketers and destination customers help to make Viterra a supplier of choice in an increasingly global market.

Many of the most important trends in the food industry today are driven by growing nutritional awareness. Consumers are looking for the highest standards of safety and quality, as well as healthier food choices, and the world's food companies are working hard to satisfy those appetites. Such trends are also creating new opportunities for Viterra, as evidenced by the rapid growth of our identity preserved (IP) grain and oilseed programs and the close relationships we are forming with the world's leading commodity marketing firms and destination customers. From proprietary seed research and development to quality controlled transportation and delivery, to our expanding in-house trading capabilities, Viterra plays an increasingly vital role in helping today's farmers meet the rising expectations of the global food industry.

Our business relationship with Warburtons, the United Kingdom's (U.K.'s) No. 1 branded baker, is an example of how Viterra delivers high-quality, trait-specific products to customers around the world. One of the varieties Viterra supplies to Warburtons is Proven® 5400IP, a high-protein, high-yielding wheat variety created from the leading genetic research and development of Viterra's Proven® Seed program. Viterra contracts grain growers in specific areas of Western Canada with the right soil conditions to produce wheat that has the quality attributes required by Warburtons, such as the right flour colour and crumb structure. Viterra's agronomic specialists provide advice on soil fertility, crop protection products, insect and disease control, and other critical crop management practices to ensure the best crop possible. This includes a proprietary risk


Warburtons
FAMILY BAKERS
Since 1876

Wheat That's Made to Order With the development of Proven® 5400IP, Viterra has created a unique wheat variety that meets or exceeds the high quality standards expected by Warburtons, the U.K.'s No.1 branded baker. An estimated 19 million households – approximately 78% of the U.K. population – purchase Warburtons bread weekly.



Solid business relationships are at the foundation of Viterra's success. In October, Viterra officials toured Warburtons bakery in England. From left to right: Terry Baker, Chairman of the Board, Fran Malecha, Chief Operating Officer, and Mayo Schmidt, President and Chief Executive Officer.

management model we've developed to help producers forecast in-season potential for Fusarium, a serious plant disease, and ensure timely and effective control. Once harvested and delivered to Viterra, the identity preserved grain is segregated and tracked through to export position and to its final destination.



Mayo Schmidt, President and CEO, knows that close alliances with leading customers help to make Viterra a supplier of choice.



Viterra employee Taryn Nixdorf counts seed germinations at the Regina-based Quality Lab.



70–73

Number of loaves of bread produced with a single bushel of wheat

Throughout this process, Viterra's Quality Management System ensures the integrity of the product. All of our grain handling facilities are registered under the Quality System ("ISO 9001:2000"), and the food safety system ("ISO 22000:2005"). These guidelines allow Viterra to analyze critical control points throughout the processing and shipping cycles and establish limits, preventative measures and monitoring systems to ensure the integrity of the Company's processes and products.

A Year on the Farm:

Agri-business Is a 12-Month Cycle*

Q1 | Viterra averages 9% of its agri-products sales during this quarter and receives pre-purchase payments from customers for spring agri-products. On average, 27% of the annual grain shipments occur during this quarter.


NOV
Grain drying/cleaning/blending
Equipment sales
Fall fertilizer application


DEC
Agri-products prepayments
Fertilizer/seed sales
Grain shipping


JAN
Grain shipping
Seed sales/planting decisions
Equipment sales

Q2 | Viterra generates an average of about 16% of its agri-products sales in this quarter and ships about 24% of its annual grain shipments.


FEB
Grain shipping
Seed sales/planting decisions
Production contracts


MAR
Seed testing/treatment
Agronomic consultation
Production contracts


APR
Pre-seed applications
Fertilizer, crop protection product sales
Grain shipping

Q3 | Viterra's agri-products sales during this quarter historically average about 63%, while grain shipments average 26% of annual shipments.


MAY
Seeding
Fertilizer, crop protection product sales
Grain shipping


JUN
Crop protection product sales
Agronomic consultation
Bin/auger sales


JUL
Crop protection product sales
Bin/auger sales
Crop tours

Q4 | Viterra's agri-products sales during this period historically average about 12% of total sales and grain shipments average 23% of total shipments.


AUG
Harvest grain sampling
Grain deliveries
Bin/auger sales


SEPT
Harvest grain sampling
Grain deliveries
Drying/cleaning/blending


OCT
Grain sampling/deliveries
Drying/cleaning/blending
Soil testing

* The percentages used on this page reflect the quarterly information for the last 12 months as illustrated in the table entitled "Three-Year Historical Pro-forma Financial Performance to October 31, 2007".

Management's Discussion and Analysis

1 Responsibility for Disclosure

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra (the operating name and trademark of Saskatchewan Wheat Pool Inc. and referred to herein as Viterra or the "Company") as of January 18, 2008. A number of factors have influenced management's presentation and discussion of results in this report.

- Effective May 29, 2007, the Company acquired Agricore United ("AU"), a major competitor and the largest Canadian agri-business in terms of market share. As a result, the discussion of comparative financial statements requires additional disclosure to support shareholders' understanding of the underlying performance of the business.
- On July 30, 2007, Viterra announced a change in its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Consolidated Financial Statements for fiscal 2007 reflect a 15-month year (the "Transition Year" from August 1, 2006 to October 31, 2007). These Consolidated Financial Statements include the results of Saskatchewan Wheat Pool Inc. (the "Pool") for the entire reporting period and the results of AU from May 29, 2007 to October 31, 2007. Under Generally Accepted Accounting Principles ("GAAP"), the financial results for AU can only be reported commencing from the acquisition date of May 29, 2007.
- Based on GAAP, the comparative fiscal 2006 financial statements must reflect the 12-month performance of Saskatchewan Wheat Pool for the period August 1, 2005 to July 31, 2006 and must exclude the results of AU.
- This MD&A includes key financial statement information for the 15 months ended October 31, 2007 compared to the 12-month results of the acquiring company to July 31, 2007.
- To supplement this information, unaudited financial results for the trailing twelve months ended October 31, 2007 (which includes the consolidated results of AU for the five months ended October 31, 2007), compared to the 12-month period ended October 31, 2006 (Pool only), have also been included.
- Management will focus its discussion on the comparative trailing 12-month periods and the related quarters ended October 31, 2007 and 2006, respectively. Management believes this analysis is more relevant to readers and will assist in their understanding of the future financial performance and the seasonality inherent in Viterra's core business.

2 Company Overview

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world.

As described in more detail in Note 4 of the Consolidated Financial Statements and in Section 11 herein, on May 29, 2007, the Company acquired effective control of AU, one of Canada's leading agri-businesses, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S.") and Japan. The acquisition resulted in the Company achieving a stronger and more diversified presence amid the growing demands of a highly competitive marketplace, while creating the scale and scope of operations to enhance its western Canadian position in the global environment. The combination provided a number of benefits, including:

- Strong geographic representation and diversification in each of the Prairie provinces to reduce the risk of adverse weather conditions that can affect crop quality, production volumes and agri-product sales in any one region. The Company's resulting grain handling market share has grown from 24% (based on elevator receipts of the six major grains) to approximately 42% and it now operates approximately one-third of Western Canada's agri-product retail locations compared to just over 10% prior to the acquisition.
- The ability to deploy assets to maximize returns by significantly improving the overall efficiency of grain flow from the Prairies to export position. The Pool, prior to the acquisition, operated approximately 35% of the industry's 100-car loading capacity. As a result of the acquisition, it now operates 44% of the industry's 100-car capacity. In addition, 84% of the Company's storage capacity on the Prairies can load 50- and 100-car trains, a significant competitive advantage and one that attracts financial incentives from the railways.
- Improved access to the important Asian Pacific market. The Company now has access to 8 million metric tonnes ("MMT") of export throughput capacity at the Port of Vancouver, compared to approximately 3 million tonnes prior to the acquisition.
- The establishment of a lower cost service model through the achievement of significant efficiencies, including estimated synergies of $96 million per annum.
- A more diversified earnings base with the addition of AU's Livestock Feed and Services and Financial Products segments which complement the Company's value-added

food processing capabilities through Can-Oat Milling ("Can-Oat") and Prairie Malt Limited ("Prairie Malt").

- Stronger earnings and cash flow potential. The Company generated net earnings of $0.5 million and cash flow provided by operations of $53.7 million for the 12 months ended July 31, 2006. For the 12 months ended October 31, 2007, the Company's net earnings were $111.2 million and its cash flow provided by operations was $203.9 million.
- Enhanced liquidity and improved access to the capital markets. The Company's market capitalization has grown from approximately $700 million at July 31, 2006 to approximately $2.7 billion today.

Representing the agri-food pipeline, the Company's operations are diversified into the following five business segments:

Agri-products

- Manufacturing, distributing and retailing crop inputs and supplies to producers, including seed, chemical, fertilizer and equipment
- 100% ownership Western Canadian Fertilizers Limited ("Westco")
- 34% ownership Canadian Fertilizer Limited
- Research and development ("R&D")
- 45.2% ownership Interprovincial Co-operative Limited

Grain Handling and Marketing

- Contracting, marketing and transporting grain from Western Canada producers to consumptive customers
- Providing value-added services to producers, including cleaning, drying, blending and storage of grain

Agri-food Processing

- Further manufacturing of bulk grains
- 100% ownership Can-Oat Milling
- 42.4% ownership Prairie Malt Limited

Livestock Feed and Services

- Livestock feed manufacturing with 7 feed mills and 2 pre-mix sites in Western Canada
- 3 feed mill locations in South Central U.S. operated by Unifeed Hi-Pro Inc.
- 31.4% ownership Puratone Corporation

Financial Products

- Provides credit services to customers of the Agri-products and Livestock Feed and Services segments through Canadian Financial Institutions

Following the acquisition of AU, on August 30, 2007, the Company commenced using the operating name Viterra and will be seeking shareholder approval to formally change the name to Viterra Inc. at its next annual meeting of shareholders, scheduled for March 2008.

With the recent change in the Company's operating name, the Company's shares now trade on the Toronto Stock Exchange ("TSX") under the symbol "VT" (formerly "SWP").

3 Business Model

Viterra's business model is designed to optimize its position in the agri-food pipeline by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the value-added pipeline.

Viterra's relationship with farmers across Western Canada is extremely important given that they are both the primary customer and suppliers of products. The Company provides farmers with agronomic and planning advice and other services at the beginning of the crop cycle and delivers customized agricultural solutions aimed at ensuring that high-quality, high-yielding crops are available to meet demands in the international marketplace.

Viterra sells a wide variety of agri-products such as proprietary and public seed varieties, along with fertilizer, crop protection products, and small agricultural equipment. By bundling agri-products with production contracts, trucking premiums, financing options and targeted marketing programs, Viterra attracts grain into its high throughput grain handling network on the Prairies, where the product is cleaned, blended and dried before it is sold to the domestic or export market. Viterra markets the grain direct to end-use customers through its commodity merchandisers or the Canadian Wheat Board ("CWB"), and the products are shipped from the Prairies either by truck or by rail to various markets. Viterra manages the

VITERRA'S INTEGRATED PIPELINE


Research & Development
Agri-products
Grain Handling
Marketing & Transportation
Logistics
Export Shipping
Value-added Businesses
Destination Customers

Alliance and Supply Agreements in place throughout the chain

transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For the international marketplace, the product normally moves through one of Viterra's port terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission ("CGC") to ensure it meets the quality specifications demanded by the international marketplace.

Viterra's commodities can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from Viterra's oat processor, Can-Oat, or traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the pipeline to the consumer. Value-added feed processing activities through the Company's Livestock Feed and Services group provides feed products, nutritional support, financing, swine marketing and other related services to livestock producers in Canada and the U.S.

Each of the Company's segments is discussed in more detail below.

3.1 Agri-products

Viterra's Agri-products segment operates a network of 276 retail locations throughout Western Canada, which are geographically distributed throughout the growing regions in the Prairies. The Company is involved in the specialized storage and sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment such as storage bins. All facilities offer a variety of agronomic services, including seed, soil and moisture testing. Viterra's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

Viterra's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola, designed to thrive in Western Canada's diverse climate. Viterra contracts with Prairie growers to produce the seed and, through its retail network, sells proprietary seed varieties and certified seed such as Proven Seed[1] ("Proven"), which offers improved yield potential and other value-added traits. Viterra also sells third-party varieties provided through suppliers such as Bayer CropScience, Dow AgroSciences, Pioneer Hi-Bred and Monsanto.

With the acquisition of AU, Viterra is now the sole owner of Western Co-operative Fertilizers Limited ("Westco"). Headquartered in Calgary, Alberta, Westco is a fertilizer wholesaler and manufacturer and a significant contributor to this segment's sales and earnings stream. Westco holds a 34% investment in Canadian Fertilizers Limited, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of the production capacity of approximately 1.4 MMT with production split equally between granular urea and anhydrous ammonia.

Viterra also holds a 45.2% investment in Interprovincial Co-operative Limited, an important supplier and manufacturer of crop protection products in Canada.

Viterra Agri-products Retail Outlets

by Province*


ALBERTA/
BRITISH COLUMBIA
81 outlets
29.3%
51.5%
19.2%
SASKATCHEWAN
142 outlets
MANITOBA
53 outlets

*Source: Viterra Company Reports

Seeded Acreage

by Province**


MANITOBA
8.2M acres
13.4%
ALBERTA/BRITISH COLUMBIA
17.8M acres
29.2%
SASKATCHEWAN
35.0M acres

**Source: Statistics Canada Field Crop Reporting Series 2, April 24, 2007

[1] PROVEN SEED™ is a trademark of Saskatchewan Wheat Pool Inc., operating as Viterra

3.1.1 Agri-products Market Environment

The competitive landscape in Western Canada is a mature market and highly fragmented, made up of more than 240 competitors servicing about 917 locations throughout the region. Independent retailers collectively comprise about 30% of the market, in addition to a number of major grain handlers that sell seed, fertilizer, crop protection and small agricultural equipment. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and since 1999, the overall market (excluding equipment sales) has grown from about $2.6 billion in sales to about $3.5 billion today.

The growth in sales has been driven by a combination of increased consumption resulting from the development of new seed technologies and varieties, escalating prices resulting from supplier consolidation (increased supplier power) and external factors such as rising fertilizer prices.

New seed and seeding technologies, together with less summerfallowed acres, price escalation, the development of new crop protection products that address long-term plant disease issues, and shifts in crop mix from grains to oilseed and special crop commodities have all influenced the growth in the seed market. With the evolution that drove growth in the seed market slowing, future real growth in the overall market is expected to track inflation.

The most dramatic sales growth has been in fertilizer, although this increase has primarily been a result of rising prices. While fertilizer pricing has historically been driven by natural gas prices, supply and demand was a major factor contributing to rising prices in the most recent year. High fertilizer demand in 2007, a result of increasing corn production in the U.S. and high commodity prices, contributed to record pricing even though natural gas prices were lower compared to the prior year. As noted in the discussion on segment performance in Section 7, this created significant margin appreciation relative to the cost of manufacturing or purchasing fertilizer in the most recent 12 months.

Forecasts for increased corn production in the U.S. to support the ethanol industry are expected to create increased demand and higher pricing; however, further increases in fertilizer pricing are not expected to be as significant to future growth as in previous years. High fertilizer prices may eventually cause a reduction in fertilizer consumption by producers not willing to make the additional investment.

Product differentiation is limited in the fertilizer and crop protection segments as all of the larger competitors have access to similar products, although some have proprietary rights to specific brands. Greater opportunities for differentiation exist in seed products as access to proprietary seeds can drive higher sales and margins and can be the basis for a product bundling strategy. Apart from proprietary seed and certain proprietary rights to specific brands of fertilizer and chemical products, competition is based primarily on price, information, service and availability.

Pricing remains very competitive and economies of scale offer limited advantages because the cost of larger volume purchases

Industry Sales by Province – Agri-products


MANITOBA
$0.8 billion
23%
SASKATCHEWAN
$1.5 billion
43%
ALBERTA
$1.2 billion

Source: Statistics Canada: Farm Operating Expenses and Depreciation Charges, November 2007

Seeded Acreage – Western Canada

(in millions of acres)


Total
All Wheat
Coarse Grains
Oilseeds
Special Crops
70
60
50
40
30
20
10
0
Five Year Average
2003
2004
2005
2006
2007
2008 Estimate

Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 7 - 2003 to 2008 data

Fertilizer Market Fundamentals

($ per MMBTU) ($ per TON)


Natural Gas
Corn
Low commodity prices
& high natural gas prices
= contracted demand
High commodity prices
& low natural gas prices
= higher demand
16
14
12
10
8
6
4
2
500
400
300
200
100
October 2002
October 2003
October 2004
October 2005
October 2006
October 2007

Source: Monthly Closing Prices per NYMEX, CBOT

are not significantly discounted relative to purchases made by Viterra's competitors. Instead, any price advantages available to large volume retailers merely mitigate the higher operating and overhead costs compared to smaller competitors.

The industry is highly seasonal, with more than 75% of the Company's seed, fertilizer and crop protection products delivered from mid-April to the end of June. This short-term, high volume of deliveries requires superior logistics management to ensure product is in the hands of customers when needed. Timely deliveries by manufacturers and central warehousing facilities are essential to meet customer demands. Spring season logistic challenges can be eased by a strong fall season, which typically runs from August to November, depending on weather and harvest conditions. The fall season represents about 15% of Viterra's annual sales volumes, the majority of which are fertilizer sales.

3.1.2 Key Profit Drivers – Agri-products

Key performance drivers in this segment are the volume of sales in each of the main product lines and the related margins. Demand for crop inputs strongly correlates to the acres seeded in the crop production year and, as noted previously, seeded acreage in Western Canada has averaged about 60 million acres per year.

Crop mix can influence both the level of sales and margins. For example, canola and other special crops require more inputs than wheat and barley, resulting in greater seed, fertilizer and crop protection product sales in years when the seeded acres are more heavily weighted to those crops. Crop mix can vary depending on commodity price outlooks, input costs, crop rotation requirements and weather conditions, which may delay seeding and influence the producer to shift to products with earlier germination and shorter maturation characteristics. Margins may also be affected by crop mix, since some seed varieties have a better margin contribution than others.

Natural gas prices are also a business driver for fertilizer profitability. Natural gas is a primary component in the manufacture of nitrogen fertilizer and, as its price fluctuates, so do fertilizer manufacturing costs. The timing of Viterra's fertilizer production activity (through its investment in Westco) can be sensitive to these changing prices, as fertilizer production typically occurs throughout the year, while sales are substantially executed during a compressed spring and fall season. During periods of increasing prices, Viterra may experience margin appreciation between the time of production to the time of sale or, less frequently, margin compression in a period of declining fertilizer prices. Producers' buying behaviour, in terms of both consumption and timing, will also change depending on input costs and underlying commodity prices.

Weather can also influence the timing and quantity of sales in the agri-products business. Farmers regularly purchase crop protection and fertilizer products in the spring and fall periods. Extremely wet or dry conditions can alter the timing and type of input purchases, depending on the level of plant disease and insect infestations in the case of crop protection products or the amount of soil moisture for seed and fertilizer application. However, favourable weather patterns can also enhance seed, fertilizer and crop protection product sales as producers strive to optimize crop yields.

In terms of sensitivity to overall earnings, each 1% change in agri-products retail sales revenue represents about $2 million of earnings from continuing operations, before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions ("EBITDA"). A 1% change in retail gross margin translates into about $13 million in EBITDA.

Average Input Costs

(range of $ per acre)


65-75
Wheat
60-70
Barley
75-110
Canola
0
22
44
66
88
110

Source: Viterra Estimates

3.2 Grain Handling and Marketing

In the Grain Handling and Marketing segment, Viterra contracts, markets and transports grain from the farm to end-use markets through the Company's 104 country grain elevator locations and port terminals in Vancouver, Thunder Bay and Prince Rupert. Grain handling begins with the movement of the commodity from the farmer's field to Viterra's geographically dispersed and strategically located country elevator network where the product is weighed, graded, cleaned and prepared for shipment. Grain is then shipped from the country elevator to North American customers (such as a flour mill, oilseed crusher, maltster or biofuel plant) or to a port terminal, usually for shipment to an offshore destination customer.

The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. The grains regulated by the CWB are known as "Board grains" or "CWB grains". Under this monopoly, the CWB controls the pricing as well as the flow and timing of wheat and barley deliveries into

the elevator system by issuing contract calls to the producers. The flow of shipments to port terminals is also determined by the CWB through its management of rail logistics.

Most western-based grain companies operate as agents of the CWB, buying grain from producers on behalf of the CWB and delivering it to position at port in anticipation of shipment to end-use customers. Many grain companies, including Viterra, are also CWB accredited exporters and secure wheat and barley sales in the global marketplace on behalf of the CWB. Viterra also contracts, transports and markets non-CWB or open market grains (such as canola, oats, flax, peas and other special crops) for its own account. Total CWB grains handled by Viterra in the trailing 12 months ended October 31, 2007 comprised 52% of the Company's overall shipments.

Viterra has extensive access to domestic and international markets, developed through its marketing relationships with end-use customers. Through its primary sales offices across Western Canada, important trading relationships with global partners and a wholly owned subsidiary acting on its behalf in Tokyo, Japan, the Company ships grains to more than 50 countries around the world and is the largest canola exporter in Canada.

3.2.1 Grains and Oilseeds Market Environment

On average, Western Canada produces about 49 million tonnes of grains and oilseeds (based on the 10 year average of the six major grains and oilseeds, excluding the unusual 2002 drought), as well as a variety of other specialty crops. Typically, about 64% of the total grains and oilseeds (31 to 32 million tonnes) is shipped over the subsequent 12-month period through the Prairie primary elevator system by grain handling companies such as Viterra. The remaining grain production is consumed domestically by food processors, oilseed crushers, and feedlots. Six grain companies operate country elevator networks together with a number of independent producer terminals. Viterra has the greatest country market share with about 36% of total storage capacity and a 42 to 45% market share, based on receipts (producers' deliveries into the system).

Commodity prices remained high in 2007 with existing global grain supply limited by arable land, crop quality and yield, which did not keep pace with higher food, feed and energy demand. Although drawdowns in existing stock levels worldwide have closed the gap on the shortage of supply, Viterra does not believe the trend is sustainable and expects the current supply and demand imbalances will keep prices higher than historical averages. Improved yield genetics and increases in harvested acres (less summerfallowing) could narrow the supply gap, but this is not anticipated to happen in the near term.

Traditionally, wheat has been the dominant crop in Western Canada but, in more recent years, the crop mix has seen a significant shift in favour of oilseeds and special crops. This has been driven by a number of contributing factors, including:

- Producers diversifying to higher value crops to reduce price risk and enhance overall returns.
- Heightened demand created by the European biodiesel industry and forecasts for vegetable oil deficits in North America over the last decade, which have buoyed prices for oilseed commodities.
- Changes in the global market, which have reduced demand for Canadian wheat.

Western Canadian Production and Primary Elevator Shipments

(in thousands of tonnes)


Prior Year Production
Shipments
60,000
50,000
40,000
30,000
20,000
10,000
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Statistics Canada and Canadian Grain Commission

Six Major Grains – Western Canada

(% of crop)


2007
2006
50
40
30
20
10
0
Wheat
Barley
Canola
Oats
Peas
Flax

Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 7

The CWB monopoly has faced several challenges in recent years and its ongoing role in the industry remains uncertain. In 2007, the Federal Court overturned the federal government's new regulations to remove the CWB's monopoly on western barley sales by creating a dual marketing environment, one in which producers can choose whether to market their commodities through the CWB or through grain companies like Viterra. This decision has been appealed by the federal government. Regardless of the outcome, the Company believes it can operate effectively in either environment and has the necessary expertise, logistics, market relationships and systems capabilities.

Historically, about 60% of the Company's total shipments have been Board grains (based on a five-year average); however, the shift in production from wheat to canola and other special crops has driven a corresponding shift in the proportion of CWB grains to non-CWB grains. This, coupled with the acquisition of AU, which handled a higher percentage of non-CWB commodities because of its geographical access to those commodities, is expected to result in a more even distribution between CWB and non-CWB shipments for Viterra going forward. For instance, in 2007, the Company's shipments of CWB grains accounted for 52% of the Company's total shipments, compared to 57% the year before. In addition, it is possible this proportion could skew even further in favour of non-CWB grains if the Canadian government is successful in its challenge of the CWB's monopoly on barley.

3.2.2 Key Profit Drivers – Grain Handling and Marketing

The key drivers in Viterra's grain handling business are volumes and margins. Volume is important because of the high fixed operating cost nature of the business. The more grain that flows through Viterra's pipeline, the lower the handling cost per tonne. The volume of grain shipments is based mainly on production volumes in the previous growing season, adjusted for changes in on-farm inventories. Every 5% change in production volumes is estimated to have about a $12 million impact on EBITDA.

Factors that may influence the timing of shipments in a given year include the producers' expectations of commodity prices in the near and longer term, the timing and quality of the crop harvested, export demand, Canadian and U.S. exchange rates, rail transport capabilities, the financial needs of farmers, and direct sales by farmers to domestic millers, maltsters and oilseed crushers.

Viterra's market share reflects the particular volumes handled by the Company and Viterra measures market share based on its share of overall producers' deliveries of the six major grains. The Company's extensive and geographically dispersed network of assets positions it to capture a significant proportion of the market relative to the production in each of the Prairie provinces. The ability to source grain and oilseed commodities in the western Canadian market is a key contributor to financial success since there is virtually no differentiation among grain handling companies, as each has the ability to elevate, store, clean, blend, market and transport grain. As such, companies compete on the basis of price and service, which, in turn, can be influenced by the company's level of efficiency. Companies like Viterra, with an efficient elevator network, multi-car rail loading capacity and logistics expertise, have the ability to maximize throughput in the system, lower costs per tonne and, consequently, distinguish themselves from competitors in the industry. (See discussion of "Core Capabilities" in Section 5). Opportunities to attract market share are a significant factor in profitability as a 1% change in Viterra's market share is estimated to have about a $6 million impact on EBITDA.

However, the competitive environment creates some challenges in driving market share improvements.

The other key driver to Viterra's profitability is margin per tonne. The ability to attract additional market share must be appropriately balanced with the level of margins achieved. Viterra's competitive strength, therefore, comes from deploying its core capabilities so that it can enhance market share by offering competitive value to farmers, while preserving and enhancing its own margin capabilities (See discussion of "Core Capabilities" in Section 5).

Production by Province

10-year average



MANITOBA
17%
34%
ALBERTA/
BRITISH COLUMBIA
49%
SASKATCHEWAN

Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 7 - 1998 - 2007 Data

Viterra Capacity by Province



MANITOBA
16%
26%
ALBERTA/
BRITISH COLUMBIA
58%
SASKATCHEWAN

Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 7 - 1998 - 2007 Data

Another factor affecting margin and the Company's resulting profitability is the level of export volumes, as increased activity in Viterra's port terminals and export-accredited inland terminals generate additional revenue from services such as elevation, cleaning, drying and blending. Other factors influencing exports include the level of CWB sales, worldwide supply and demand, and the quality and price of grains, oilseeds and other commodities.

Due to the relatively fixed cost nature of the business, each $1 per tonne improvement in margins translates into about $15 to $16 million of incremental EBITDA.

3.3 Agri-food Processing

Viterra's Agri-food Processing segment is comprised of its 100% ownership of Can-Oat, the world's largest industrial oat miller with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, together with a 42.4% ownership interest in Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat processes raw oats into primary, intermediate and finished food products and has a plant capacity of 235,000 tonnes of finished oat products per year. Can-Oat has established itself as a global leader in industrial supply and is the supplier of choice for many North American food manufacturers. Can-Oat's customers are primarily North American marquee food manufacturers that are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. Can-Oat controls approximately 41% of the independent industrial oat milling capacity in North America (about 23% of total capacity), with technology that meets or exceeds its competition. More than 90% of its production is exported to the United States. Through its recent acquisition of ConAgra's Barrhead facility in Alberta, Can-Oat has gained the capacity to process organic products and has expanded its product lines to include barley capacity of 3,500 to 7,000 tonnes per year, depending on product mix. This expansion is expected to allow Can-Oat to attract new customers and access new destination markets, taking advantage of Viterra's strategic port position in Vancouver.

Can-Oat's products are classified into four types: primary, finished, animal feed and byproducts. Primary products are used to produce finished products (such as flakes, flour, bran or blended oatmeal combinations) at Can-Oat or are sold directly to customers with their own finishing capacity. Sales mix has shifted over time from primary product sales to higher value finished products. Additional primary capacity as a result of recent mill expansions has been serviced through new sales opportunities in Australia and Latin America.

Can-Oat Sales Volumes
(MMT)



Feed
Primary
Finished
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Viterra Company Reports

Prairie Malt Limited is located in the heart of Canada's vast Prairie region, where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 metric tonnes ("MT") and produces top quality malt that is shipped to customers throughout Canada, the U.S., South Africa, and Pacific Rim and Latin American countries. As part of the Company's interest in Prairie Malt, a barley supply agreement is in place requiring Prairie Malt to take at least 80% of its barley requirements from Viterra, subject to quality, cost, and timeliness issues.

3.3.1 Oat Processing Market Environment

Can-Oat's business can be characterized as stable, in an industry that is mature. Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. Total world production dropped slightly in 2007 to 23 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

The industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased. In an average year, approximately 50% of the annual crop is milling quality, while the rest is utilized as feed.

The U.S., as the fourth largest oat producer in the world, is also the world's largest importer of oats, representing about 85% of the world's oat trade. Most of the oats are imported from Canada, with the balance imported from Scandinavia. Canada

consumes less than 50% of its oat production and exports the remainder, primarily to the U.S. Canada exported more than 1.4 MMT to the U.S. in the 12 months ended July 31, 2007 ("2007 Crop Year"), representing approximately 95% of that country's total oat imports. Despite the strong demand in the U.S. for milling oats, production in the U.S. has declined overall over the last 15 years as U.S. farmers increase plantings of alternative crops. In fact, increasing demand for corn to satisfy biofuel production is expected to put further upward pressure on prices as supplies continue to constrict. While it is expected that margins will continue to be pressured as retail customers balance increasing ingredient costs against relatively flat retail prices, Can-Oat is positioned very competitively within the industrial oat ingredient supply sector to be able to withstand the competitive price pressure over the long term.

Oat milling is an attractive segment of the food ingredients market and holds a strong position in the economy. Oats are a non-GMO ("non-genetically modified organism") and are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, another important growth driver for the food industry. Oat demand is particularly resistant to industry downturn since oats are a very economical food source. Overall, demand for oat ingredients is growing, fuelled primarily by the widely appreciated nutritional benefits of this cereal grain. The Food and Drug Administration in the U.S. approved a health claim for oat-based products, stating that the soluble fiber from oatmeal, as part of a low-saturated fat/low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oat industry over the long term.

Organic food sales have increased at double-digit rates annually for the past 15 years and, currently, the market has annual sales close to U.S. $15 billion. The Organic Trade Association predicts that the market will exceed U.S. $30 billion by 2009. Can-Oat's acquisition of its Barrhead facility has allowed it to gain the capacity to produce organic foods. Margins for organic products are about 40% better than for more conventional products. While the U.S. has seen significant growth, scarcer raw material supplies in Canada are expected to limit growth in this area in the near term.

3.3.2 The Malt Industry Environment

Malt, a processed form of top quality barley, is a key ingredient used in the production of beer. Malt provides most of the complex carbohydrates and sugars, which are necessary to give beer its distinctive flavour and alcohol content. For the same reasons, malt is used in making whiskey and other distilled spirits. It is also gaining considerable popularity in the food industry as a flavouring component and a source of nutrition. Quality, therefore, is essential. The main raw material used in the production of malt is malting-quality barley.

In Prairie Malt's business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. The overall quality of the 2007 harvest was very good, which is positive for malting barley selections. Saskatchewan Agriculture and Food estimates that 41% of the barley grown in the province will grade as malt, compared with the 10-year average of 31%. This estimate could change based on quality testing of samples received by the elevator system.

Global beer demand continues to rise, with growth rates estimated at 3 to 4% per year. The main source of higher demand comes from emerging markets. This growth is attributable to increasing demand from China and Latin America, which is expected to gradually offset decreasing trade with Russia.

The CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB, like Viterra. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices. The malting industry is the largest value-added exporter of grain in Canada and the largest barley customer of the CWB and, for the coming crop year, is expected to purchase more than 50% of available CWB malting barley stocks.

3.3.3 Key Profit Drivers – Agri-food Processing

The key drivers for this segment include volumes and margins.

In the oat processing business, margins are impacted by yield, foreign currency, oat pricing and product mix. Since raw oats are encased by a low-value hull, which is unusable for human consumption, it takes 1.62 tonnes of raw oats to produce 1 tonne of oat ingredients in an average year. Depending on the quality of raw oats in a particular year, this yield equation can vary between 1.60 tonnes to 1.70 tonnes. Every 0.01 tonne decrease in yield can add about $400,000 to the cost of production and, as such, has an impact on the margins and profitability in this business. Raw oat quality, in turn, is influenced by oat varieties, soil condition and farm practices. To the extent practicable, the Company selectively contracts for oats (direct farm purchases) to better control the quality and supply of its raw oat inputs, although this must be appropriately managed to mitigate the risk of local crop failures. The ability to blend oats of variable quality can result in a more consistent quality that optimizes plant production.

Oats are priced in U.S. dollars. Prices are driven mainly by the world feed grain market and can be quite volatile. While the Company hedges the bulk of the exposure associated with these prices, some basis risk remains. Additionally, foreign exchange exposure is an issue that must be managed by Canadian oat millers. To stabilize its cash flow, Can-Oat has hedging strategies in place to manage its exposure and to ensure its products remain competitive with American millers. Nonetheless, shorter term fluctuations in foreign currency rates (Canadian versus U.S. dollar) can impact earnings as every one cent change in the exchange rate has the capacity to impact annual EBITDA by about $270,000.

Product mix can also affect earnings since different types of products will carry different margin contributions. For example, primary oats typically have lower margins than finished oat products.

For Prairie Malt, energy consumption, labour, and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is important for production and rising prices can significantly impact margins. Higher ocean freight rates are also becoming a concern because of implications for malt barley price appreciation. In addition, because sales are priced in U.S. dollars, a strengthening Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

3.4 Livestock Feed and Services

The core business activity in this segment is the manufacturing, sale and distribution of feed products. Specialty feed formulations and feed product manufacturing is well diversified between swine, dairy and beef cattle, poultry and other specialty feeds. Feed processing is conducted from seven feed mills and two pre-mix manufacturing centres in British Columbia ("B.C."), Alberta, and Manitoba. Unifeed Inc., a wholly owned U.S. subsidiary, also recently opened a feed processing and commodity sales outlet in Logan, Montana.

Through Unifeed Hi-Pro Inc. ("Hi-Pro"), a wholly owned subsidiary, the Company also owns three feed mills in Texas and New Mexico that manufacture complete feeds, supplements and pre-mixes for ranchers and dairy farmers in Texas, New Mexico, Colorado and other southwest U.S. markets. Hi-Pro also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which processes corn for regional dairy producers.

The Company manufactures complete feeds, pre-mixes and supplements. Complete feeds provide all, or a significant portion of, the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

This segment also engages in a number of value-added services to complement its manufacture, sale and distribution of feed

Gross Profit

North America


US
33%
CANADA

Source: Viterra Company Reports

Gross Profit

Canada


MANITOBA
9%
ALBERTA
37%
BRITISH COLUMBIA

Source: Viterra Company Reports

products and to enhance its relationships with livestock customers. These include financial services, nutritional consulting, farm operation consulting, ingredient forward contracting services and swine marketing on behalf of livestock producers.

Viterra offers financing programs to livestock producers through UniFinance and Unifeed Financial[2]. UniFinance provides secured financing for quota purchases, the purchase of breeding stock, certain capital farm improvements, refinancing of unsecured debts, and equipment purchases. Credit advanced through this program is financed by Viterra and borrowers are required to purchase their livestock feed products from the Company. Unifeed Financial acts as an agent for a Canadian Schedule I bank and is administered by the Livestock Feed and Services division in conjunction with the Financial Products division. Additional information regarding this activity can be found in Section 3.5.

Viterra also has a 31.4% ownership interest in The Puratone Corporation ("Puratone"), an integrated commercial hog production company based in Manitoba. Puratone produces more than one million hogs per year and 300,000 tonnes of feed, most of which is fed to Puratone-owned hogs.

3.4.1 Livestock Feed and Services Market

Canada accounts for approximately 4% of the global feed market. Within Canada, the Prairies account for about 22% of all commercial feed production, ranking second behind Ontario and Quebec which collectively account for about 68%. The underlying fundamentals of the animal feed industry are directly related to the supply and demand trends in the species that consume the feed.

Canada exports about 50% of the beef and pork it produces, either as meat or live animals. Beef exports are expected to remain strong since North America's land base includes significant areas suitable for cattle grazing and emerging countries are currently focused on developing their own poultry and pork production instead of developing competing beef industries. Higher ingredient prices are not expected to have a significant impact on this sector since beef cattle are typically grazers, raised on land unsuitable for growing crops. They tend to consume naturally grown products like hay, silage and grass as the major component of their diet. As such, feed sales by Viterra to the beef sector comprise low-inclusion vitamin and mineral supplements, pasture supplements and feed ingredient commodities. Additional feed inputs, made available from the byproducts of ethanol production, are also expected to further supplement beef feed ingredients, keeping the economics manageable for the beef producer.

The dairy sector in Canada is controlled by supply management, and demand is expected to remain relatively stable. In the U.S., the areas served by Hi-Pro are experiencing solid growth due to the relocation of industrial milk production from California and other states to Texas and New Mexico, and the continuing construction of large cheese processing plants in that region. Total dairy cow numbers in Texas and New Mexico areas are roughly half of the total number of cows in all of Canada. Feed sales to the dairy sector range from high-inclusion rate supplements in Canada to low-inclusion mineral pre-mixes in both Canada and the U.S. This segment is also a major supplier of feed ingredient commodities, such as barley in Canada and corn in the U.S.

Most of the mixed feed the Company sells to the hog sector is complete feed, although vitamin and mineral pre-mixes are also sold to producers milling their own feed. Hog production is undergoing a period of transition, with many large Canadian pork processors closing plants and reducing bid prices to producers. While there has been some expansion in hog production taking place in Manitoba, a moratorium on further expansion has recently been enacted in that province. The effect of this moratorium has been to add value to existing operations and should have a positive influence on longer term pricing. Manitoba offers producers more marketing options (closer access to U.S. markets) and, as such, this market is less affected by the duress of Canadian processors. U.S. feed milling operations do not manufacture or sell significant quantities of hog feeds.

Poultry producers purchase complete feed from commercial feed mills since there are very few Canadian poultry producers large enough to economically mill their own feed. Poultry production is tightly controlled both provincially and nationally and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce or sell significant quantities of poultry feed.

Throughout the industry, surplus capacity in some regions has resulted in competitive pricing and margin pressures, driving ongoing consolidation. Many competitor feed manufacturing assets are antiquated and in need of significant maintenance capital, which could put pressure on poorly funded players. Growing consumer concern over food safety has also resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills. As a result, Viterra's business has a certain competitive strength since most of its assets are either new or have been substantially upgraded in recent years. All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are fully compliant with local state and federal operating standards for feed milling.

---

[2] UNIFINANCE® and UNIFEED FINANCIAL® are trademarks of Saskatchewan Wheat Pool Inc., operating as Viterra

3.4.2 Key Profit Drivers – Livestock Feed and Services

The key performance driver in feed manufacturing is the volume of feed tonnes sold since feed prices tend to fluctuate in response to the cost of ingredients, which are passed on to the consumer. Margins are relatively stable over a 12-month period and remain relatively consistent year-over-year, with margins of $41 to $43 per tonne reflecting an average annualized margin. However, there can be some seasonal variability in the U.S. market, with lower margins generated in the spring when the sales product mix shifts to lower margin products aimed at commercial feedlots.

Over a 12-month period, total feed and ingredient volumes for Viterra will average about 1.6 million tonnes, of which about 1 million tonnes will be manufactured and sold in Western Canada. This tonnage is influenced by the demand for feed, which is driven by a number of economic factors, including the demand for protein in North America and around the world. Regionally, demand for livestock feed products can be influenced by a number of local factors such as dairy and poultry quotas, the availability and cost of feed grains and other ingredients, local farm ranching infrastructure and farm products processing infrastructure.

Other revenue in this segment, such as the profit attributable to swine sales and the Company's investment in Puratone, follow the underlying movement in hog prices. Hog production economics tend to follow a well-established and predictable four-year cycle. Producers expect to prosper for two of four years and to operate on a marginal basis for the other two years. The cycle is a North American phenomenon but, on a regional basis, its effects can be modified or exaggerated by local conditions and the strength of the Canadian dollar relative to the U.S. dollar.

3.5 Financial Products

Through Viterra Financial[3] and Unifeed Financial, the Company acts as an agent of a Canadian Schedule I chartered bank. On behalf of the bank, Viterra Financial extends unsecured trade credit at competitive rates to the Company's agri-products customers. This credit enables producers to purchase the Company's crop protection, fertilizer, seed and equipment products, with repayment terms structured to meet the producer's cash flow needs. Unifeed Financial offers secured loans from the bank to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. In both programs, the Company directly manages the customer relationship and receives a fee for performing front-end customer review and credit adjudication services, and provides an indemnity to the bank for a portion of any loan losses (See Section 13.2 "Viterra Financial and Unifeed Financial"). Total approved credit managed by this group exceeds $1 billion dollars distributed among approximately 30,000 customers.

Between 2002 and 2007, the Company also acted as an agent for Farm Credit Canada ("FCC"), extending secured retail credit to the Pool's farming customers for the purchase of crop input products. The Company received a fee for the administration of these accounts. Consistent with past years, the financial results for this activity were consolidated in the Agri-products segment. This program is being discontinued in January 2008, with credit products for customers in the program transitioning to Viterra Financial.

In addition to these credit programs, this segment also offers ancillary financial and risk management products to producers.

3.5.1 Financial Products Market

Credit demand is determined by the purchasing needs of producers, increases in the prices of crop inputs, economics in the livestock industry, and the availability and pricing of other sources of credit.

The demand for financial services has increased dramatically in the last 10 years. Rising crop input prices, the growing number of larger, more complex farming operations, and the reduction of traditional lenders willing to support 100% of farm operating expenses has led to a shift in how agri-businesses are financed. Competitively, many smaller crop input retailers are not able to adequately finance the credit needs of their customers, and therefore, do not have similar programs in place. While traditional trade credit is offered by many larger suppliers, Viterra Financial is able to offer a broad range of financing options to better align with the customer's cash flow requirements. For example, Viterra offers extended terms that allow farmers to repay their credit lines after harvest, enabling customers to take advantage of future grain delivery opportunities.

[3] VITERRA FINANCIAL™ is a trademark of Saskatchewan Wheat Pool Inc., operating as Viterra.

3.5.2 Key Profit Drivers – Financial Products

Key performance drivers in the Financial Products segment relate to the level, duration and quality of credit in a given year. These can be influenced by crop input and feed prices, credit quality and producer cash flows and interest rates.

The size of the lending portfolio is determined by the value of the underlying crop input or feed purchases that comprise the portfolio. This, in turn, influences the level of interest income on the portfolio and the resulting fees earned by the Company.

The timing and duration of the credit programs are impacted by the credit quality within the portfolio. Since the portfolio is reviewed and renewed on an annual basis, short-term fluctuations in farm income or producer cash flow do not typically result in any change in credit quality. Viterra maintains an extensive database to track credit history and performance as part of its credit adjudication process. Since the Company indemnifies the bank for a portion of its credit losses (see discussion in Section 13.2), credit quality can, therefore, have an impact on the earnings in the segment.

Prevailing interest rates are also a key component to profitability in this segment. Changing interest rates can affect margins as Viterra Financial typically offers programs with extended payment terms. While programs are in place to minimize the effects that increased funding costs might have on the profit of the portfolio, unexpected rate changes can still affect profitability.

4 Strategic Direction

Viterra's overarching goal is to expand its role as a value-added processor and manufacturer, with grain and agri-product assets supporting its value-added businesses. The Company intends to continue to grow by investing in new businesses and opportunities that enhance its existing network of assets, capitalizing on its commodity origination and logistics capabilities and expertise. To achieve its objectives, the Company will seek growth opportunities in agri-business at home and abroad. As global demand for food, fuel and feed increases, the opportunities for this industry continue to expand. Viterra intends to be an active participant and leader in the global marketplace for agricultural products and services.

The Company's strategic planning process is a year-round activity. Information about the industry, markets and competitors is gathered continually and fed into the development of new strategies. Progress towards achievements is monitored regularly and is measured annually, providing the basis of evaluation to support the compensation programs of the Company.

The strategies at Viterra have shifted over the past several years from a focus on operational improvements and financial and corporate restructuring to growth and diversification.

The AU transaction was the first step towards the Company's long-term goal. In addition to its complementary grain handling and agri-products businesses, it provided Viterra with additional value-added capabilities in the areas of Livestock Feed and Services, Financial Products and increased fertilizer manufacturing through the resulting 100% ownership of Westco.

Value-added investment will allow Viterra to earn higher margins and capitalize on opportunities along the entire value chain. The Company is now in a position to widen its base with the inclusion of business activities in other regions of North America and abroad. While the Company will not abandon the option to build, Viterra's preference is to pursue growth in a manner which offers the greatest returns, including through acquisitions. This allows Viterra to continue to participate in consolidation opportunities, while avoiding escalating construction costs. At the same time it provides for quicker market entry and expansion, the prospect of more immediate financial returns and the ability to acquire management expertise.

The Company assesses the strategic fit of potential opportunities against its strategic plan and priorities and will pursue only those activities with acceptable risk-adjusted return profiles. In pursuing its long-term goals, Viterra intends to:

- Geographically diversify its grain, agri-products and value-added processing in North America and potentially abroad;
- Expand or enter into new value-added processing (food, feed, fertilizer and/or fuel);
- Enhance its international grain expertise to allow Viterra to capitalize on the growing global demands in agriculture; and
- Through Viterra Financial, enhance and expand our portfolio of credit and risk products to position Viterra as the producers' agri-business partner of choice.

5 Core Capabilities

In addition to the capital resources discussed in detail in the "Liquidity and Capital Resources" section of this report, Viterra has a number of core competencies that should enable it to achieve its strategic initiatives.

5.1 Strong Operating Leverage and Positive Cash Flow

Viterra currently enjoys certain benefits from its operating leverage since the Grain Handling and Marketing and Agri-products segments are largely fixed-cost structures. As such, incremental improvements in revenues and margins translate almost directly into incremental improvements in EBITDA. In addition, due to Viterra's loss carry-forwards (about $285 million at October 31, 2007), Viterra does not anticipate paying any material cash taxes until fiscal 2010. Therefore, even after cash taxes are paid, assuming normal operating conditions, the Company expects it will generate significant free cash flow to enable it to pursue its strategic growth objectives.

5.2 Diversified and Modern Facility Assets

A substantial infrastructure renewal program to upgrade and replace older, smaller country grain elevators with new, more efficient high throughput elevators ("HTE's") at strategic locations throughout the regions of Manitoba, Saskatchewan, Alberta and B.C. was substantially completed throughout the 1990s.

The Company believes the geographic dispersion and strategic location of each of the facilities, in addition to its extensive port terminal operations in Vancouver, Prince Rupert, and Thunder Bay, makes it possible to draw the throughput volumes required for the Company to be a preferred counterparty for end-use grain markets. The Company's significant footprint in Western Canada positions it as a reliable originator of commodities for its domestic and international customers. Not only does this strategic network diversify the risk of localized weather, but it also allows Viterra to adopt a "pipeline management" approach to maximize grain revenue and position it to optimize further opportunities that may result from any change to the regulatory environment.

The geographic dispersion of its extensive crop retailing network permits Viterra to reach a broad group of customers, further diversifying the risk of localized, economic or other market conditions.

5.3 Efficient Network/Logistics Expertise

The Company's efficient elevator network, and the related logistics expertise it uses to arrange for the optimal receipt of grains into the facilities, minimizes the length of time the grain is held in storage and provides for timely delivery to domestic and international customers. Since railway companies offer incentives for loading products into multi-car unit trains, maximizing railcar usage through its country network is also an important contributor to profitability. These incentives range from $3 to $4 per tonne for 50-car loads, to incentives of $7 per tonne on carloads of 100 or more. Viterra is uniquely positioned with about 45% of the industry's 100-car loading capacity, allowing it to offer producers competitive transportation premiums to attract grain into its system and simultaneously capture a profitable increase in market share.

5.4 Quality Control

With consumer awareness and concerns over food safety and "traceability", the Company has established a number of processes to track and identify crops at every stage of production, from seed to customer, to meet or exceed international standards. Viterra applies HACCP principles and maintains a certificate of conformity to the ISO 22000 (HACCP) standard, the internationally recognized Food Safety Management System, to the operation of its grain handling and feed manufacturing network. Viterra is also registered to the ISO 9001:2000 standard, an internationally recognized Quality Management System for the processing and export of grains, oilseeds and special crops.

5.5 Customer Focused

Viterra is committed to monitoring economic, financial and regulatory developments in the agricultural community to anticipate changing needs and respond accordingly. The Company recently developed a "Customer Solutions" service group to nourish customer relationships, analyze product offerings that align with customer needs and to seek

opportunities to grow market share. Viterra believes that executing on initiatives to deliver innovative solutions to its customers will reinforce the Company's prominent position in Canada and abroad and provide it with a competitive advantage over others in the industry.

5.6 Agronomic Services

To complement the Company's other product offerings, Viterra has an agronomic service team in place throughout Western Canada that includes Certified Crop Advisors ("CCAs") and 19 Managers of Agronomic Services ("MASs"). The MASs are dedicated business partners in farming communities across the Prairies, committed to the production cycle from seeding through harvest. Their industry-leading expertise keeps customers current on the latest in agronomic technologies and helps customize product packages tailored to a customer's specific needs. They also serve as educators within Viterra's network, training staff on the latest in agronomic trends and product offerings so that front-line staff can tailor solutions-based marketing programs. Together, the services provided by our CCAs and MASs provide the Company with unique guidance and expertise integral to key business decisions and further distinguishing Viterra from its competitors in the industry.

5.7 Proprietary Seed Varieties

Viterra's exclusive Proven Seed brand has been created by bringing together the resources, people and expertise of two highly successful seed programs to form the leader in western Canadian agriculture. Through the Proven brand, Viterra offers more exclusive varieties and more selection than any of its competitors in Western Canada.

Proprietary products are a key feature of the Proven Seed line, with 19 canola seed varieties and 15 cereal varieties exclusive to Proven. Proven also offers Nexera specialty canola under an Identity Preserved ("IP") contract. The oil produced from Nexera is gaining adoption in the food industry for its healthy zero trans fat properties. In addition, Viterra's exclusive Proven Seed brand features the industry's premier lineup of IP cereal varieties, such as AC Navigator durum, 5602HR CWRS wheat, 5701PR CPS wheat and Proven 5400IP wheat. These IP contracts allow Viterra's customers to gain a competitive advantage by accessing varieties with very good agronomics, the output traits required by end-users and the potential to capture significant premiums.

Viterra's Proven Seed is also working to meet growing consumer demand for healthier foods through contracting programs such as SW Betania (high beta-glucan) oats. Research has shown beta-glucan contributes to heart health.

In order to meet the demands of Viterra's end-use customers and growers, Proven Seed is backed by a strong research and development effort aimed at providing "elite genetics" to the Company's farm customers. This includes the largest Canadian-owned canola breeding program in Canada, headquartered in Saskatoon, in addition to extensive local testing. Viterra tests products across a wide range of geography, with more than 40 Proven Performance Check sites in Western Canada.

6 Quarterly Financial Information

Select Quarterly Financial Information

For the quarters ended
($ millions – except per share amounts)

(Unaudited)	**October 31, 2007 Q5[3]**	July 31, 2007 Q4[2,3]	April 30, 2007 Q3	January 31, 2007 Q2	October 31, 2007 Q1	July 31, 2006 Q4	April 30, 2006 Q3	January 31, 2006 Q2
Sales and other operating revenues	**$ 1,285.9**	$ 1,400.2	$ 401.6	$ 447.6	$ 340.6	$ 601.1	$ 333.7	$ 367.3
[1]Earnings (loss) from continuing operations	**$ (1.9)**	$ 96.0	$ 9.2	$ 7.9	$ (5.1)	$ 13.4	$ (10.6)	$ (1.9)
[1]Earnings (loss) from continuing operations per share								
Basic and diluted	**$ (0.01)**	$ 0.57	$ 0.10	$ 0.09	$ (0.06)	$ 0.15	$ (0.13)	$ (0.02)
Net earnings (loss)	**$ (1.9)**	$ 96.0	$ 9.2	$ 7.9	$ (5.1)	$ 13.5	$ (8.2)	$ 3.0
Earnings (loss) per share (basic and diluted)	**$ (0.01)**	$ 0.57	$ 0.10	$ 0.09	$ (0.06)	$ 0.15	$ (0.10)	$ 0.04

[1] Before discontinued operations

[2] Includes consolidation of results of AU from May 29, 2007, the date of acquisition

[3] Excludes the results of sites divested to James Richardson International and Cargill Limited on June 30, 2007

As noted, effective May 29, 2007, the Company acquired all of the issued and outstanding shares of AU, which materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. As a result, the quarterly information above includes the results of AU since the acquisition date of May 29, 2007. Concurrent with the acquisition, the Company also sold a number of operating assets to James Richardson International ("JRI") and Cargill Limited ("Cargill"), effective June 30, 2007. While these sales have increased the operating capacity of these competitors, Viterra remains the largest and most efficient grain handling company in Canada. (See discussion of Viterra's market environment in each of its business segments in Section 3, the discussion of its "Core Capabilities" in Section 5 and "Restructuring and Integration Matters" in Section 11).

6.1 Quarterly Seasonality and Trends

In the Grain Handling and Marketing segment, Viterra actively buys and receives grain from customers throughout the year. Grains and oilseeds are tested, cleaned, dried, and blended in preparation for shipping, and Viterra extracts a margin for these services. Viterra merchandisers market non-Board grains and oilseeds directly to destination customers and buy and sell CWB grains as Agents and Accredited Exporters of the CWB.

While the level of grain deliveries, shipments and exports occur fairly steadily throughout each of the quarters, there can be some variation from quarter to quarter depending on demand from destination customers, the CWB export program, weather conditions, rail interruptions, harvest pressures, commodity pricing and producer cash flow requirements. Shipments through the Company's port terminals in Thunder Bay end in late December, when the St. Lawrence Seaway is closed for the winter months, and typically resume near the end of April. In addition, the month of July can be a strong month for grain deliveries as farmers sell their old crop and move it off-farm to make room for the new crop that is harvested from late August to the end of October.

In the Agri-food Processing segment, earnings are relatively fluid with continuous demand for products throughout each quarter. Similarly, Livestock Feed and Services sales are also fairly steady during the year, but tend to peak during the winter months as feed consumption increases. Revenue in the Financial Products segment follows the related pattern of underlying sales in the Agri-products and Livestock Feed and Services segments.

The seasonality of the Company's business is most notable in the Company's Agri-products segment. This trend directly relates to the life cycle of the crop, with more than 75% of the segment's annual sales generated between mid-April to the end of June, when the crop is first planted and begins maturing.

A summary of the specific trends in the Agri-products business for each of the quarters is detailed below.

Quarterly Period November 1 to January 31

Historically, the Company averages about 9% of its agri-products sales during this quarter and receives pre-purchase payments from customers for the spring agri-products. At this time, producers have also completed harvest and are able to assess the performance of their seed, the condition of their soil and may make early determinations on what crops they intend to plant in the spring. This period is an important sales promotion and marketing period for the Company as it works to secure sales commitments for the spring season.

Quarterly Period February 1 to April 30

Historically, Viterra generates an average of about 16% of its agri-products sales in this quarter. During this time, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network in anticipation of spring sales, and launch its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on the specific needs of the producer.

Quarterly Period May 1 to July 31

The Company's agri-products sales during this quarter historically average about 67%. During this period, producers take delivery of pre-purchased agri-products and begin planting and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales typically begin at the end of this quarter as producers anticipate their storage requirements for the harvest season.

Quarterly Period August 1 to October 31

Agri-products sales during this period historically average about 8% of total sales. Producers purchase crop protection products and equipment from the Company in preparation for harvest. After harvest, producers have their soil tested for nutrient levels, and begin to purchase fertilizers. Although not as intense as the spring period, fertilizer and crop protection product sales also increase in the fall, once harvest is complete and producers begin preparing the soil for next year's crop. The fall fertilizer application restores nutrients to the soil that are needed for spring planting.

7 Consolidated Quarterly Operating Results

Fifth Quarter Operating Highlights

(in thousands – except percentages and margins)
For the three months ended October 31

(Unaudited)	2007	2006[1]	Better (Worse)
Operating Results			
Sales and other operating revenues	$ 1,285,908	$ 340,642	$ 945,266
Gross profit and net revenues from services	$ 176,241	$ 49,632	$ 126,609
Operating, general and administrative expenses	$ (118,039)	$ (47,456)	$ (70,583)
EBITDA	$ 58,202	$ 2,176	$ 56,026
Amortization	$ (32,281)	$ (7,451)	$ (24,830)
EBIT	$ 25,921	$ (5,275)	$ 31,196
Integration expenses	$ (11,077)	$ –	$ (11,077)
Gain on disposal of assets	$ 2,481	$ 53	$ 2,428
Financing expenses	$ (14,151)	$ (2,184)	$ (11,967)
Net earnings (loss)	$ (1,930)	$ (5,134)	$ 3,204
Basic and diluted earnings (loss) per share – continuing operations	$ (0.01)	$ (0.06)	83.3%
Cash flow provided by operations	$ 35,099	$ 748	$ 34,351
Cash flow per share – basic and diluted	$ 0.17	$ 0.01	$ 0.16
Grain Handling and Marketing Segment			
Gross profit and net revenues from services	$ 108,277	$ 38,989	$ 69,288
EBITDA	$ 58,338	$ 11,527	$ 46,811
Sales and other operating revenues	$ 963,877	$ 257,465	$ 706,412
[A] Industry receipts – six major grains (*tonnes*)	8,521	8,545	(0.3%)
[B] Industry shipments – six major grains (*tonnes*)	8,733	8,605	1.5%
[C] Primary elevator receipts – six major grains (*tonnes*)	3,748	2,131	75.9%
Primary elevator shipments (*tonnes*)	4,367	2,078	110.2%
[D] Six major grains	4,219	2,036	107.2%
[E] Industry terminal handle – six major grains (*tonnes*)	6,933	6,261	10.7%
[F] Port terminal receipts (*tonnes*)	2,640	1,442	83.1%
Market share (%) – Country Receipts [C]/[A]	44.0%	24.9%	19.1 pt
Market share (%) – Shipments [D]/[B]	48.3%	23.7%	24.6 pt
Margin ($ per grain tonne shipped)	$ 24.79	$ 18.76	32.1%
Agri-products Segment			
Gross profit and net revenue from services	$ 41,979	$ 6,030	$ 35,949
EBITDA	$ 9,214	$ (4,272)	$ 13,486
Sales and other operating revenues	$ 172,836	$ 48,827	$ 124,009
Fertilizer Sales*	$ 126,779	$ 33,240	$ 93,539
Crop Protection	$ 26,385	$ 10,367	$ 16,018
Seed	$ 1,612	$ 496	$ 1,116
Equipment sales and other revenue	$ 18,060	$ 4,724	$ 13,336
Average Margin	24.3%	12.3%	12.0 pt
Agri-food Processing Segment			
Gross profit and net revenue from services	$ 7,029	$ 4,613	52.4%
EBITDA	$ 6,047	$ 3,098	95.2%
Sales and other operating revenues	$ 49,271	$ 36,348	35.6%
Tonnes sold	106	81	30.9%
Margin per tonne	$ 66.31	$ 56.95	16.4%
Livestock Feed and Services Segment			
Gross profit and net revenues from services	$ 14,947	$ –	$ 14,947
EBITDA	$ 2,532	$ –	$ 2,532
Sales and other operating revenues	$ 108,529	$ –	$ 108,529
Feed sales (*tonnes*)	374	–	374
Feed margin (*$ per feed tonne sold*)	$ 42.86	$ –	$ 42.86
Non-feed gross profit & net revenue from services	$ (1,083)	$ –	$ (1,083)
Financial Markets Segment			
EBITDA	$ 3,216	$ –	$ 3,216
Sales and other operating revenues	$ 3,331	$ –	$ 3,331
Corporate Expenses			
EBITDA	$ (21,145)	$ (8,177)	$ (12,968)

[1] These results reflect the actual unaudited operating results for the period August 1, 2006 to October 31, 2006 and are presented for comparative purposes only. Prior year comparatives exclude the results of AU for the period, as these results may only be reported commencing from the acquisition date of May 29, 2007.

* Consolidated sales from retail operations and Westco third-party sales

Strong operating performance in all of Viterra's business segments drove higher sales and gross margins in the most recent quarter relative to the comparable quarter of the prior year.

EBITDA for the quarter improved by $56.0 million to $58.2 million, which includes $40.1 million contributed from AU and the Company's incremental ownership interest in Westco. Highlights of each of the business segments are included below.

Amortization expenses of $32.3 million for the quarter increased by $24.8 million compared to the same quarter in 2006. This reflects additional expenses associated with the AU assets. The Company also completed its revaluation of the AU assets during the quarter, and in accordance with the purchase method of accounting, adjusted the carrying value of the assets acquired and the liabilities assumed to their estimated fair market values at the acquisition date, which increased amortization expense by approximately $12 million during the quarter.

With the higher amortization costs booked in the quarter, consolidated earnings from continuing operations before interest, taxes, integration costs, gains or losses on disposals, and pension settlement provisions ("EBIT") for the Company increased by $31.2 million to $25.9 million, compared to an EBIT loss of $5.3 million the year before.

Integration costs incurred during the quarter were $11.1 million, a result of continuing severance, consulting and advisory, and other integration costs incurred by the Company during the period. (See discussion of "Restructuring and Integration Matters' in Section 11").

The gain on sale of assets of $2.5 million during the quarter reflects a gain of $4.7 million realized on the Company's disposition of its shares in WCE Holdings Inc. ("WCE"), the parent company of Winnipeg Commodity Exchange Inc. This gain was offset by losses in the period related to final working capital adjustments on the disposition of the Company's Vancouver port terminal at North Shore ("North Shore").

Financing costs incurred during the period increased by $12.0 million to $14.2 million, due to the additional debt taken on to fund the AU purchase in fiscal 2007 and higher levels of short-term debt associated with higher working capital levels.

Higher EBIT, more than offset by higher integration, financing expenses and income taxes, resulted in a consolidated net loss from continuing operations of $1.9 million ($0.01 loss per share), compared to a loss of $5.1 million in the same quarter of the prior year ($0.06 loss per share).

Viterra generated cash flow provided by operations of $35.1 million ($0.17 per share) for the three months ended October 31, 2007, compared to $748,000 ($0.01 per share) in the same three months of 2006. The $34.4 million increase reflects higher EBITDA, offset by integration costs, and increased financing costs in the period.

7.1 Grain Handling and Marketing

EBITDA was $58.3 million, an improvement of $46.8 million over the prior quarter, reflecting both higher shipments and increased margins realized in the most recent quarter, offset by higher operating expenses.

Viterra shipped 4.4 million tonnes in the quarter, 2.3 million tonnes more than the same period a year ago, mainly a result of additional volumes flowing through AU facilities. The 32.1% improvement in margins in the most recent quarter included the impact of mark-to-market contract revaluations which improved gross profit by about $4.1 million ($0.94/tonne) for the three-month period. Margin performance also benefited from a focus on inventory management which contributed to positive country and terminal inventory audit gains, open market grain position basis appreciation (a factor of improved market conditions and crop quality in the period), and merchant margin improvements. The reported market share of 44% reflects the consolidated market share for the Company, fully adjusted for the acquisition of AU and the impact of the related divestitures.

Offsetting the $69.3 million improvement in gross profit were additional Operating, General and Administrative ("OG&A") expenses of $22.5 million. This included OG&A expenses associated with the AU operations of $26.8 million, offset in part by a $4.7 million pension plan gain booked in the most recent quarter.

EBIT for the Grain Handling and Marketing segment was $45.0 million for the three months ended October 31, 2007, compared to EBIT of $8.4 million in the same quarter of 2006.

7.2 Agri-products

Agri-products sales were very strong in the quarter, rising by $124.0 million to $172.8 million for the three months ended October 31, 2007. Sales attributable to AU and the higher ownership in Westco account for about $102.6 million of the increase, of which about $76.5 million represented strong fertilizer sales activity during the period. The balance of the increase was due largely to improved fertilizer activity, a result of both higher prices and volumes. Higher commodity prices favourably influenced improved sales volumes through the quarter as producers elected to pre-buy fertilizer products to avoid the risk of higher fertilizer prices in the spring. An early harvest and favourable weather patterns in the fall also

contributed to increased fertilizer application during the period. Margins remained strong through the quarter and, combined with the incremental gross profit of AU, contributed to an increase in gross profit of $35.9 million in the quarter relative to the comparable quarter of the prior year.

EBITDA improved by $13.5 million in the quarter to $9.2 million, compared to the same period in 2006, a result of higher gross profit offset, in part, by higher OG&A expenses. OG&A expenses increased by $22.5 million, with additional expenses associated with AU operations accounting for about $21.4 million in the period.

EBIT for the Agri-products segment for the final quarter of 2007 was a loss of $5.6 million, compared to an EBIT loss of $7.1 million for the same quarter of 2006.

7.3 Agri-food Processing

Segment sales for the latest quarter were $49.3 million, 35.6% higher than the $36.3 million reported in the same quarter ended October 31, 2006. Volumes were also up over the prior quarter, increasing by 30.9% compared to the same quarter in 2006, with average margins increasing by 16.4% to $66.31 per tonne compared to $56.95 per tonne in 2006. EBITDA of $6.0 million improved by $2.9 million (95.2%) in the quarter ended October 31, 2007 compared to the same period in 2006, due to improved sales volumes and margins and lower operating expenses. EBIT for the last quarter of 2007 improved by $2.7 million, to $4.3 million, compared to EBIT of $1.6 million in the same quarter of 2006.

7.4 Livestock Feed and Services

Gross profit and net revenues from services in this segment for the quarter was $14.9 million. After OG&A expenses of $12.4 million, EBITDA in the most recent quarter was $2.5 million. Feed margins in the most recent quarter were $42.86 per tonne, a result of improved margins in the Canadian market, which helped offset slightly lower margins realized earlier in the year. Although feed sales prices tend to respond to the cost of inputs, timing can sometimes affect margin performance as it did in the most recent quarter when market price changes lagged lower production input costs, contributing to slightly higher margins in the quarter compared to the July quarter of this year.

Results for the quarter also include a $1.1 million loss in non-feed gross profit, largely a result of a $2.0 million loss attributable to the Company's equity share in Puratone, a hog production company in which Viterra has a 31.4% ownership interest. Current period hog operations and investments have suffered from the impact of the high Canadian dollar, high feed ingredient prices and cyclically low finished hog prices (denominated in U.S. dollars –"USD").

EBIT was a loss of $299,000 for the three months ended October 31, 2007.

7.5 Financial Products

EBITDA of $3.2 million in Financial Products relates primarily to fees generated by Viterra Financial and Unifeed Financial in the quarter. Although higher input prices led to increased credit utilization and interest revenue this past quarter, funding costs also increased as a result of higher interest costs. EBIT for the quarter was $3.1 million.

7.6 Corporate

Corporate expenses of $21.1 million in 2007 (2006 – $8.2 million) included $8.9 million of additional expenses associated with AU. The additional increase in expenses in the quarter was due mainly to higher wages and increased benefit costs associated with the impact of the Company's operating performance and stock price on its short-term and long-term incentive plans.

8 Annual Financial Information

8.1 Summary of Consolidated Results

Select Consolidated Financial Information

(in thousands – except percentages and per share amounts)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Sales and other operating revenues	**$ 3,535,174**	$ 1,642,674	$ 1,892,500	**$ 3,875,816**	$ 1,575,656	$ 2,300,160
Gross profit and net revenues from services	**$ 586,409**	$ 263,963	$ 322,446	**$ 636,041**	$ 260,155	$ 375,886
Operating, general and administrative expenses	**(328,372)**	(183,603)	(144,769)	**(375,828)**	(182,270)	(193,558)
EBITDA	**258,037**	80,360	177,677	**260,213**	77,885	182,328
Amortization	**(62,940)**	(28,410)	(34,530)	**(70,391)**	(27,727)	(42,664)
EBIT	**195,097**	51,950	143,147	**189,822**	50,158	139,664
Integration expenses (Note 4)	**(20,029)**	–	(20,029)	**(20,029)**	–	(20,029)
Provision for pension settlement (Note 14(b))	**(5,000)**	(15,000)	10,000	**(5,000)**	(15,000)	10,000
Gain on disposal of assets (Note 19)	**35,234**	3,199	32,035	**35,287**	3,272	32,015
Financing expenses (Note 16)	**(33,994)**	(16,184)	(17,810)	**(36,178)**	(19,744)	(16,434)
Costs on redemption of Senior Subordinated Notes (Note 16)	**–**	(11,209)	11,209	**–**	(11,209)	11,209
	171,308	12,756	158,552	**163,902**	7,477	156,425
Provision for corporate taxes (Note 18)						
Current	**(2,540)**	(1,595)	(945)	**(2,617)**	(1,726)	(891)
Future	**(57,567)**	(15,485)	(42,082)	**(55,218)**	(12,595)	(42,623)
Earnings (loss) from continuing operations	**$ 111,201**	$ (4,324)	$ 115,525	**$ 106,067**	$ (6,844)	$ 112,911
Net recovery from discontinued operations (Note 23)	**$ –**	$ 7,375	$ (7,375)	**$ –**	$ 7,375	$ (7,375)
Net earnings	**$ 111,201**	$ 3,051	$ 108,150	**$ 106,067**	$ 531	$ 105,536
Earnings per share	**$ 0.80**	$ 0.03	$ 0.77	**$ 0.82**	$ 0.01	$ 0.81

[1] These results reflect the actual unaudited consolidated operating results for the Company for the period November 1 to October 31 to align with the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of Acquisition). Results for the 12 months ended October 31, 2006 are obtained by deducting the unaudited operating results for the three months ended October 31, 2005 from the audited operating results of the Company for the 12 months ended July 31, 2006, and by adding the unaudited operating results for the Company for the three months ended October 31, 2006. Results for the 12 months ended October 31, 2007 are obtained by deducting the unaudited operating results for the three months ended October 31, 2006 from the audited operating results of the Company for the 15 months ended October 31, 2007.

Consolidated sales and other operating revenues for the 12-month period ended October 31, 2007 were $3.5 billion, up from $1.6 billion for the same period of the prior year. Sales improved in all segments, with Grain Handling and Marketing achieving the largest year-over-year increase of $1.3 billion, followed by Agri-products sales of $401.3 million (both of which include incremental sales attributable to AU) and the Agri-food Processing segment at $37.6 million. Sales and other operating revenue in the Company's new business segments of Livestock Feed and Services and Financial Products acquired from AU totalled $187.5 million, representing sales and other revenue contributed since May 29, 2007.

Viterra generated $258.0 million in EBITDA for the 12 months ended October 31, 2007 compared to $80.4 million in the 12 months ended October 31, 2006, an improvement of $177.7 million. Incremental EBITDA contributed by AU since May 29, 2007 accounted for $114.5 million of this increase. The remaining improvement was largely a result of improved gross profit and net revenue from services.

Breakdown of EBITDA By Segment

($ millions)

	12 Months Ended October 31,				15 Months Ended October 31,			12 Months Ended
	2007 AU	2007 Pool	2007 Viterra	2006 Pool	2007 AU	2007 Pool	2007 Viterra	July 31, 2006 Pool
Grain Handling and Marketing	$ 68.7	$ 94.2	**$ 162.9**	$ 68.6	$ 68.7	$ 105.7	**$ 174.4**	$ 63.6
Agri-products	52.2	71.8	**124.0**	28.9	52.2	67.6	**119.8**	29.1
Agri-food Processing	–	18.2	**18.2**	16.3	–	21.3	**21.3**	18.3
Livestock Feed and Services	5.5	–	**5.5**	–	5.5	–	**5.5**	–
Financial Products	3.9	–	**3.9**	–	3.9	–	**3.9**	–
Corporate	(15.8)	(40.7)	**(56.5)**	(33.4)	(15.8)	(48.9)	**(64.7)**	(33.1)
	$ 114.5	$ 143.5	**$ 258.0**	$ 80.4	$ 114.5	$ 145.7	**$ 260.2**	$ 77.9

A complete description of each segment's operating performance begins in Section 8.2.

Amortization of $62.9 million for the 12-month period ended October 31, 2007 increased by $34.5 million over the $28.4 million reported in the same period of the prior year. The addition of the AU assets in May 2007 accounted for $30.8 million of this increase. With the assets acquired from AU reflected at their fair market value at the time of the acquisition (see Section 11, "Restructuring and Integration Matters"), AU's amortization expense includes approximately $12 million of additional amortization associated with the higher fair value attributed to those assets compared to their historical values. Additional increases in amortization expense reflect additional amortization on the Company's Cascadia port terminal (the 50% interest acquired in 2007) and higher amortization in the Company's Agri-food Processing segment.

Integration costs of $20.0 million in fiscal 2007 reflect severance, consulting and advisory costs, and other integration costs incurred by the Company during the period. As described in more detail in Section 11, 'Restructuring and Integration Matters', additional integration costs incurred by AU were accrued as part of the acquisition cost of the AU shares.

Financing expenses of $34.0 million for the 12 months ended October 31, 2007 increased by $6.6 million over total financing expenses for the same period of the prior year. This is a result of the incremental borrowing required to fund part of the AU purchase, plus additional interest expense incurred on the AU debt that was assumed on acquisition. The increase in interest in the current year was offset by a current period reduction associated with the absence of an $11.2 million expense incurred in 2006 for the redemption of the Company's Senior Subordinated Notes.

The gain on disposal of assets of $35.2 million recorded in fiscal 2007 includes a $30.4 million gain on the sale of Viterra's North Shore terminal to Cargill (see discussion of "Restructuring and Integration Matters" in Section 11) and a $4.7 million gain on the Company's disposition of its shares in WCE. The gain on disposal of assets in the prior year of $3.3 million includes a $2.4 million gain on the sale of the Company's interest in the Lloydminster joint venture, together with gains on the sale of assets in the ordinary course of business.

Corporate taxes for the 12-month period ended October 31, 2007 were $60.1 million, an increase of $43.0 million over the same period in 2006. Taxes in the prior year included an $11.8 million charge to reflect the impact of declining federal tax rates on the valuation of the Company's future tax asset. Excluding this prior year adjustment, the effective tax rate for the trailing 12-month period ended October 31, 2007 was 35.1%, compared to 41.1% in 2006. A reconciliation of these tax rates to the related statutory rate in 2007 and 2006 can be found in Note 18 of the Consolidated Financial Statements. With the Company's loss carry-forwards, current taxes largely reflect taxes in the Company's subsidiary operations and in the 12-month period ended October 31, 2007, increased by $945,000 to $2.5 million.

Net earnings from continuing operations increased by $115.5 million to $111.2 million for the 12 months ended October 31, 2007, compared to a loss from continuing operations of $4.3 million reported in the same period of the prior year.

Earnings per share for fiscal 2007 were $0.82 per share, compared to earnings of $0.01 per share reported for the 12 months ended July 31, 2006. On a trailing 12-month basis to October 31, 2007, earnings per share were $0.80 per share, an increase of $0.77 over the $0.03 per share reported in the same period of 2006.

8.2 Grain Handling and Marketing

(in thousands – except percentages and margins)

	Actual[1] 12 Months Ended Oct. 31, 2007	2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Gross profit and net revenues from services	**$ 309,642**	$ 165,166	$ 144,476	**$ 348,631**	$ 159,022	$ 189,609
Operating, general and administrative expenses	**(146,730)**	(96,595)	(50,135)	**(174,192)**	(95,450)	(78,742)
EBITDA	**162,912**	68,571	94,341	**174,439**	63,572	110,867
Amortization	**(27,084)**	(11,896)	(15,188)	**(30,259)**	(11,579)	(18,680)
EBIT	**$ 135,828**	$ 56,675	$ 79,153	**$ 144,180**	$ 51,993	$ 92,187
Operating Highlights						
[A] Industry receipts - six major grains (*tonnes*)	**33,131**	32,720	1.3%	**41,676**	31,816	31.0%
[B] Industry shipments - six major grains (*tonnes*)	**33,625**	33,075	1.7%	**42,230**	32,120	31.5%
[C] Primary Elevator receipts (*tonnes*)*	**11,269**	7,930	42.1%	**13,400**	7,721	73.6%
Primary Elevator shipments (*tonnes*)	**12,491**	8,238	51.6%	**14,569**	7,914	84.1%
[D] Six Major Grains	**12,057**	8,070	49.4%	**14,093**	7,766	81.5%
[E] Industry terminal handle - six major grains (*tonnes*)	**22,616**	23,763	(4.8%)	**28,877**	23,110	25.0%
[F] Port Terminal receipts (*tonnes*)	**7,711**	6,126	25.9%	**9,153**	6,017	52.1%
Vancouver	**4,094**	3,431	19.3%	**4,714**	3,641	29.5%
Thunder Bay	**2,148**	1,606	33.7%	**2,665**	1,463	82.2%
Prince Rupert Grain (Company share)	**1,469**	1,089	34.9%	**1,774**	913	94.3%
Market share (%) - Country Receipts* [C]/[A]	**34.0%**	24.2%	9.8 pt	**32.2%**	24.3%	7.9 pt
Market share (%) - Shipments* [D]/[B]	**35.9%**	24.4%	11.5 pt	**33.4%**	24.2%	9.2 pt
Margin (*$ per grain tonne shipped*)	**$ 24.79**	$ 20.05	23.6%	**$ 23.93**	$ 20.09	19.1%

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

* Represents six major grains

Viterra determines its market share based on primary elevator receipts and, excluding the impact of AU, its market share for the 12 months ended October 31, 2007 was essentially unchanged from the prior year. However, AU's grain handling network increased the Company's primary elevator receipts by 3.3 million tonnes, representing the main reason for higher consolidated market share in all three Prairie provinces during the year.

Despite the higher market share of 34% reported in the 12-month period ended October 31, 2007, the proportion of the Company's receipts relative to the industry are not indicative of a normalized market share during the period, since the Company's results only include AU's receipts since May 29, 2007. Management expects that once the annualized impact of the market share attributable to AU (post divestiture) is considered, the market share of Viterra will normalize at about 42 to 45%, aligning with its performance in its most recent quarter. (See quarterly results in Section 7.1 "Grain Handling and Marketing").

For the trailing 12-month period ended October 31, 2007, Viterra's total shipments increased to 12.5 million tonnes compared to 8.2 million tonnes for the same period of the prior year. The increase of 4.3 million tonnes (51.6%) exceeds the 1.7% improvement posted by the industry as a whole due to 4.2 million tonnes shipped through the AU facilities since May 29, 2007.

CWB shipments accounted for about 52% (2006 – 57%) of the Company's total shipments for the 12 months ended October 31, 2007 compared to the industry, which shipped about 58% (2006 – 58%). The decrease in the Company's CWB shipments relative to the industry reflects higher non-CWB shipments in the latest 12-month period due to rising demand for oilseeds products. As Viterra is now the leading merchandiser and exporter of canola in Western Canada, management expects to see its proportion of CWB to non-CWB grains continue to reflect a more even split.

Although terminal handlings for the industry were down 1.1 million tonnes (4.8%) for the 12 months ended October 31, 2007 compared to 2006, Viterra's combined volumes through its Vancouver and Thunder Bay port terminals rose to 6.2 million tonnes in the latest 12-month period, an increase of 1.2 million tonnes (23.9%). This increase was due to additional volumes attributable to the AU-owned terminals, which added 2.6 million tonnes for the period. Excluding the incremental shipments from AU, terminal handlings for the Company declined by about 1.0 million tonnes from the prior year. The Company's share of port terminal volume compared to the industry declined due to lower volumes at the Port of Vancouver in 2007 because of lower third-party tonnes handled by the Company (a result of increased competition in the Vancouver port), the labour strike at Canadian National Railway Company ("CN") during the early part of the

year and operational shutdowns at CN and Canadian Pacific Railway Limited ("CP") which affected rail lines servicing the Company's North Shore terminal.

On a trailing 12-month basis, Viterra's share of shipments through the Prince Rupert Grain ("PRG") terminal (owned by a consortium that includes Viterra, Cargill, and JRI) was up 380,000 tonnes (34.9%), of which 328,000 tonnes comes from the higher ownership percentage acquired through AU. Excluding the additional tonnes contributed through AU, the Company's PRG shipments increased 4.8% compared to an overall increase in PRG shipments of about 9.9%. Management expects that its interest in PRG's shipments will decline next year as Cargill and JRI ship additional volumes through the terminal from the primary elevator facilities they acquired from the Company in 2007.

Gross margin improved by $4.74 per tonne to $24.79 per tonne compared to $20.05 per tonne in the prior year. Included in margins for the most recent 12-month period is a gain of $4.1 million ($0.33 per tonne) accrued on the mark-to-market revaluation of AU grain contracts to reflect the recent strength in commodity prices. Notwithstanding the competitive environment that influences prices offered at the farmgate, the Company achieved higher margins in 2007, a result of better inventory management, which contributed to positive country and terminal inventory audit gains, open market grain position basis appreciation (a factor of improved market conditions and crop quality in the period), better terminal efficiency, higher blending gains, logistics efficiencies, merchant margin improvements, and additional profits on screening byproducts sold in 2007.

OG&A expenses for the year increased by $50.1 million, of which $51.0 million was attributable to operating expenses of AU for the period since May 29, 2007. Excluding the AU expenses, expenses declined by $819,000 due to a $4.7 million pension gain associated with the plan at Thunder Bay, offset in part by higher salaries, wages, and repairs and maintenance expenses.

EBITDA rose by $94.3 million to $162.9 million for the 12 months ended October 31, 2007, from $68.6 million in the same period of 2006. The contribution to EBITDA from AU during this period was $68.7 million. Gains booked on the revaluation of the grain contracts and the Company's pension plan accounted for an additional $8.8 million of the increased EBITDA, with the remaining improvement in EBITDA due to higher margins in grain handling.

8.3 Agri-products

(in thousands – except percentages)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Gross profit and net revenues from services	**$ 219,176**	$ 76,692	$ 142,484	**$ 225,206**	$ 77,104	$ 148,102
Operating, general and administrative expenses	**(95,143)**	(47,815)	(47,328)	**(105,445)**	(48,040)	(57,405)
EBITDA	**124,033**	28,877	95,156	**119,761**	29,064	90,697
Amortization	**(25,551)**	(11,182)	(14,369)	**(28,341)**	(11,017)	(17,324)
EBIT	**$ 98,482**	$ 17,695	$ 80,787	**$ 91,420**	$ 18,047	$ 73,373
Operating Highlights						
Seed, Fertilizer, Crop Protection, Other Sales	**$ 934,622**	$ 533,357	$ 401,265	**$ 983,449**	$ 538,984	$ 444,465
Fertilizer*	**$ 475,669**	$ 331,431	$ 144,238	**$ 508,909**	$ 336,258	$ 172,651
Crop Protection	**$ 342,117**	$ 134,688	$ 207,429	**$ 352,484**	$ 133,747	$ 218,737
Seed	**$ 65,694**	$ 49,371	$ 16,323	**$ 66,190**	$ 49,286	$ 16,904
Equipment sales and other revenue	**$ 51,142**	$ 17,867	$ 33,275	**$ 55,866**	$ 19,693	$ 36,173
Margin (% of Sales)	**23.5%**	14.4%	9.1 pt	**22.9%**	14.3%	8.6 pt

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

* Consolidated sales from retail operations and Westco third-party sales

Agri-product sales increased by $401.3 million to $934.6 million for the 12 months ended October 31, 2007 compared to the same period of 2006. Sales for the most recent 12 months include $389.8 million attributable to AU and the increased ownership interest in Westco in the year. The balance of the increase reflects higher retail sales among all product lines. Fertilizer sales increased by $47.8 million over the prior year due to both higher prices and volumes in both the spring and fall season.

Gross profit and other revenue of $219.2 million increased by $142.5 million in the trailing 12-month period ended October 31, 2007 over the $76.7 million in the prior comparative year. Incremental gross profit associated with AU and the higher ownership in Westco accounted for $96.7 million of this increase. Although improved margins in crop protection, seed and equipment collectively accounted for another $6.7 million of the increase, the balance was driven by improved profitability in fertilizer.

Natural gas is a key input in manufacturing fertilizer and, consequently, changes in the pricing of natural gas will drive the profitability in this segment. Typically, during the summer months, excess supply keeps natural gas prices and fertilizer manufacturing costs down. The opposite effect occurs in winter, when supplies become tighter. Fertilizer prices often increase from the time Viterra either manufactures or acquires inventory in the fall until it retails the products in the spring. In 2007, this was more pronounced than usual and Viterra experienced significant inventory value appreciation during the period, a factor of the lower natural gas prices in the fall of 2006, which reduced manufacturing costs in the early part of the year, combined with extremely strong fertilizer prices in the spring. These higher fertilizer prices were largely a factor of the marketplace, a combination of tighter supplies and much higher demand driven by the rising corn production in the U.S.

In the comparative period in 2006, Viterra experienced the opposite phenomenon. During 2006, the impact of hurricane Katrina reversed the normal pricing patterns for natural gas, causing prices to increase in the late summer and early fall months when companies like Viterra manufacture or purchase product for resale. North America then experienced an unusually warm winter, which reduced natural gas consumption and prices. The price appreciation that usually occurs in the spring following cold winters did not take place in 2006 and, consequently, margins were not as high as in the previous year. The result of these back-to-back events was a year-over-year improvement in fertilizer gross margins of $35.3 million for the year.

OG&A expenses of $95.1 million for the 12 months ended October 31, 2007 increased by $47.3 million from $47.8 million in the prior year. The increase was due largely to $44.5 million in increased expenses associated with AU and the incremental ownership interest in Westco. Higher salaries and wages and increased expenses related to rental and services accounted for the balance of the increase, offset in part by improved collections on bad debts, a result of higher commodity prices, crop quality and producer returns in the year.

EBITDA for the 12 months ended October 31, 2007 improved by $95.2 million to $124.0 million, due to higher gross profits in all product lines, particularly fertilizer.

8.4 Agri-food Processing

(in thousands – except percentages and margins)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Gross profit and net revenues from services	**$ 25,576**	$ 22,105	15.7%	**$ 30,189**	$ 24,029	25.6%
Operating, general and administrative expenses	**(7,352)**	(5,797)	(26.8%)	**(8,867)**	(5,691)	(55.8%)
EBITDA	**18,224**	16,308	11.7%	**21,322**	18,338	16.3%
Amortization	**(6,241)**	(5,332)	(17.0%)	**(7,727)**	(5,131)	(50.6%)
EBIT	**$ 11,983**	$ 10,976	9.2%	**$ 13,595**	$ 13,207	2.9%
Operating Highlights						
Sales and other operating revenues	**$ 166,861**	$ 129,223	29.1%	**$ 203,209**	$ 122,253	66.2%
Tonnes sold	**342**	292	17.1%	**423**	277	52.7%
Margin per tonne	**$ 74.78**	$ 75.70	(1.2%)	**$ 71.37**	$ 86.75	(17.7%)

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Agri-food Processing sales were up 29.1% to $166.9 million in the 12-month period ended October 31, 2007, compared to $129.2 million last year. Wholly-owned Can-Oat's sales rose 27.2% during the most recent 12-month period, with volumes up about 15%. Can-Oat's improvement reflects the full year results of the Barrhead facility acquired in 2006, as well as higher demand for finished products such as oat flakes, bran and bran flour. Demand for these products by cereal and breakfast bar manufacturers continues to grow, influenced by the increasingly health-conscious whole grain consumer market.

Viterra's share in Prairie Malt's sales and other revenue increased 34.8% for the 12 months ended October 31, 2007 compared to the same period in 2006. This was due to higher commodity prices created by stronger worldwide demand.

Stronger sales in this segment contributed to a 15.7% increase in gross profit for the 12 months ended October 31, 2007, a result of higher sales volumes in both Can-Oat and Prairie Malt relative to the comparable period in 2006, offset in part by lower average margins per tonne. Improvements in gross profit in the most recent 12 months reflect the incremental contribution from the Barrhead facility in the current year, reduced in part by weaker oat margins as a result of a poorer quality oat crop at the beginning of the year, together with foreign exchange losses associated with the stronger Canadian dollar in 2007, and higher processing overheads.

Segment EBITDA was $18.2 million for the 12 months ended October 31, 2007, up from $16.3 million in the prior year, with increased gross profit in both Can-Oat and Prairie Malt offsetting higher OG&A expenses. OG&A expenses increased by $1.6 million in the 12 months ended October 31, 2007 over the comparable period last year, due mainly to higher OG&A expenses in Can-Oat associated with the Barrhead acquisition. The balance of the increase in expenses in Can-Oat reflects an increase in benefits costs associated with Can-Oat's long-term incentive plan.

8.5 Livestock Feed and Services

(in thousands – except percentages and margins)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Gross profit and net revenues from services	**$ 25,788**	$ –	$ 25,788	**$ 25,788**	$ –	$ 25,788
Operating, general and administrative expenses	**(20,329)**	–	(20,329)	**(20,329)**	–	(20,329)
EBITDA	**5,459**	–	5,459	**5,459**	–	5,459
Amortization	**(3,889)**	–	(3,889)	**(3,889)**	–	(3,889)
EBIT	**$ 1,570**	$ –	$ 1,570	**$ 1,570**	$ –	$ 1,570
Operating Highlights						
Feed sales (*tonnes*)	**627**	–	100.0%	**627**	–	100.0%
Non-feed sales and revenue from services	**$ 19,247**	$ –	100.0%	**$ 19,247**	$ –	100.0%
Feed margin (*$ per feed tonne sold*)	**$ 41.28**	$ –	100.0%	**$ 41.28**	$ –	100.0%
Non-feed gross profit and net revenue from services	**$ (94)**	$ –	100.0%	**$ (94)**	$ –	100.0%

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

As a new reporting segment for the Company following the acquisition of AU, results for the Livestock Feed and Services segment in 2007 only reflect results from the acquisition date of May 29, 2007.

During this period, feed sales of $171.3 million ($273.26 per tonne) reflect higher sales values associated with increasing commodity prices. As noted earlier, feed sales prices typically fluctuate in response to the cost of the underlying ingredients and, with feed grain prices strong during the year, sales prices have responded accordingly.

Gross profit on feed for this period was $25.9 million (or $41.28 per tonne), with higher margins in the most recent quarter offsetting lower margins reported in the July quarter. Higher margins in the last quarter of the year were due to the timing of sales price reductions, which lagged lower production input costs, combined with some shifts in favour of higher product mix.

Seasonal variability in margins is not uncommon, more particularly in the U.S. market where higher margin feed consumption typically decreases in the spring and the product mix shifts to lower margin product. Nonetheless, margins typically stabilize over a 12-month period and remain relatively consistent year-over-year, with margins of $41 to $43 per tonne reflecting an average annualized margin.

Results for the current year also include a $94,000 loss in non-feed gross profit, of which $2.0 million is attributable to the Company's equity share in Puratone. The loss in Puratone in 2007 reflects the current downturn in the hog cycle and the stronger Canadian dollar, which both contributed to weaker hog markets in the year.

8.6 Financial Products

(in thousands – except percentages)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Gross profit and net revenues from services	**$ 6,227**	$ –	$ 6,227	**$ 6,227**	$ –	$ 6,227
Operating, general and administrative expenses	**(2,332)**	–	(2,332)	**(2,332)**	–	(2,332)
EBITDA	**3,895**	–	3,895	**3,895**	–	3,895
Amortization	**(175)**	–	(175)	**(175)**	–	(175)
EBIT	**$ 3,720**	$ –	$ 3,720	**$ 3,720**	$ –	$ 3,720

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Financial Products is another new reporting segment for Viterra and results for the current year reflect the results of operations since the acquisition date of AU on May 29, 2007. As the products for Viterra Financial and Unifeed Financial were not available to Pool customers during the period, the EBITDA of $3.9 million reflects the earnings attributable to AU's agri-product and livestock customers.

Increases in input prices contributed to higher credit utilization and interest revenue during the period; however, these gains were offset, in part, by higher interest funding costs.

8.7 Corporate

(in thousands)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Operating, general and administrative expenses	**$ (56,486)**	$ (33,396)	$ (23,090)	**$ (64,663)**	$ (33,089)	$ (31,574)
Amortization	**–**	–	–	**–**	–	–
EBIT	**$ (56,486)**	$ (33,396)	$ (23,090)	**$ (64,663)**	$ (33,089)	$ (31,574)

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Corporate expenses for the 12-month period ended October 31, 2007 increased by $23.1 million compared to the same period in 2006. Additional expenses associated with AU accounted for $15.8 million during the 12-month period. Other increases in expenses largely reflect higher wages, increased benefit costs associated with the impact of the Company's operating performance and stock price on its short-term and long-term incentive plans, higher compliance and regulatory costs associated with the Company's acquisition of AU, and additional provincial capital taxes accrued in 2007 to reflect the growth in the Company's capital base.

8.8 Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" on page 72 of this report.

On December 6, 2007, Statistics Canada estimated western Canadian 2007 production of the six major grains to be about 45.3 million tonnes, compared to last year's production of 47.1 million tonnes and a 10-year average of 47.7 million tonnes. Spring wheat production is estimated to be down about 26% from the prior year, offset in part by an estimated 10% increase in durum wheat production. Canola production estimates have been revised from earlier estimates and are now expected to decline about 3.2% from the prior year. With the reduced production levels and near record commodity prices driven by increased demand, carry-out stocks for the 2008 crop year are expected to be at or near record lows for most crops.

The grain industry typically ships about 64% of the grain produced during the most recent Crop Year over the course of the subsequent 12 months. Based on these averages, the primary grain elevator network would expect to ship about 29 million tonnes of grain in 2008 (excluding drawdowns of carry-out stocks) compared to total shipments of 33 million tonnes (which includes a drawdown of carry-out stocks of about 5 million tonnes) in the most recent 12 months. While management expects CWB exports to decline slightly from the prior year, canola exports are expected to increase, mitigating the impact on the Company's port terminal operations. With Viterra's leading Canadian position in the merchandising of canola, the Company is well positioned to benefit from a stronger canola program.

One of the key drivers influencing margins in the grain sector is crop quality and although this year's quality is lower than in 2006, it is still considered to be above average. Nearly 80% of the wheat crop is estimated to be in the top two grades with higher than average protein levels. Canola quality is also good, with the majority of the crop grading in the top grade, with average oil content estimated at 42.8% this year compared to 44.6% a year earlier. Malt barley samples have shown a wide range in quality, with some areas producing exceptional quality while other areas had higher protein levels and low test weights, which could enhance blending opportunities for the Company in 2008. Production in Saskatchewan is estimated to have been about the same as in the prior year, while production in Alberta and Manitoba is estimated to be down about 7% and 5%, respectively, from 2006. With the greater diversification of the Company's geographic presence, Viterra is now less exposed to regionalized variability in production.

Strong commodity prices bode well for the Canadian agricultural industry and prices have improved due to tightening world supplies, greater demand for both food and feed grains, and expanding ethanol and biodiesel industries. For the Agri-products segment, seed, crop protection, fertilizer and equipment sales are expected to benefit from high commodity prices in 2008. In 2007, higher commodity prices spurred production activity, which significantly contributed to higher demand for fertilizer, and continued supply pressures could increase fertilizer prices to record highs. Early indicators suggest that producers are planning to increase usage rates of fertilizer in 2008 to replenish depleted soil nutrient levels and maintain yield potential. To date, natural gas prices, the primary input in the production of nitrogen fertilizer, remain comparable to the prior year, which also bodes well for the profitability of Westco. Recent increases in fertilizer prices suggest that the Company can expect strong fertilizer sales and margins in 2008; however, it remains uncertain whether these price increases will be sustained and contribute to inventory appreciation in 2008. In addition, such factors as weather, pressures on supply and delivery, and producers' crop decisions could have a significant influence on current trends.

Viterra's oat processing operations also anticipate a good year in 2008. Viterra believes that the health-conscious consumer market is growing and, as a result, demand for whole grain, organic and convenience food products is expected to continue. Can-Oat's recent expansion project has resulted in additional primary capacity to feed the already expanded flaking and flour systems, and will enable the Company to better meet customer needs. Can-Oat continues to pursue opportunities that will allow it to leverage its processing expertise and relationships with key food manufacturers in the non-oat related processing sector.

Oat quality for the most recent crop year was variable, but generally average to very good for milling right across the Prairies. While commodity prices for oats are not expected to drive an increase in seeded oat acreage in the coming year, management believes there is a strong crop carry-out this year that will mitigate any decline from the high seeded acre production of five million tonnes in 2007.

The early harvest of Saskatchewan's barley crop is very positive for malting barley selections required by Viterra and its customers. Saskatchewan Agriculture and Food estimates that 41% of the barley will grade as malt, compared to the 10-year crop report average of 31% (Source: Final Crop Report for 2007).

On December 13, 2007, the federal government introduced amendments to the Canada Grain Act and clarified the role of the CGC. These amendments were based on extensive consultations with the grain industry. The key changes include:

- The removal of Mandatory Inward Weighing and Inspection at Port Terminals. If required by shippers, this service would be conducted by third parties.

- An elimination of Terminal Weighovers and Audits. These could be undertaken by third parties as required.
- Eliminating CGC onsite inspection at primary elevators. Instead, samples will be submitted to CGC regional offices or onsite services may be provided by third parties.
- Any Security / Bonding requirements for grain dealers / grain companies are to be eliminated. As such, letters of credit and other bonding requirements previously imposed on the grain industry will no longer be necessary.
- In anticipation of changes to the elimination of grain grading on the basis of Kernel Visual Distinguishability, a number of changes have been introduced to support this move. One is to grant the power to the CGC to make producer delivery declarations mandatory and the second is to significantly increase producer penalties for misrepresentation of grain deliveries.

This bill is expected to receive second and third reading in the House of Commons in 2008 and is anticipated to come into effect August 1, 2009. These changes provide greater flexibility and reduce inspection and other costs that are required to meet the needs of changing domestic and international markets.

In the livestock sector, higher feed ingredient costs are driving higher feed prices, which, at a time when producers are feeling the impact of a stronger Canadian dollar and a downturn in the hog cycle, could negatively affect the Canadian Livestock Feed and Services operations in 2008. Poultry and dairy producers are expected to be less affected as their returns are insulated by supply management programs. However, lower returns for hog farmers, particularly if there is a retraction in the hog industry, could reduce feed volume opportunities and heighten competitive pressures. Viterra's diversification among different species should mitigate some of this risk, as will the added benefit of U.S. operational diversification in 2008.

As at November 30, 2007, the collection of Viterra Financial™ accounts due on October 31, 2007 represented 84% of the outstanding balances at that date. As at January 4, 2008, the Company had already pre-approved 19,870 customers for $748.4 million in credit for the 2008 growing season, including credit approvals for former Pool customers. As noted previously, in January 2008, the arrangement with FCC will be discontinued and all credit for farm input purchases will be offered through Viterra Financial.

On December 14, 2007, the reduction to future federal income tax rates announced in Bill C-28 became substantively enacted. As a result, the Company will re-measure its future income tax assets and liabilities using the reduced rates applicable for 2008 and subsequent years. The Company is currently assessing the impact of these rate reductions and estimates that it will record an income tax recovery of about $12.6 million in the first quarter of fiscal 2008.

8.9 Select Three-Year Annual Financial Information

Select Annual Financial Information

For the period ended
($ millions - except per share amounts)

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006	12 Months Ended July 31, 2005
Sales and other operating revenues	**$ 3,875.8**	$ 1,575.7	$ 1,383.5
EBITDA	**$ 260.2**	$ 77.9	$ 68.4
EBIT	**$ 189.8**	$ 50.2	$ 41.9
Net income (loss) from continuing operations[1]	**$ 106.1**	$ (6.8)	$ 7.0
Earnings (loss) from continuing operations per share[1]			
Basic and diluted	**$ 0.82**	$ (0.08)	$ (1.44)[2]
Net income (loss)	**$ 106.1**	$ 0.5	$ 12.1
Earnings (loss) per share			
Basic and diluted	**$ 0.82**	$ 0.01	$ (1.26)[2]
Total assets	**$ 3,023.1**	$ 774.0	$ 721.9
Total long-term liabilities	**$ 480.3**	$ 141.6	$ 189.9
Cash dividends declared per share	**$ –**	$ –	$ –

[1] Before discontinued operations

[2] The net loss per share reflects non-cash charges to retained earnings of $13.7 million in fiscal 2005 for the accretion of the equity component of the Convertible Subordinated Notes and a share capital inducement premium of $33.8 million in fiscal 2005 for Convertible Subordinated Noteholders as part of the Pool's Recapitalization initiative. Noteholders received a premium on the conversion rate (3.5 million of additional shares valued at $33.8 million) as an inducement to convert their Notes on March 31, 2005.

The fiscal period results above for 2007 reflect a 15-month transitional period for the Company as a result of the change to the Company's fiscal period in 2007. In addition, the acquisition of AU in fiscal 2007 materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. The 2007 annual information presented above includes the consolidated results of the Company since the acquisition date of May 29, 2007, including the results of operations for the month of June for a number of facilities that were later sold to JRI and Cargill at the end of June 2007. More information regarding the results of operations for the 2007 period relative to 2006 can be found in the discussion in Sections 8.1 to 8.7.

The $192.2 million improvement in sales in 2006 from 2005 was mainly due to higher sales in the Grain Handling and Marketing segment, which increased 21.3% over the prior year. Improvements in Agri-products (5.0%) and Agri-food Processing (3.0%) also contributed to the increase. Solid performance in the Grain Handling and Marketing segment accounted for $21.9 million of the $9.5 million increase in EBITDA in fiscal 2006 compared to 2005, offset in part by a $12.6 million decline in EBITDA in the Company's Agri-products segment. Higher EBITDA in Grain Handling and Marketing was a result of an additional 1.1 million tonne of grain shipments in 2006, together with higher margins per tonne. Weaker performance in the Company's Agri-products segment in 2006 was due mainly to lower margins in fertilizer, a result of high natural gas prices (and high manufacturing costs) and lower fertilizer prices that year. For a more complete discussion on the results of the 2006 fiscal year relative to 2005, please see the Company's MD&A in its 2006 annual report.

9 Liquidity and Capital Resources

9.1 Cash Flow Information

Cash Flow Provided by Operations

(in thousands – except per share amounts)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
EBITDA	**$ 258,037**	$ 80,360	$ 177,677	**$ 260,213**	$ 77,885	$ 182,328
Add (Deduct):						
Post employment benefits	**(3,162)**	(3,561)	399	**(2,931)**	(3,334)	403
Equity loss of significantly influenced companies	**1,833**	31	1,802	**1,794**	72	1,722
Other items	**1,485**	(47)	1,532	**1,635**	44	1,591
Adjusted EBITDA	**258,193**	76,783	181,410	**260,711**	74,667	186,044
Integration expenses (Note 4)	**(20,029)**	–	(20,029)	**(20,029)**	–	(20,029)
Cash interest expense	**(31,689)**	(16,128)	(15,561)	**(33,382)**	(19,192)	(14,190)
Pre-tax cash flow	**206,475**	60,655	145,820	**207,300**	55,475	151,825
Current income taxes	**(2,540)**	(1,595)	(945)	**(2,617)**	(1,726)	(891)
Cash Flow provided by operations	**$ 203,935**	$ 59,060	$ 144,875	**$ 204,683**	$ 53,749	$ 150,934
Per share	**$ 1.47**	$ 0.65	$ 0.82	**$ 1.59**	$ 0.64	$ 0.95

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Viterra recorded another successful year of operating results, generating $204.7 million in cash flow provided by operations in fiscal 2007 and $53.7 million in fiscal 2006. For the trailing 12 months ended October 31, 2007, cash flow provided by operations was $203.9 million compared to $59.1 million for the same period in 2006. The improvement in the 12-month period ended October 31, 2007 reflects higher EBITDA, offset by integration costs and higher cash interest incurred by Viterra during the period. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by the Company's capital cost allowance and loss carry-forwards.

Cash Flow Provided by Operations and Free Cash Flow

(in thousands)

	Actual[1] 12 Months Ended Oct. 31, 2007	2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Earnings (loss) from continuing operations	**$ 111,201**	$ (4,324)	$ 115,525	**$ 106,067**	$ (6,844)	$ 112,911
Adjustments for items not involving cash	**92,734**	63,384	29,350	**98,616**	60,593	38,023
Cash flow provided by operations*	**$ 203,935**	$ 59,060	$ 144,875	**$ 204,683**	$ 53,749	$ 150,934
Changes in non-cash working capital items	**(144,764)**	(10,334)	(134,430)	**(150,645)**	(20,260)	(130,385)
Cash from discontinued operations	**–**	10,778	(10,778)	**–**	17,509	(17,509)
Cash flow provided by operating activities	**$ 59,171**	$ 59,504	$ (333)	**$ 54,038**	$ 50,998	$ 3,040
Free Cash Flow*						
Cash flow provided by operations	**$ 203,935**	$ 59,060	$ 144,875	**$ 204,683**	$ 53,749	$ 150,934
Property, plant and equipment expenditures	**(114,884)**	(38,658)	(76,226)	**(127,255)**	(29,985)	(97,270)
Proceeds on sale of property, plant and equipment	**433,851**	3,726	430,125	**433,950**	3,739	430,211
Other investing activities	**(7,924)**	(871)	(7,053)	**(13,007)**	(1,174)	(11,833)
Free Cash Flow	**$ 514,978**	$ 23,257	$ 491,721	**$ 498,371**	$ 26,329	$ 472,042

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

* See Non-GAAP terms in Section 18

Free cash flow is measured by cash flow provided by operations less capital expenditures, net of proceeds and other investing activities (excluding business acquisitions). For the 12 months ended October 31, 2007, free cash flow improved by $491.7 million to $515.0 million from the comparable period of the prior year. This was due largely to the proceeds received on the asset divestitures during the period, together with improved cash flow from operations. Proceeds included $255 million for the sale of property, plant and equipment assets to JRI, $84 million for the sale of the Company's North Shore facility (which was used to purchase the Company's 50% ownership interest in Cascadia – see Section 9.1.2), $70 million for the sale of assets to Cargill, proceeds for AU's Vancouver port terminal, and proceeds received on asset sales in the ordinary course of business. As noted below, $255 million of the proceeds received from divested assets were applied to reduce long-term debt.

9.1.1 Investing Activities

Viterra's capital expenditures for the trailing 12 months ended October 31, 2007 were $114.9 million. Included in capital expenditures for the most recent 12-month period are capital expenditures of $85 million for the acquisition of the 50% ownership interest in Cascadia port terminal from Cargill, together with the upgrading of dust cleaning systems at its port terminals and the expansion of Can-Oat Milling's Portage la Prairie plant completed in March 2007.

Proceeds of $433.9 million included $255 million for the sale of property, plant and equipment assets to JRI, $84 million for the sale of the Company's North Shore facility (which was used to purchase the Company's 50% ownership interest in Cascadia), $70 million for the sale of assets to Cargill, proceeds for the sale of AU's Vancouver port terminal, proceeds for the Company's disposition of shares in WCE Holdings Inc., and proceeds received on asset sales in the ordinary course of business. As noted below, $255 million of the proceeds from divested assets were applied to reduce the Bridge Credit Facility ("Bridge Facility") in August 2007.

On an annualized basis, Viterra expects consolidated sustaining capital expenditures will be approximately $60 million, and these are expected to be funded by cash flow provided by operations.

9.2 Non-Cash Working Capital

Non-Cash Working Capital

As at October 31 (in thousands)

	2007 Consolidated	2007 AU	2007 Adjusted Pool	2006	Increase (Decrease)
Inventory	**$ 768,817**	$ 472,163	$ 296,654	$ 182,570	$ 114,084
Accounts receivable	**456,765**	248,873	207,892	154,007	53,885
Prepaid expenses and deposits	**51,685**	9,915	41,770	11,200	30,570
Accounts payable and accrued liabilities	**(712,703)**	(307,116)	(405,587)	(193,972)	(211,615)
	$ 564,564	$ 423,835	$ 140,729	$ 153,805	$ (13,076)

Inventory levels at October 31, 2007 were $586.2 million higher than at October 31, 2006, which includes $472.2 million associated with the inventory balances consolidated from AU. The balance of the increase relates mainly to higher grain inventory levels, combined with higher commodity values.

Accounts receivable at October 31, 2007 were $302.8 million higher than at October 31, 2006. The balance at October 31, 2007 includes $248.9 million of accounts receivable attributable to AU. The remaining increase in receivables largely reflects higher trade receivables associated with increased sales at higher commodity prices during the quarter.

Accounts payable and accrued liabilities were up $518.7 million over the balance at October 31, 2006, which includes $307.1 million of payables and accruals in AU. Higher payables and accruals are largely due to an increase in the value of deferred cash tickets outstanding with producers as a result of higher commodity values this year.

9.3 Financing Activities

During the current fiscal year, Viterra conducted a number of financing activities to support its acquisition of AU, to consolidate the existing debt of the Pool and AU, and to position the Company for future growth. Highlights of these initiatives included:

- February 15, 2007 to May 3, 2007: The Company raised about $920 million (before net underwriting fees of $37 million) through four subscription receipt offerings, comprised of three public market bought deals and a private placement. The 113,905,586 subscription receipts were exchanged into an equivalent number of common shares of the Company on May 29, 2007;
- May 28, 2007: The Company secured a non-revolving Bridge Facility of $750 million to fund $330 million for the acquisition of the AU shares and to repay $362 million of AU's Canadian and USD long-term debt. Borrowings (Canadian and USD) under this facility are either prime plus 1.5%, increasing to 1.75% after November 24, 2007 and 2.25% after February 22, 2008, or Banker's Acceptance/LIBOR-based plus 2.5%, increasing to 2.75% after November 24, 2007 and 3.25% after February 22, 2008;
- August 1, 2007: Viterra completed an offering for $200 million of 8.5% Senior Unsecured Notes ("Series 2007-1 Notes") due on August 1, 2017. Proceeds were applied to reduce the short-term borrowings under the Bridge Facility;
- August 10, 2007: The Company applied $255 million of proceeds received from the sale of assets to JRI to reduce amounts owing under the Bridge Facility;
- August 10, 2007: Viterra secured a $600 million senior secured Revolving Credit Facility to fund the operating requirements of Viterra. The facility expires on August 10, 2010 and may be extended at the option of the Company for an additional two years. The Company may draw on the facility at an interest rate of Banker's Acceptances plus 0.9% to 1.5%, or at prime to prime plus 0.50%, subject to the continuing quality of the Company's fixed charge ratio;
- August 28 and 29, 2007: Viterra repaid $18.4 million in member loans to former AU members. The outstanding balance of the member loan program offered to Viterra members residing in Saskatchewan is $20.1 million.
- November 19, 2007: The Company exercised its option to increase the Revolving Credit Facility to $800 million.

The Company intends to refinance the remaining balance of the Bridge Facility ($235.3 million at October 31, 2007) with long-term debt. Further details of Viterra's financing activities are available in the Notes to the Consolidated Financial Statements.

As a result of the cash flow generated from operations and the financing activities undertaken during the year, the key financial ratios for the Company are as follows:

Key Financial Information*

(in thousands - except percentages and ratios)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Funded Debt, net of cash and cash equivalents	**$ 599,526**	$ 55,626	$ (543,900)	**$ 599,526**	$ 33,047	$ (566,479)
EBITDA	**$ 258,037**	$ 80,360	$ 177,677	**$ 260,213**	$ 77,885	$ 182,328
Ratios						
Current Ratio	**1.33 x**	1.94 x	(0.61 pt)	**1.33 x**	2.28 x	(0.95 pt)
Total Debt-to-Equity	**31.1%**	21.9%	(9.2 pt)	**31.1%**	22.0%	(9.1 pt)
Long-Term Debt-to-Equity	**14.6%**	18.8%	4.2 pt	**14.6%**	18.7%	4.1 pt

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

* See Non-GAAP terms in Section 18

The Company's total funded debt, net of cash and short-term investments, of $599.5 million at October 31, 2007 increased by $543.9 million over the same period of 2006, due to increases in short-term and long-term debt and a $4.3 million decrease in the Company's consolidated cash balances at the end of October 2007. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries. The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

Long-term debt, including the current portion, was $311.1 million at October 31, 2007, up $201.2 million from the $109.9 million reported at the same time last year, due to the issuance of $200 million of the Senior Unsecured Notes in August 2007.

Short-term debt increased $334.2 million to $352.5 million at October 31, 2007, compared to $18.3 million reported at October 31, 2006. The majority of the additional short-term debt relates to the remaining balance of the Bridge Facility ($235.3 million), additional bank debt outstanding of $60 million under the revolving credit facility obtained in August 2007 and $40.7 million in additional short-term borrowings associated with the Company's proportionate share of subsidiaries and joint ventures.

Short-term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-product spring selling season and reflect the significant seasonal variations in that business segment. The Company's leverage ratio will typically decline to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. The level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

Cash and short-term investments arise due to timing differences in the receipt of cash and its application to reduce short-term borrowings. Cash and short-term investments at October 31, 2007 were $68.7 million, a decrease of $4.3 million from the same time in 2006. Excluding its proportionate share of joint ventures, Viterra held $44.1 million of short-term investments at October 31, 2007 compared to $58.7 million at the end of October 2006.

Management believes that cash flow from operations and the existing credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, integration and restructuring costs, and its debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Section 20 "Forward-Looking Information")

9.4 Debt Ratings

	Corporate Rating	Senior Unsecured Notes	Bridge Credit Facility	Bank Debt	Trend
Standard & Poor's	BB	BB	n/a	BBB-	Stable
Dominion Bond Rating Service Limited	n/a	BB (High)	BB (High)	n/a	Positive

Following the completion of the acquisition of AU, on July 18, 2007, Dominion Bond Rating Services ("DBRS") upgraded its rating on the Senior Unsecured Notes of the Company to BB (High) from B (High) with a Positive Trend. DBRS also applied a BB (High) rating to the Company's new Bridge Credit Facility, also with a Positive Trend.

On July 19, 2007, Standard & Poor's raised the Company's ratings, including the long-term corporate credit rating, from B+ to BB. At the same time, all ratings on the Company were removed from Credit Watch with positive implications, where they were placed on April 16, 2007.

9.5 Contractual Obligations

Contractual Obligations
(in thousands)

	Total	Principal Payments Due by Period			
		Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Short-term debt	**$ 352,527**	$ 352,527	$ –	$ –	$ –
Long-term debt	**311,149**	3,736	5,551	1,862	300,000
Other long-term obligations	**48,724**	12,073	13,980	7,162	15,509
	712,400	368,336	19,531	9,024	315,509
Other Contractual Obligations					
Operating leases	**58,365**	17,382	26,103	14,880	–
Purchase obligations[1]	**1,107,577**	1,006,380	94,795	1,917	4,485
	1,165,942	1,023,762	120,898	16,797	4,485
Total Contractual Obligations	**$ 1,878,342**	$ 1,392,098	$ 140,429	$ 25,821	$ 319,994

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale

10 Outstanding Share Data

During the year, the Company issued 113,905,586 common shares for gross proceeds of $920.1 million pursuant to the subscription receipt offerings noted above. In the prior year, 8,416,627 shares were issued for gross proceeds of $63.3 million. On October 31, 2007, the Company had 204,156,350 shares outstanding. Total trading volumes in 2007 were 264,151,997 shares, representing average monthly volumes of 904,630 shares. The share price reached a high of $12.99 on October 11, 2007, a low of $6.33 on September 25, 2006, and closed at $12.77 on October 31, 2007.

The market capitalization of the Company's 204 million issued and outstanding shares at January 11, 2008 was $2.6 billion or $12.71 per share. The issued and outstanding shares at January 11, 2008, together with securities convertible into common shares are summarized in the following table:

Outstanding Share Data
as at January 11, 2008
(unaudited)

Issued and outstanding Common Shares	204,156,350
Securities convertible into Common Shares:	
Stock Options	80,327
	204,236,677

11 Restructuring and Integration Matters

As described in Note 4 of the Consolidated Financial Statements, on May 29, 2007, the Company acquired effective control of AU. On June 15, 2007, the Company acquired all remaining Limited Voting Common Shares under a court approved Plan of Arrangement and AU became a wholly owned subsidiary of the Company. On the same date, the Board of Directors of Saskatchewan Wheat Pool became the Board of Directors for AU. On November 1, 2007, Viterra's wholly owned subsidiaries United Grain Growers Limited, carrying on business as Agricore United, and Pacific Elevators Limited were legally amalgamated with Viterra.

The total net cash consideration of $1.3 billion paid for the AU shares was financed by the Company by issuing 113,905,586 common shares for net proceeds of $882.8 million, and $330 million of borrowings under the Bridge Credit Facility (see Section 9.3 "Financing Activities"), with the balance funded by cash, short-term investments, other short-term borrowings and proceeds received on the sale of certain asset divestitures. Viterra's total issued and outstanding shares after the transaction were 204,156,350.

The acquisition was accounted for using the purchase method, with the results of the operations of AU included in the Company's Consolidated Financial Statements commencing May 29, 2007. The purchase consideration was allocated to adjust the carrying value of the assets acquired and liabilities assumed based on their estimated fair values as at the effective date of the purchase. Excess consideration not allocable to the assets and liabilities or to identifiable intangible assets is reflected as goodwill.

Concurrent with the acquisition of AU, the Company entered into agreements to sell its Vancouver port terminal to Cargill, as well as to sell certain assets acquired from AU to Cargill for consideration of $155 million. In return, the Company received Cargill's 50% interest in the Cascadia Terminal Partnership and $70 million of cash consideration, plus amounts related to working capital and other closing adjustments. As a result of the disposition of the Vancouver port terminal, the Company recorded a gain on disposal of assets of $30.4 million.

The Company also sold certain assets acquired from AU to JRI for proceeds of $255 million, plus amounts related to working capital and other closing adjustments. The proceeds on the disposition of the sale were applied to the Company's Bridge Credit Facility. With the sale of its Vancouver port terminal, the Company dissolved its joint venture, Pacific Gateway Terminals Limited, without penalty effective June 29, 2007. No accounting gain was reported on the disposition of the AU assets sold to Cargill and JRI as the value of these assets had been written up to fair value at the purchase date based on the purchase method of accounting described above.

As noted in the table below, integration of the two companies is well underway with the new operational model, financing (see Section 9.3 "Financing Activities") and management decisions already in place. To that end, the Company commenced its re-branding campaign and, with the launch of Viterra (the new operating name) on August 30, 2007, marketing activities are now being aligned to fit with the revised operating model and vision for the combined entity.

Restructuring & Integration Plan – Key Milestones

Objective	Fiscal 2007 Target	Achieved	Objective	Fiscal 2008 Target	Achieved
Appoint senior executive and management team	Q4 2007	✓	Complete agri-products system conversion	Q1 2008	✓
Develop Operating Model for the Company	Q4 2007	✓	Harmonize advertising and marketing programs	Q1 2008	
Refine synergy analysis and targets	Q4 2007	✓	Complete plan for agri-products retail footprint and harmonize pricing and product line decisions	Q1 2008	
Complete divestiture of assets to JRI/Cargill	Q4 2007	✓	Complete accounting and finance system conversion	Q2 2008	Partial
Complete re-financing of Bridge Facility[1]	Q4 2007	Partial	Review of pension and benefits for the combined company and recommendations thereon	Q2 2008	
Develop detailed implementation plans	Q4 2007	✓	Implement human resources and payroll system conversion	Q2 2008	
Re-branding and launch of new name	Q5 2007	✓	Complete grain system conversion	Q3 2008	
Develop and implement new human resource policies and procedures[2]	Q5 2007	Partial	Finalize grain end-state network	Q3 2008	
Complete legal amalgamation of the Company with AU	Q5 2007	✓			

[1] Bridge facility only partially refinanced to date, with the remaining balance of $235.3 million to be refinanced with long-term debt

[2] The Company completed the rollout of a new Performance Management and objective setting program, supporting continued emphasis on a performance and accountability-based culture

The full benefit of annualized gross synergies to be achieved on the integration are expected to be delivered in fiscal 2009. These synergies will be generated primarily through efficiency measures over the next 9 to 15 months and detailed implementation plans have been finalized to achieve targeted synergies. As at October 31, 2007, synergies of $9.0 million had been achieved, relative to a target of $6.2 million at that time. As a result, management has revised its estimate of gross synergy targets to $96 million from its most recent estimate of $92 million. It is estimated that about $53 million will be achieved in the Grain Handling and Marketing segment, $14 million in the Agri-products segment and the remaining $29 million will be realized in the Corporate segment.

Integration costs expensed for the year-to-date were $20.0 million. These costs relate primarily to severance, consulting and advisory fees and other integration costs incurred directly by the Company. Integration costs, including severance, termination fees, and debt repayment penalties incurred by or related to AU have been accrued on the balance sheet as part of

the acquisition price of the AU shares in accordance with the purchase method of accounting noted above, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs are about $274 million, of which about $255 million has already been incurred, including $49.7 million of costs accrued and outstanding. These costs will be financed with the divestiture proceeds of $70 million received from Cargill and from cash flow from operations.

12 Saskatchewan Wheat Pool/Grain Services Union Pension Plan

As discussed in more detail in Note 14(b) of the Consolidated Financial Statements, one of the pension plans to which the Company contributes is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (the "Plan"). Subsequent to the end of the Company's fiscal year, Viterra proposed a comprehensive solution to resolve the long-standing dispute regarding the Plan. A settlement agreement was signed on November 23, 2007 that provides for Viterra taking full responsibility for funding the Plan and, in exchange, assuming sole administration of the Plan. The proposal entails:

- Viterra moving all active employees in the Plan to a defined contribution plan before July 1, 2008;
- Viterra and the Grain Services Union ("GSU") amending the Plan with Viterra taking full responsibility to fund all pension benefits for all Plan members, with no change to the contribution rate of active Plan members;
- Viterra contributing $12 million of solvency deficiency payments and making any future quarterly deficiency payments to the Plan, as required;
- Viterra assuming the sole right to manage the Plan into the future and the risks associated with it.

If and when it is economically advisable to do so, the Company intends to use Plan assets to purchase annuities for the existing pension group. This group accounts for about 60% of Plan liabilities. This will reduce the risk of future adverse changes in Plan performance and will provide pensioners with the same monthly payments that they receive today. The pension fund assets related to active members would continue to be managed by an investment committee appointed by the Company. The Plan covers approximately 15% of Viterra's employees.

At December 31, 2006, the Plan had assets of $249 million, a going concern surplus of $17.5 million and a solvency deficiency of $23.3 million. Current estimates put the solvency deficiency at approximately $31 million. In fiscal 2006, the Company recorded a charge of $15 million in connection with potential obligations under the Plan and a further $5 million in the second quarter of fiscal 2007.

Viterra's settlement agreement with the GSU requires ratification by employees covered by the Plan, and approval from Viterra's Board of Directors and the Office of the Superintendent of Financial Institutions of Canada ("OSFI"). The SWP/GSU Plan is registered under the federal Pension Benefits Standards Act ("PBSA") and is regulated by OSFI.

Federal Court proceedings previously scheduled for November 28 and 29, 2007 have been adjourned by the Federal Court of Canada pending ratification of the settlement agreement by GSU members. The ratification vote is expected to take place in January 2008.

13 Off Balance Sheet Arrangements

13.1 Pension Plans

At October 31, 2007, the market value of the aggregate value of the Company's various defined benefit plans exceeded the accrued benefit obligations. The Company reported a net defined pension asset of $23.5 million at October 31, 2007 (July 31, 2006 – $5.7 million). The Company made $3.8 million in cash payments for its employee future benefits for the 15-month period ended October 31, 2007, consisting of cash contributed to its funded pension plans, its defined contribution plans, its multi-employer pension plan and directly to beneficiaries for other plan benefits.

The Company reported total pension benefit income of $4.3 million, net of its subsidiaries' and proportionate share of joint ventures' expense, for the 15 months ended October 31, 2007 (12 months ended July 31, 2006 – $3.7 million).

Note 14 of the Consolidated Financial Statements for October 31, 2007 describes in detail the Company's pension plan obligations.

13.2 Viterra Financial and Unifeed Financial

Viterra Financial provides unsecured working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's fertilizer, crop protection products and seed. Outstanding credit was $319.5 million at October 31, 2007, of which about 87% is related to Viterra Financial's highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2007, Viterra has provided $4.9 million for actual and future expected losses.

Unifeed Financial provides secured working capital financing through a Canadian Schedule I chartered bank for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller, with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $97.1 million in credit applications of which customers had drawn $35.5 million at October 31, 2007. The Company has indemnified the bank for aggregate credit losses of up to $8.8 million based on the first 20% to 33% of new credit issued on an individual account, as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at October 31, 2007, the Company had provided about $400,000 for actual and expected future losses.

13.3 Other

Under the terms of an agreement, Farm Credit Canada also provided credit to certain of the Company's farming customers for the purchase of crop inputs during 2007. At October 31, 2007, $192.5 million of producer loans were outstanding, including $191.1 million related to the 2007 loan program and $1.4 million related to the 2006 loan program. Net loan loss provisions related to this program were $1.8 million at October 31, 2007, compared to $3.3 million in the prior year. Please refer to the discussion under Credit Risk in Section 17.4, Critical Accounting Estimates – Other Provisions and Allowances in Section 15.5 and Note 24(c) in the Notes to the Consolidated Financial Statements.

14 Related Party Transactions

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain and The Puratone Corporation. Total sales to related parties were $7.8 million (2006 – $3.4 million). As at October 31, 2007, accounts receivable from related parties totalled $11.6 million (2006 – $3.4 million).

15 Critical Accounting Estimates

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes in which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, please refer to Section 20, "Forward-Looking Information" below.

15.1 Valuation of Long-Lived Assets and Asset Impairment

Goodwill is not amortized and is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the Consolidated Statement of Earnings and Retained Earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions, and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment, indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

15.2 Future Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the Consolidated Balance Sheets and a charge to, or recovery of, income tax expense.

As at October 31, 2007, the Company had loss carry-forwards of approximately $285.2 million (2006 – $172.5 million) available to reduce income taxes otherwise payable in future years, expiring between October 2008 and 2013. This includes losses of AU of about $149 million at October 31, 2007.

A future tax asset of $46.9 million has been recorded as at October 31, 2007 in respect of the Company's unutilized losses, with an additional $36.5 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

Additional loss carry-forwards, associated with inactive subsidiaries that the Company has less than a 100% ownership interest, amounted to $25.2 million at the end of October 31, 2007. Management has determined that the utilization of these losses is more uncertain and, accordingly, a full valuation allowance has been provided against these losses.

15.3 Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined

benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2007, the discount rate used for calculation of pension benefit plans was 5.7% (2006 – 5.8%) and for other future benefits was 5.7% (2006 – 5.8%). The expected long-term rate of return on plan assets for pension benefit plans for 2007 was 6.4% (2006 - 6.5%). A one percentage-point decrease in the assumed return on plan assets would increase the pension income by $4.8 million. A one percentage-point decrease in the assumed discount rate would increase pension income by $3.9 million and the accrued benefit obligation by $30.1 million and increase the other future benefit expense by a negligible amount and the accrued other future benefit obligation by $1.1 million. A one percentage-point increase in the assumed trend in health care cost would not materially increase interest costs, but would increase the accrued benefit obligation by $0.3 million. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

15.4 Environmental Matters

The Company's other long-term liabilities include the consolidation of the asset retirement obligation ("ARO") associated with Westco's fertilizer manufacturing and processing plants which discontinued operations in 1987. Westco has provided for site restoration and reclamation costs related to former production facilities in Calgary and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The period to complete the reclamation project is estimated to be about 8 years from the current date and Westco's management continues to believe that the ARO is adequate. The Company's share of the ARO was $21.5 million at October 31, 2007 (2006 – $12.5 million). The net increase from the prior year reflects the additional liability assumed as a result of the consolidation of AU's ownership in Westco in the current year.

15.5 Other Provisions and Allowances

Under the terms of an agreement, Farm Credit Canada provides credit to farm customers of Viterra for the purchase of crop inputs. Loans are stratified based on program years and are generally due to the financial institution on January 31 of the following year. Loans under the program are secured by a general security agreement granted by the customer, covering the crop and farm assets. As previously noted, this program will be discontinued in January 2008.

At October 31, 2007, $192.5 million of producer loans were outstanding, including $191.1 million related to the 2007 loan program and $1.4 million related to the 2006 loan program. The loan loss provision is estimated to be $1.8 million. This provision has been established based on historical results from fiscal 2003 to fiscal 2006 and Viterra's assessment of outstanding loans. Viterra expects that loan losses will not differ significantly from the amount provided for previously. Any differences will be reflected in future years.

In the 2006 fiscal period, the Company recorded a $4 million allowance in the Grain Handling and Marketing segment regarding a receivable for product delivered to a customer in Mexico. Due to steps taken by the Company to mitigate this potential loss at July 31, 2006, the allowance of $4 million completely covered that exposure. Recovery by Viterra on any portion of this receivable would increase earnings in future years.

15.6 Purchase Price Allocation and Goodwill

The determination and allocation of the purchase price paid for AU is based on management's best estimates, and takes into account all of the relevant information at the time that the Consolidated Financial Statements are prepared. This process involves making estimates and assumptions in determining the fair value of the assets acquired and the liabilities assumed.

A number of significant estimates and assumptions were used in determining the fair value of certain assets and liabilities acquired upon the purchase of AU. In determining the fair value of property, plant and equipment, goodwill and intangibles, the Company used the work of third-party valuation experts. The fair value of the liabilities and obligations assumed on the purchase were based on estimated market values. Liabilities relating to the restructuring and integration of AU's operations included estimated severance and employee-related costs, professional fees, change in control expenses related to the repayment of AU debt, a break fee paid to JRI and other related costs.

Management believes that the estimates used for the purchase allocation are reasonable, however actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

16 Future Accounting Standards

16.1 Financial Instruments

During 2005, the Canadian Institute of Chartered Accountants ("CICA") issued three new Handbook Sections: *Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges"* and *Section 1530, "Comprehensive Income"*. The Company adopted these new accounting standards on November 1, 2007, with the first reporting period being the first quarter of 2008. The new sections will be applied prospectively, without prior year comparative financial statement restatement.

The standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost.

These standards also establish a new measure of income called comprehensive income. Comprehensive income typically represents the change in the net assets of an entity for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which will be included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

New accounting standards have also been established for hedges, including the criteria under which hedge accounting can be applied and how changes in fair value are to be reflected on the balance sheet, in income or other comprehensive income. For fair value hedges, where changes in the fair value of the assets or liabilities are being hedged, the change in the fair value of derivatives and hedged instruments attributable to the hedged risk is recognized in net income. For cash flow hedges, any gain or loss is recognized, to the extent the hedge is effective, in other comprehensive income until the hedged items are recognized in net income. Any ineffectiveness of designated hedges (either fair value or cash flow) is immediately recognized in income.

The Company is determining the impact that these changes in accounting policy will have on its Consolidated Financial Statements once adopted, based on the CICA's transitional guidance. At transition, the Company's financial instruments, including derivatives, were re-measured to comply with the requirements of the new sections. The impact of the re-measurement will be reflected as an adjustment to the values of the financial assets and financial liabilities on the balance sheet, with an offsetting transition adjustment recorded in opening retained earnings and opening accumulated other comprehensive income, as appropriate.

16.2 Other Accounting Standards

In 2006, the CICA issued five new Handbook Sections: *Section 3862, "Financial Instruments – Disclosures", Section 3863, "Financial Instruments – Presentation", Section 1506, "Accounting Changes"*, and *Section 1535, "Capital Disclosures"*.

Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for the company's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how the company manages these risks.

Section 3863 establishes the standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity, the classification of related interest, dividends and losses and gains as well as the circumstances in which financial assets and financial liabilities are offset. These new standards were adopted in November 2007 and are not expected to have a material effect on the Company's financial position or results of operations.

Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. This disclosure is to include, on an interim and annual basis, a description and the impact on the company of any new primary source of GAAP that has been issued but is not yet effective. This new standard is effective for annual and interim periods for fiscal periods beginning on or after January 1, 2007 and the Company plans to apply the new standard effective November 1, 2007. This new standard is not expected to have a material effect on the Company's financial position or results of operations.

Section 1535, "Capital Disclosures" establishes standards for disclosing information about a company's capital and how it is managed in order that a user of the financial statements may evaluate the company's objective, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. This new standard is effective for annual and interim periods beginning on or after October 1, 2007 and the Company plans to apply the new standard effective November 1, 2007. This new standard is not expected to have a material effect on the Company's financial position or results of operations.

17 Risks and Risk Management

Viterra faces certain risks, including weather, strategic, market, financial restriction, credit and foreign exchange risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2007 Annual Information Form.

17.1 Governance and Oversight

Viterra's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

17.2 Weather Risk

As an agri-business company, Viterra's most significant risk is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to Viterra's Grain Handling and Marketing segment. Volumes are a key driver of earnings for Viterra's grain operations. Fixed costs in Viterra's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, Viterra generates margins at each stage of its pipeline through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that Viterra manages in any given year is an important factor affecting margins and earnings. Viterra offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather and moisture levels are a determining factor in crop selection by producers at seeding time, the variety of seeds sown, and the amount of proprietary seed sold. Crop selection decisions also impact the amount of fertilizer and crop protection products sold since certain crops require significantly more inputs than others. During the growing season, weather determines the type and amount of agri-product applied to the land. Viterra's Agri-products group works closely with its Grain Handling and Marketing group to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

Viterra's elevators and agri-product distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to localized growing conditions. In addition, both the Pool and AU have historically had grain volume insurance to protect the cash flow of the Company from significant declines in grain volumes as a result of drought or other weather-related events. The Company is currently conducting a review of the two predecessor programs to provide continuous and uninterrupted grain volume insurance coverage for the Company in fiscal 2008.

17.3 Market Risk

A significant portion of Viterra's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of non-Board grains. In the case of Board grains, Viterra earns CWB storage and handling tariffs; these are established independently of the market price for grain.

CWB grains accounted for about 52% of total grain handled by Viterra in 2007 (2006 – 57%). For these grains, the Company's risks are reduced in part through the terms of formal legal arrangements between Viterra and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by Viterra. Adverse impacts can be experienced by Viterra whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, Viterra fails to meet the requirements under the tendering contract. Viterra employs grain grading, handling procedures and quality testing across its pipeline to help mitigate these risks.

For non-Board grains and oilseeds purchased by Viterra, the Company is exposed to the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as "hedging", where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. In so doing, the Company assumes a basis risk to the extent the futures market and the cash market do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Viterra develops cross-hedges, using futures contracts for similar or related products.

Viterra employs a comprehensive Commodity Risk Management Policy, in which position limits are used to limit the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Board's Audit Committee sets various authorization limits.

The Company also utilizes forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and pre-paid purchases of agri-products inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

17.4 Credit Risk

Viterra is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by Viterra's customers could have a material adverse effect on Viterra's financial results and financial condition. Viterra shares responsibility for defaulted accounts and loan losses with Farm Credit Canada, its partner in the FarmSmart agri-products credit program in 2007. The credit losses under this program averaged less than 0.4% of sales in each of its first three years of operation.

For credit provided through Viterra Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain credit sales. Additionally, exposure to credit risk is managed through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts.

Viterra pursues a payment and country risk reduction strategy for offshore customers by using export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure Viterra's exposure is within acceptable limits.

Viterra uses derivative financial instruments, where available, to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices by creating essentially equal and offsetting market exposures. As such, the Company can be exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

17.5 Foreign Exchange Risk

Significant portions of the Company's net revenues are denominated in U.S. dollars and Viterra hedges substantially all foreign currency transactions, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Company has not fully hedged its foreign exchange risks, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on Viterra's financial results.

17.6 Other Risks

The Government of Canada has indicated that it will move to remove the monopoly powers of the CWB and implement a voluntary marketing structure. Some actions have been taken to move this policy forward; however, in 2007, the Federal Court overturned the federal government's regulations to introduce dual marketing on western barley sales. This decision has been appealed by the federal government; however, the ultimate outcome of the government's challenge to the CWB cannot be determined, particularly in light of the current minority configuration in the House of Commons. While the Company believes it is well positioned to achieve the same or superior operating effectiveness in a new regulatory environment, there is still uncertainty associated with these possible changes.

To address consumer awareness and concern over food safety and "traceability", Viterra has established a number of processes to track and identify crops at every stage of production: from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2007, all of the Company's port terminals, except PRG, are registered to ISO 9001:2000 and are HACCP compliant. The Company's Thunder Bay Terminal A and Terminal S are also GMP+B2 (Good Manufacturing Practices) compliant. The Company's country elevator network includes 59 HTEs, two joint venture HTEs, 36 conventional elevators, one organic facility and 12 special crop facilities which are registered ISO 9001:2000 and are HACCP compliant. In addition, the Quality Control department in the Company's offices in Regina is ISO 9001:2000 registered. The Company's seven Canadian feed mills and two pre-mix facilities comply with all federal regulations and are HACCP certified or compliant. In addition, Canadian operations are inspected by the Canadian Food Inspection Agency ("CFIA") and U.S. feed mills are inspected by state and federal agencies in the United States. To deal with concerns such as bovine spongiform encephalopathy ("BSE"), the CFIA has implemented a feed ban that prohibits the use of cattle protein in the production of cattle feed. A further ban was extended to all animal feed, pet feed and fertilizer in 2007, which will reduce the likelihood of spreading BSE through contaminated feed. In the U.S., feed safety concerns around BSE are limited as Hi-Pro does not use cattle protein or any other animal byproducts in the production of animal feed.

18 Non-GAAP Measures

EBITDA (earnings from continuing operations before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions) and EBIT (earnings from continuing operations before interest, taxes, integration costs, gains or losses on asset disposals, and pension settlement provisions) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations and EBIT is a measure of earnings from continuing operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes and cash from discontinued operations. Viterra uses cash flow provided by operations as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital and the earnings impact of discontinued operations assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations net of investing activities. For these purposes, investing activities include capital expenditures (excluding business acquisitions), net of proceeds and the net change in cash in trust, investments and other long-term assets. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in continuing operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table on the following page.

Non-GAAP Terms, Reconciliations and Calculations

(in thousands – except percentages and ratios)

	Actual[1] 12 Months Ended Oct. 31, 2007	Actual[1] 12 Months Ended Oct. 31, 2006	Better (Worse)	Actual 15 Months Ended Oct. 31, 2007	Actual 12 Months Ended July 31, 2006	Better (Worse)
Gross profit and net revenues from services	**$ 586,409**	$ 263,963	$ 322,446	**$ 636,041**	$ 260,155	$ 375,886
Operating, general and administrative expenses	**(328,372)**	(183,603)	(144,769)	**(375,828)**	(182,270)	(193,558)
EBITDA	**$ 258,037**	$ 80,360	$ 177,677	**$ 260,213**	$ 77,885	$ 182,328
Amortization	**(62,940)**	(28,410)	(34,530)	**(70,391)**	(27,727)	(42,664)
EBIT	**$ 195,097**	$ 51,950	$ 143,147	**$ 189,822**	$ 50,158	$ 139,664
Earnings (loss) from continuing operations	**$ 111,201**	$ (4,324)	$ 115,525	**$ 106,067**	$ (6,844)	$ 112,911
Amortization	**62,940**	28,410	34,530	**70,391**	27,727	42,664
Non-cash financing expenses	**2,305**	11,265	(8,960)	**2,796**	11,761	(8,965)
Provision for pension settlement	**5,000**	15,000	(10,000)	**5,000**	15,000	(10,000)
Post employment benefits	**(3,162)**	(3,561)	399	**(2,931)**	(3,334)	403
Equity loss of significantly influenced companies	**1,833**	31	1,802	**1,794**	72	1,722
Future income taxes	**57,567**	15,485	42,082	**55,218**	12,595	42,623
Gain on disposal of assets	**(35,234)**	(3,199)	(32,035)	**(35,287)**	(3,272)	(32,015)
Other items	**1,485**	(47)	1,532	**1,635**	44	1,591
Cash Flow Provided by Operations	**$ 203,935**	$ 59,060	$ 144,875	**$ 204,683**	$ 53,749	$ 150,934
Property, plant and equipment expenditures	**(114,884)**	(38,658)	(76,226)	**(127,255)**	(29,985)	(97,270)
Proceeds on sale of property, plant and equipment	**433,851**	3,726	430,125	**433,950**	3,739	430,211
Decrease (increase) in cash in trust	**(11,816)**	(382)	(11,434)	**(16,202)**	263	(16,465)
Decrease in investments	**8,633**	752	7,881	**8,633**	363	8,270
Increase in other long-term assets	**(4,741)**	(1,241)	(3,500)	**(5,438)**	(1,800)	(3,638)
Free Cash Flow	**$ 514,978**	$ 23,257	$ 491,721	**$ 498,371**	$ 26,329	$ 472,042
Current assets	**$ 1,432,744**	$ 428,590	$ 1,004,154	**$ 1,432,744**	$ 390,418	$ 1,042,326
Current liabilities	**1,073,467**	220,586	(852,881)	**1,073,467**	171,033	(902,434)
Current Ratio (Current Assets/Current Liabilities)	**1.33**	1.94	(0.61 pt)	**1.33**	2.28	(0.95 pt)
Short-term borrowings (Note 9)	**$ 352,527**	$ 18,294	$ (334,233)	**$ 352,527**	$ 18,965	$ (333,562)
[A] Long-term debt due within one year (Note 10)	**3,736**	7,922	4,186	**3,736**	8,890	5,154
[A] Long-term debt (Note 10)	**307,413**	101,969	(205,444)	**307,413**	101,917	(205,496)
[B] Total debt	**$ 663,676**	$ 128,185	$ (535,491)	**$ 663,676**	$ 129,772	$ (533,904)
Cash and short-term investments	**$ 68,651**	$ 72,957	$ (4,306)	**$ 68,651**	$ 109,963	$ (41,312)
Bank indebtedness	**(4,501)**	(398)	(4,103)	**(4,501)**	(13,238)	8,737
[C] Cash and cash equivalents	**$ 64,150**	$ 72,559	$ (8,409)	**$ 64,150**	$ 96,725	$ (32,575)
Funded Debt, Net of Cash and Cash Equivalents	**$ 599,526**	$ 55,626	$ (543,900)	**$ 599,526**	$ 33,047	$ (566,479)
[D] Total equity	**$ 1,469,327**	$ 456,300	$ 1,013,027	**$ 1,469,327**	$ 461,430	$ 1,007,897
[E] Total debt and equity [B] + [D]	**$ 2,133,003**	$ 584,485		**$ 2,133,003**	$ 591,202	
Total Debt-to-Equity [B]/[E]	**31.1%**	21.9%	(9.2 pt)	**31.1%**	22.0%	(9.1 pt)
Long-Term Debt-to-Equity [A]/[E]	**14.6%**	18.8%	4.2 pt	**14.6%**	18.7%	4.1 pt

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

19 Evaluation of Disclosure Controls and Procedures

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Viterra's disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2007. Management has concluded that, as of October 31, 2007, Viterra's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

20 Forward-Looking Information

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's 2007 Annual Information Form and in the Company's 2007 Annual Report under the heading "Risks and Risk Management" in the Management's Discussion and Analysis; integration risk associated with the merger of Saskatchewan Wheat Pool and Agricore United; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Viterra's dependence on key personnel; any labour disruptions; the Company's financial leverage and funding requirements; continued availability of credit facilities; credit risk in respect of customers of Viterra; foreign exchange risk and counter party risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; disease and other livestock industry risks; competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, livestock and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements in this Management's Discussion and Analysis are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by Viterra and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company. Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. In addition to other assumptions identified, assumptions have been made regarding, among other things, western Canadian crop production and quality for the 2007 and subsequent crop years; the volume and quality of grain held on-farm by producer customers; movement and sales of Board grains by the CWB; demand for and supply of non-Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; natural gas prices; general financial conditions for western Canadian agricultural

producers; demand for seed grain, fertilizer, chemicals and other agri-products by Viterra's customers; market share of grain deliveries and agri-products sales that will be achieved by Viterra; ability of the railways to ship grain to port facilities for export without labour or other service disruptions; extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or Farm Credit Canada in connection with agri-products purchases; demand for oat and malt barley products and market share of sales of these products that will be achieved by Viterra's subsidiaries; the cyclicality of hog prices; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates. The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information. Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

21 Additional Information

Additional information about Viterra, including its most recent Annual Information Form, can be found on the Company's website at www.viterra.ca and on SEDAR at www.sedar.com.

Auditors' Report to the Shareholders of Saskatchewan Wheat Pool Inc.

We have audited the consolidated balance sheets of Saskatchewan Wheat Pool Inc. (operating as Viterra) as at October 31, 2007 and July 31, 2006 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the fifteen months ended October 31, 2007 and the year ended July 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2007 and July 31, 2006 and the results of its operations and its cash flows for the fifteen month period and the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Regina, Saskatchewan
January 18, 2008

Deloitte & Touche LLP
Chartered Accountants

Management's Responsibility for Financial Statements

The management of Saskatchewan Wheat Pool Inc., operating as Viterra, is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.

Mayo M. Schmidt
Chief Executive Officer

David Carefoot
Chief Financial Officer

January 18, 2008

Consolidated Balance Sheets

(in thousands) As at	October 31, 2007	July 31, 2006
ASSETS		
Current Assets		
Cash	$ 24,600	$ 5,071
Cash in trust	16,710	508
Short-term investments	44,051	104,892
Accounts receivable	456,765	123,176
Inventories (Note 5)	768,817	142,925
Prepaid expenses and deposits	51,685	13,074
Future income taxes (Note 18)	70,116	772
	1,432,744	390,418
Investments (Note 6)	19,198	4,904
Property, Plant and Equipment (Note 7)	1,192,620	255,552
Other Long-Term Assets (Note 8)	61,233	20,605
Intangible Assets (Note 4)	20,275	–
Goodwill (Note 4)	296,743	–
Future Income Taxes (Note 18)	255	102,551
	$ 3,023,068	$ 774,030
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ 4,501	$ 13,238
Short-term borrowings (Note 9)	352,527	18,965
Accounts payable and accrued liabilities	712,703	129,940
Long-term debt due within one year (Note 10)	3,736	8,890
	1,073,467	171,033
Long-Term Debt (Note 10)	307,413	101,917
Other Long-Term Liabilities (Note 11)	60,255	37,616
Future Income Taxes (Note 18)	112,606	2,034
	1,553,741	312,600
Shareholders' Equity		
Share capital (Note 12)	1,422,843	502,760
Contributed surplus	323	308
Retained earnings (deficit)	45,132	(41,638)
Currency translation (Note 15)	1,029	–
	1,469,327	461,430
	$ 3,023,068	$ 774,030

Commitments, contingencies and guarantees (Note 24)

On behalf of the Board of Directors

Terry Baker
Director

Thomas Chambers
Director

Consolidated Statements of Earnings and Retained Earnings (Deficit)

(in thousands) **FOR THE PERIOD ENDED**	**15 Months Ended October 31, 2007**	12 Months Ended July 31, 2006
Sales and other operating revenues	**$ 3,875,816**	$ 1,575,656
Cost of sales	**(3,239,775)**	(1,315,501)
Gross profit and net revenue from services	**636,041**	260,155
Operating, general and administrative expenses	**(375,828)**	(182,270)
	260,213	77,885
Amortization	**(70,391)**	(27,727)
	189,822	50,158
Gain on disposal of assets (Note 19)	**35,287**	3,272
Integration expenses (Note 4)	**(20,029)**	–
Provision for pension settlement (Note 14b)	**(5,000)**	(15,000)
Financing expenses (Note 16)	**(36,178)**	(30,953)
	163,902	7,477
Provision for corporate taxes (Note 18)		
Current	**(2,617)**	(1,726)
Future	**(55,218)**	(12,595)
Earnings (loss) from continuing operations	**106,067**	(6,844)
Net recovery from discontinued operations (Note 23)	**–**	7,375
Net earnings	**106,067**	531
Retained earnings (deficit), beginning of period	**(41,638)**	(58,487)
Future income taxes – adjustment (Note 18)	**5,860**	17,999
Future income taxes – share issuance costs	**12,108**	830
Share issuance costs (Note 12)	**(37,265)**	(2,511)
Retained earnings (deficit), end of period	**$ 45,132**	$ (41,638)
Basic and diluted earnings (loss) per share (Note 3)		
From continuing operations	**$ 0.82**	$ (0.08)
Net earnings	**$ 0.82**	$ 0.01

Consolidated Statements of Cash Flows

(in thousands) FOR THE PERIOD ENDED	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Cash From (Used in) Operating Activities		
Earnings (loss) from continuing operations	**$ 106,067**	$ (6,844)
Adjustments for items not involving cash and/or continuing operations		
Amortization	**70,391**	27,727
Future income tax provision (Note 18)	**55,218**	12,595
Equity loss of significantly influenced companies	**1,794**	72
Provision for pension settlement (Note 14b)	**5,000**	15,000
Employee future benefits (Note 14a)	**(2,931)**	(3,334)
Non-cash financing expenses (Note 16)	**2,796**	11,761
Gain on disposal of assets (Note 19)	**(35,287)**	(3,272)
Other items	**1,635**	44
Adjustments for items not involving cash and/or continuing operations	**98,616**	60,593
	204,683	53,749
Changes in non-cash working capital items		
Accounts receivable	**(20,374)**	15
Inventories	**(78,171)**	(25,509)
Accounts payable and accrued liabilities	**(39,764)**	(2,429)
Prepaid expenses and deposits	**(12,336)**	7,663
Changes in non-cash working capital – continuing operations	**(150,645)**	(20,260)
Cash from operating activities – continuing operations	**54,038**	33,489
Cash from discontinued operations	**–**	17,509
Cash from operating activities	**54,038**	50,998
Cash From (Used in) Financing Activities		
Proceeds from long-term debt	**200,000**	100,000
Repayment of long-term debt	**(374,445)**	(153,653)
Proceeds from (repayment of) short-term borrowings	**252,787**	(2,903)
Repayment of other long-term liabilities, net	**(1,414)**	(972)
Increase in share capital (Note 12)	**920,083**	63,275
Share issuance costs	**(37,291)**	(3,070)
Debt refinancing cost	**(10,850)**	(2,808)
Cash from (used in) financing activities	**948,870**	(131)
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	**(127,255)**	(29,985)
Proceeds on sale of property, plant and equipment	**433,950**	3,739
Business acquisition (Note 4)	**(1,329,171)**	–
Decrease (increase) in cash in trust	**(16,202)**	263
Decrease in investments	**8,633**	363
Increase in other long-term assets	**(5,438)**	(1,800)
Cash used in investing activities	**(1,035,483)**	(27,420)
Increase (Decrease) in Cash and Cash Equivalents	**(32,575)**	23,447
Cash and Cash Equivalents, Beginning of Period	**96,725**	73,278
Cash and Cash Equivalents, End of Period	**$ 64,150**	$ 96,725
Cash and cash equivalents consist of:		
Cash	**$ 24,600**	$ 5,071
Short-term investments	**44,051**	104,892
Bank indebtedness	**(4,501)**	(13,238)
	$ 64,150	$ 96,725
Supplemental disclosure of cash paid during the period from continuing operations:		
Interest paid	**$ 39,289**	$ 20,847
Income taxes paid	**$ 4,770**	$ 1,676

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

1. Nature of Business

Saskatchewan Wheat Pool Inc., doing business as Viterra, (the "Company") is a publicly traded, vertically integrated Canadian agri-business. Business operations include five reporting segments: Grain Handling and Marketing, Agri-products, Agri-food Processing, Livestock Feed and Services, and Financial Products.

On July 30, 2007, the Company announced a change in year-end from July 31 to October 31, commencing with the 2007 fiscal year. Accordingly, the Company has a 15-month fiscal year ended October 31, 2007 compared to a 12-month fiscal year ended July 31, 2006.

The Grain Handling and Marketing segment includes 104 high throughput terminals and 13 specialty crop cleaning and handling facilities strategically located in the prime agricultural growing regions of Western Canada, and two specialty crop cleaning and handling facilities in the United States of America ("U.S."). This segment also includes wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in a facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains and from the sales of non-Board grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, ownership of a fertilizer distributor and a retail network of 276 locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley for domestic and export markets.

The Livestock Feed and Services segment formulates and manufactures feed products at seven feed mills and two pre-mix facilities across Western Canada and at three feed mill locations in Texas and New Mexico in the U.S.

The Financial Products segment acts as an agent for a Canadian Schedule I chartered bank, which provides unsecured trade credit to agricultural customers and secured loans to livestock producers.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB export program, and producers' marketing decisions. Sales of the Company's agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Livestock Feed and Services segment tend to peak during the winter months as feed consumption increases. In the agri-food processing business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products agency fees follow the related pattern of sales of the underlying activity in the Agri-products and Livestock Feed and Services segments.

2. Accounting Policies

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. The following accounting policies are considered to be significant:

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Management believes the estimates are reasonable; however, actual results could differ as confirming events occur.

b) Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its controlled subsidiaries and its proportionate share of the accounts of its joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

Subsidiaries	Ownership Interest
Agricore United ("AU") [1] [2] and its wholly owned subsidiaries*	100%
XCAN Far East Ltd. ("XCAN") [3]	
Agricore United Holdings Inc. [4], and its wholly owned subsidiaries	
Demeter (1993) Inc. ("Demeter") [4]	
Unifeed Hi-Pro Inc. [4]	
Unifeed Inc. [4]	
Pacific Elevator Limited [2]	
Western Pool Terminals Ltd.	
Canadian Pool Agencies Ltd. [5]	100%
Can-Oat Milling	100%
Pool Insurance Company [5]	100%
Western Co-operative Fertilizers Limited ("Westco") [5]	100%

Joint Ventures	Ownership Interest
Alberta Industrial Mustard Company Limited [6]	50%
CMI Terminal Joint Venture [6]	50%
Gardiner Dam Terminal Joint Venture [6]	50%
Prairie Malt Limited	42.4%

(1) Acquired on May 29, 2007

(2) Effective November 1, 2007, AU and Pacific Elevator Limited were amalgamated with the Company

(3) A Japanese Corporation

(4) A U.S. Corporation

(5) Prior to May 29, 2007, the Company owned the following joint venture interest in these companies:
- Canadian Pool Agencies Ltd. – 33%
- Pool Insurance Company – 50%
- Western Co-operative Fertilizers Limited – 43%

(6) From May 29, 2007 – see Note 4

* Effective October 31, 2007, Cascadia Terminal Partnership was wound up.
The Pacific Gateway Terminals Limited (PGTL) joint venture was dissolved with the sale of the Vancouver port terminal to Cargill Limited ("Cargill"). See Note 4.

c) Revenue Recognition

Revenues from grain handling are recognized upon delivery of grain commodities to the customer. Transactions in which the Company acts as an Agent for the CWB are recorded on a net basis with only the amount of the CWB tariff included in revenue. Revenues from the sale of agri-products, agri-food processing, livestock feed and related products are recognized upon delivery to the customer. Service-related revenues are recognized upon performance of the service.

d) Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with an original maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the Company.

e) Inventories

Grain inventories include both hedgable and non-hedgable commodities. Hedgable grain inventories are valued on the basis of closing market quotations less freight and handling costs and also reflect gains and losses on open grain purchase and sale contracts. Non-hedgable grain inventories are valued at the lower of cost and net realizable value. Agri-products, livestock feed, and other inventories consist of raw materials, work in progress and finished goods, and are valued at the lower of cost and net realizable value.

f) Investments

The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

Through a consortium, the Company has a joint and several interest in Prince Rupert Grain terminal ("PRG"). The Company's non-controlling interest in PRG is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At October 31, 2007, PRG had approximately $301 million in loans due to a third party. The loans mature in 2015 ($187 million) and 2035 ($114 million) and are secured by the terminal without recourse to the consortium members.

g) Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The Company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable, and any resulting writedowns are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Land	0%
Buildings	3 – 10%
Machinery and equipment	7 – 33%
Site and leasehold improvements	3 – 20%

h) Turnaround Assets

The Company's proportionate share of an investee's expenditures related to major manufacturing plant turnarounds (periodic scheduled major maintenance) are deferred when incurred and amortized on a straight-line basis during the period until the next scheduled turnaround, which ranges from three to five years. Unamortized capitalized turnaround costs are included in other assets.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

i) **Corporate Income Taxes**

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rates became substantively enacted. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets would not be realized.

j) **Deferred Financing Costs**

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt. Amortization is a non-cash charge to interest expense.

k) **Employee Future Benefits**

The Company maintains both defined benefit and defined contribution pension plans for employees. The Company also has a closed retirement allowance plan and a wholly owned subsidiary of the Company provides other employee future benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

The Company also contributes to a multi-employer defined benefit pension plan which is accounted for as a defined contribution plan as the Company has insufficient information to apply defined benefit plan accounting.

l) **Intangible Assets**

Intangible assets consist primarily of supply and merchandising contracts and marketing related assets with defined lives. These assets are amortized over their estimated useful lives which range from two to ten years. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

m) **Goodwill**

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been an impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

n) **Financial and Other Instruments**

The Company uses derivative financial and other instruments to manage its exposure to market risks relating to interest rates, commodity prices and foreign currency exchange rates. The Company does not use derivative financial instruments for speculative trading purposes.

i) Foreign Exchange Contracts – The Company enters into forward foreign exchange and futures contracts to offset and manage exposure to foreign currency exchange risk resulting from transactions denominated in foreign currencies. Certain areas of the Company not related to the handling and marketing of grain follow the Hedging Relationships guidance of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13. Under hedge accounting the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument are recognized in income in the same period. The Company regularly assesses hedging transactions to ensure they are highly effective in offsetting changes in fair values or cash flows of hedged items. In the remaining areas of the Company, forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

ii) Commodity Futures Contract Transactions – The Company is involved in the purchase, sale and processing of raw agricultural commodities. Agricultural commodities are subject to price fluctuations due to numerous unpredictable factors

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

that may create price risk. The Company enters into derivative contracts, primarily exchange-traded futures and options, with the objective of managing exposure to adverse price movements in agricultural commodities. The unrealized gains and losses for commodity futures contracts are recognized in income in the period in which they occur.

o) Foreign Currency Transactions

The Company's wholly owned U.S. subsidiaries represent self-sustaining operations, and the respective accounts have been translated into Canadian dollars using the current rate method. Monetary and non-monetary assets and liabilities are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are deferred and included in a currency translation account within shareholders' equity.

The Company's other foreign wholly owned subsidiary represents an integrated operation and the respective accounts have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the period-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are reflected in earnings during the period in which they occur.

For other foreign currency balances of the Company, monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in income in the period in which they occur.

p) Stock-Based Compensation Plans

The Company accounts for stock-based compensation grants under these plans in accordance with the fair value based method of accounting for stock-based compensation. Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. The Company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amount to contributed surplus.

3. Earnings Per Share

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Net earnings	**$ 106,067**	$ 531
Less: Net earnings (loss) from continuing operations	**106,067**	(6,844)
Net recovery from discontinued operations	**$ –**	$ 7,375
Denominator for basic earnings per share amounts:		
Weighted average number of shares outstanding	**129,133**	84,343
Basic earnings (loss) per share:		
Continuing operations	**$ 0.82**	$ (0.08)
Discontinued operations	**$ –**	$ 0.09
Net earnings per share	**$ 0.82**	$ 0.01
Denominator for diluted earnings per share amounts:		
Weighted average number of shares outstanding	**129,137**	84,343
Diluted earnings (loss) per share:		
Continuing operations	**$ 0.82**	$ (0.08)
Discontinued operations	**$ –**	$ 0.09
Net earnings per share	**$ 0.82**	$ 0.01

For periods in which there was a loss applicable to common shares, stock options with exercise prices at or below the average market price for the year were excluded from the calculation of diluted net earnings per share, as inclusion of these securities would have been anti-dilutive to the net earnings per share.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

4. Business Acquisition

On May 29, 2007, the Company acquired effective control of AU, a Canadian agri-business. On June 15, 2007, the Company acquired all of the remaining Limited Voting Common Shares of AU under a court approved Plan of Arrangement at which time AU became a wholly owned subsidiary of the Company. The results of the operations of AU are included in the Company's Consolidated Financial Statements commencing May 29, 2007.

The total purchase price of $1,271.8 million consists of $1,233.9 million paid for the AU common shares, $27.1 million for the AU preferred shares (comprised of $14.6 million paid by the Company and $12.5 million redeemed by AU, including accrued dividends) and transaction costs paid by the Company. The total purchase price was financed by the Company issuing 113,905,586 common shares for proceeds of $882.8 million, net of share issue costs of $37.3 million (Note 12), borrowings of $330 million under a Bridge Credit Facility (Note 9) and the remainder by cash or cash equivalents and other short-term borrowings.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company allocated the purchase consideration as follows based upon the work of third-party valuation experts. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

Net assets acquired at Fair Value:	
Current assets	$ 926,976
Property, plant and equipment	1,254,170
Intangible assets	21,303
Goodwill	296,743
Other long-term assets	45,395
Current liabilities	(798,863)
Future income tax liabilities, net	(75,261)
Term debt (all current)	(375,730)
Other long-term liabilities	(22,900)
Total purchase price	1,271,833
Add: Bank indebtedness acquired, net[1]	57,338
Cash consideration, including bank indebtedness assumed	$ 1,329,171

[1] Cash and short-term investments are deducted from bank indebtedness.

At October 31, 2007, the allocation of the purchase consideration compared to July 31, 2007, resulted in an increase to Property, plant and equipment of $410.9 million, an increase in Intangible assets of $21.3 million and an increase in Future income tax liabilities (net) of $117.7 million. In addition, the allocation resulted in an increase to Current assets of $0.5 million, a decrease in Other long-term assets of $10 million, an increase in Current liabilities of $19.9 million, a decrease in Other long-term liabilities of $4 million and a decrease in Bank indebtedness acquired of $2.1 million.

Acquisition costs incurred or accrued in the above purchase price allocation are comprised of $64.2 million of employee related costs (primarily retention and severance), professional fees of $37.1 million, change in control expenses related to the repayment of AU debt of $41 million, a break-fee paid to James Richardson International ("JRI") of $35 million and $18 million of other related costs, offset by $7 million in interest on subscription receipts funds held in escrow and funds not yet disbursed to AU shareholders. Of these amounts, $49.7 million remained outstanding and unpaid at October 31, 2007.

For the 15-month period ended October 31, 2007 the Company incurred $22.7 million of costs arising from the post acquisition integration of AU and the consolidation of operations of which $2.7 million were capitalized and $20 million were expensed. The Company's plan for the integration of AU and the consolidation of operations consists of further costs, of either a capital or operating nature, related to re-financing activities, employees, information technology hardware and software, signage and branding and other integration related activities. The Company plans to complete the integration of AU and the consolidation of operations over the next 9 to 15 months.

As a result of the acquisition, the Company reinstated $21.0 million of its own pre-existing future income tax assets that had previously been subject to a valuation allowance and recognized $9.2 million of capital losses that had previously not been recognized. These amounts have reduced future income tax liabilities assumed in the purchase price allocation.

AU, its subsidiaries and other entities in which it owns an interest, are parties to various financing and operating contracts, some of which may provide a right of termination or other remedy in favour of third parties upon occurrence of a change of control. Due to the extent of such arrangements and the uncertainty whether these provisions will be exercised, the occurrence of the confirming events is not determinable.

Management believes that the estimates used for the above allocation are reasonable, however actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

Asset Dispositions

Concurrent with the acquisition of AU the Company entered into an agreement with Cargill to sell an interest in certain assets acquired from AU and the Company's Vancouver port terminal to Cargill for total fixed consideration of $155 million. The consideration the Company received was Cargill's 50% interest in the Cascadia Terminal Partnership and $70 million of cash consideration plus amounts related to working capital and other closing adjustments. As a result of this transaction the Company recorded a gain on disposal of assets of $30.4 million related to its Vancouver port terminal.

The Company also sold certain assets acquired from AU to JRI for proceeds of $255 million, plus amounts related to working capital and other closing adjustments, for no gain or loss. The proceeds of disposition on the asset sale to JRI were used to reduce the Company's Bridge Facility (Note 9) and the proceeds of disposition on the asset sale to Cargill, as well as the working capital and other closing adjustments related to both the Cargill and JRI asset dispositions, were used to reduce other short-term borrowings. With the sale of its Vancouver port terminal, the Company dissolved Pacific Gateway Terminals Limited, a joint venture with JRI, without penalty effective June 29, 2007.

5. Inventories

As at	October 31, 2007	July 31, 2006
Grain	$ 444,397	$ 55,872
Agri-products	280,797	74,974
Livestock feed	24,915	–
Agri-food Processing	18,708	12,079
	$ 768,817	$ 142,925

6. Investments

As at	October 31, 2007	July 31, 2006
Investments in significantly influenced companies – equity method	$ 11,379	$ 1,435
Other long-term investments – cost method	7,819	3,469
	$ 19,198	$ 4,904

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

7. Property, Plant and Equipment

As at	October 31, 2007	Accumulated Amortization October 31, 2007	July 31, 2006	Accumulated Amortization July 31, 2006
Land	$ 48,983	$ –	$ 1,598	$ –
Site and leasehold improvements	57,714	3,056	9,515	1,553
Buildings	545,868	28,435	117,544	15,690
Machinery and equipment	662,926	105,035	198,979	70,065
Construction in progress	13,655	–	15,224	–
	1,329,146	$ 136,526	342,860	$ 87,308
Accumulated amortization	(136,526)		(87,308)	
Net book value	$ 1,192,620		$ 255,552	

Amortization of property, plant and equipment related to continuing operations for the 15-months ended October 31, 2007 is $67.9 million (2006 – $27 million).

8. Other Long-Term Assets

As at	October 31, 2007	Accumulated Amortization October 31, 2007	July 31, 2006	Accumulated Amortization July 31, 2006
Deferred pension assets (Note 14)	$ 28,054	$ –	$ 9,395	$ –
Deferred financing costs	18,449	5,004	7,533	2,207
Turnaround assets	13,335	2,699	3,480	1,209
Other	9,115	17	3,613	–
	68,953	$ 7,720	24,021	$ 3,416
Accumulated amortization	(7,720)		(3,416)	
Net book value	$ 61,233		$ 20,605	

Deferred financing costs are amortized over the term of the associated debt.

Amortization of deferred financing costs of $2.8 million (2006 – $1.7 million) is included in financing expenses; Amortization of other assets of $1.5 million (2006 – $0.7 million) is included in amortization.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

9. Short-Term Borrowings

As at	October 31, 2007	July 31, 2006
Bridge Facility (a)	$ 235,281	$ –
Revolving Credit Facility (b)	60,000	–
Members' Demand Loans (c)	16,566	18,965
Subsidiaries and proportionate share of joint ventures (d)	40,680	–
	$ 352,527	$ 18,965

a) Bridge Facility

On May 28, 2007, the Company entered into a $750 million non-revolving Bridge Facility ("Bridge Facility") with a syndicate of financial institutions expiring May 27, 2008 and bearing interest at prime plus 1.5% increasing to 1.75% after November 24, 2007 and 2.25% after February 22, 2008; or Banker's Acceptance offer rate/London Interbank Offer Rate ("LIBOR") based plus 2.5%, increasing to 2.75% after November 24, 2007 and 3.25% after February 22, 2008. The Bridge Facility is secured by a first charge on property, plant and equipment and a second charge on accounts receivable and inventory. An underwriting fee is charged on any outstanding portion of the Bridge Facility. The Company paid an underwriting fee of $0.6 million on August 26, 2007 and November 24, 2007 and will pay 0.5% on February 22, 2008 of the uncancelled balance at that time. The Company drew $330 million to fund the balance of the acquisition price for AU shares and $362 million to fund the repayment of outstanding long-term debt held by AU inclusive of pre-payment penalties of $33.6 million. The pre-payment penalties are related to AU change in control provisions and have been included in the purchase price allocation as an adjustment to the fair value of the long-term debt assumed.

Concurrent with the settlement of AU's $525 million revolving credit facility, $255 million of the proceeds related to the JRI asset disposition (Note 4) were used by the Company to reduce the amount owing under the Bridge Facility. The Company also used the net proceeds from the issuance of its Series 2007-1 Notes (Note 10) to reduce the amount owing under the Bridge Facility.

b) Revolving Credit Facility

On August 10, 2007, the Company entered into a $600 million senior secured revolving credit facility with a syndicate of financial institutions. On November 19, 2007, the Company exercised its option to increase the facility to $800 million. The facility is secured by a first charge on accounts receivable and inventory and a second charge on all other assets. The Company may draw on the facility at an interest rate of Banker's Acceptance plus 0.9% to 1.5%, or at prime to prime plus 0.50% subject to the Company's fixed charge ratio. The facility expires on August 10, 2010, and may be extended at the option of the Company for an additional two years. The facility replaced the Company's $250 million senior secured revolving credit facility and AU's $525 million revolving credit facility.

Concurrent with the Company entering into the senior secured revolving credit facility, AU terminated its securitization agreement with an independent trust and repurchased, for $40.3 million, the co-ownership interest in its right to receive reimbursement of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between AU and the CWB.

At October 31, 2007, availability under the revolving credit facility was $351 million.

c) Members' Demand Loans

Members' demand loans are unsecured funds loaned to the Company by non-institutional investors and employees. At October 31, 2007, the loans bear interest at 4.05% (2006 – 3.6%).

d) Subsidiaries and Proportionate Share of Joint Ventures' Debt

The Company's wholly owned Japanese subsidiary, XCAN, has a U.S.D. $16 million revolving credit facility bearing interest at 0.75% per annum over LIBOR and maturing on February 29, 2008. The revolving credit facility is secured by a standby Letter of Credit and a guarantee from the Company (Note 24). In addition, this subsidiary has a Japanese Yen ("JPY") 2 billion credit facility, secured by a guarantee from the Company (Note 24), and a JPY 100 million credit facility, both at local short-term market rates with no fixed expiry date.

On September 18, 2007, the Company repaid the revolving credit facility of the Company's wholly owned U.S. subsidiary, Demeter.

Other subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by a first charge against present and future assets.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

10. Long-Term Debt

As at	October 31, 2007	July 31, 2006
Series 2007-1 Notes (a)	$ 200,000	$ –
Series 2006-1 Notes (b)	100,000	100,000
Members' term loans (c)	3,494	5,276
Sub-total	303,494	105,276
Subsidiaries' and proportionate share of joint ventures' secured debt (d)	7,655	5,531
Total consolidated long-term debt	311,149	110,807
Less portion due within one year:		
Members' term loans	693	3,359
Subsidiaries' and proportionate share of joint ventures' debt	3,043	5,531
Long-term debt due within one year	3,736	8,890
Total long-term debt	$ 307,413	$ 101,917

a) Series 2007-1 Notes

On August 1, 2007, the Company completed the offering of $200 million in Senior Unsecured Notes ("Series 2007-1 Notes") bearing interest at 8.5% and maturing August 1, 2017. The Company has certain optional redemption rights with respect to the Series 2007-1 Notes. Prior to August 1, 2012, the Company may redeem up to 35% of the aggregate principal amount of the Series 2007-1 Notes at a redemption price of 108.5% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to August 1, 2012, the Company may redeem all or part of the Series 2007-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the Second Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated August 1, 2007) and accrued and unpaid interest to the redemption date. On or after August 1, 2012 and prior to maturity, the Company may redeem all or part of the Series 2007-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing August 1 in the applicable year: 2012 at 104.25%, 2013 at 103.1875%, 2014 at 102.125%, 2015 at 101.0625% and 2016 at 100%. The Unsecured Series 2007-1 Notes rank pari passu with the Unsecured Series 2006-1 Notes and the Bridge Facility (Note 9) which includes a first charge on the Company's property, plant and equipment. The Company used the net proceeds to repay a portion of the short-term borrowings outstanding under its Bridge Facility.

The fair market value of the Series 2007-1 Notes at October 31, 2007 was approximately $204 million, based upon the quoted market price.

b) Series 2006-1 Notes

On April 6, 2006, the Company completed the offering of $100 million in Senior Unsecured Notes ("Series 2006-1 Notes") bearing interest at 8% and maturing April 8, 2013. The Company has certain optional redemption rights with respect to the Series 2006-1 Notes. Prior to April 8, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Series 2006-1 Notes at a redemption price of 108% of their principal amount, plus accrued and unpaid interest, to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to April 8, 2009, the Company may redeem all or part of the Series 2006-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the First Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated April 6, 2006) and accrued and unpaid interest to the redemption date. On or after April 8, 2009 and prior to maturity, the Company may redeem all or part of the Series 2006-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing April 8 in the applicable year: 2009 at 104%, 2010 at 102%, 2011 at 101% and 2012 at 100%. The unsecured Series 2006-1 Notes rank pari passu with the Bridge Facility (Note 9), which includes a first charge on the Company's property, plant and equipment.

The fair market value of the Series 2006-1 Notes at October 31, 2007 was approximately $101.3 million (2006 – $102.4 million) based upon the quoted market price.

c) Members' Term Loans

Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates that vary from 3.8% to 8.25% (2006 – 4% to 9%) and a weighted average interest rate of 5.1% (2006 – 6.4%) based on the face value of the debt instrument.

The fair market value of members' term loans at October 31, 2007 was approximately $3.6 million (2006 – $5.4 million).

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

d) Subsidiaries' and Proportionate Share of Joint Ventures' Debt

On September 18, 2007, the Company repaid the term facility of its wholly owned U.S. subsidiary, Demeter.

The subsidiaries' and the proportionate share of joint ventures' debts bear interest at variable rates. The weighted average interest rate of subsidiaries' and the proportionate share of joint ventures' debts is 5.7% (2006 – 5.2%) based on the face value of the debt instrument. The debts mature in 2007 to 2012. The debts are secured by certain assets and some are subject to meeting certain covenants. The fair market value at October 31, 2007 of subsidiaries' and the proportionate share of joint ventures' debts was approximately $12.6 million (2006 – $5.5 million).

e) Scheduled Repayments of Long-Term Debt

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years and thereafter:

For the Years ended October 31	Viterra	Subsidiaries and Proportionate Share of Joint Venture	Total
2008	$ 693	$ 3,043	$ 3,736
2009	1,297	2,346	3,643
2010	894	1,014	1,908
2011	582	1,002	1,584
2012	28	250	278
Subsequent Years	300,000	–	300,000
	$ 303,494	$ 7,655	$ 311,149

11. Other Long-Term Liabilities

As at	October 31, 2007	July 31, 2006
Asset retirement obligations (a)	$ 13,071	$ 9,956
Contributions in aid of construction (b)	6,308	8,032
Grain handling agreements	5,600	–
Stock-based compensation plans (Note 13)	12,758	4,284
Other future benefits (Note 14)	13,994	5,701
Pension (Note 14)	4,548	3,653
Loan loss provision (Note 24)	–	3,808
Other	3,976	2,182
	$ 60,255	$ 37,616

a) Asset retirement obligations

In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by Westco management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At October 31, 2007, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $22.3 million (2006 – $13.2 million), which is expected to be settled over the 2008 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.15%.

b) Contributions in aid of construction

Contributions in aid of construction represent payments received from producers pursuant to grain storage licence agreements.

12. Share Capital

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

The following table summarizes the Common Voting Shares for the 15-month period ended October 31, 2007 and 12-month period ended July 31, 2006:

	Common Voting Shares	
	Number[1]	Amount
Balance, July 31, 2005	81,834,137	$ 439,485
Share issuance for cash	8,416,627	63,275
Balance, July 31, 2006	90,250,764	502,760
Share issuance for cash	113,905,586	920,083
Balance, October 31, 2007	204,156,350	$ 1,422,843

[1] Number of shares are not shown in thousands

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

b) Share Issuance

2007

The acquisition of the Limited Voting Common Shares of AU (Note 4) was substantially funded by net proceeds from four subscription receipt offerings, comprised of three public market bought deals and a private placement, generating gross proceeds of $920.1 million. The following table summarizes the subscription receipt offerings and proceeds:

Subscription Receipt	Close Date	Number of Receipts[1]	Gross Proceeds	Underwriter Fees and Other Costs	Net Proceeds
Private Placement	February 15, 2007	15,753,086	$ 125,048	$ (2,697)	$ 122,351
First Public Offering	February 15, 2007	14,202,500	115,040	(5,572)	109,468
Second Public Offering	April 19, 2007	39,100,000	316,710	(13,597)	303,113
Third Public Offering	May 3, 2007	44,850,000	363,285	(15,399)	347,886
Total		113,905,586	$ 920,083	$ (37,265)	$ 882,818

[1] Number of receipts are not shown in thousands

The 113,905,586 subscription receipts were exchanged into an equivalent number of common shares of the Company upon the take-up by the Company of the AU Limited Voting and Common Shares on May 29, 2007. In accordance with the capital nature of these transactions, underwriter fees and other costs of $25.2 million, net of taxes, were reflected as a charge to retained earnings in shareholders' equity.

13. Stock-Based Compensation Plans

The Company operates three active stock-based compensation plans: a Deferred Share Unit Plan ("DSU") for independent directors and a Restricted Share Unit Plan ("RSU") and a Performance Share Unit Plan ("PSU") for designated executives. In addition the Company has a management stock option plan, which became inactive during fiscal 2004.

a) Deferred Share Units

Under the Company's DSU Plan, 40% of each director's annual retainer is paid in DSUs. A DSU is a notional unit that reflects the market value of a single common share of the Company. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held by the director. The directors were granted 95,856 DSUs during the 15-month period ended October 31, 2007 (2006 – 84,882).

The Company recorded compensation costs related to outstanding DSUs of $1.6 million for the 15-month period ended October 31, 2007 (2006 – $0.6 million).

b) Restricted Share Units

Under the Company's RSU Plan, each designated executive receives an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the 15-month period ended October 31, 2007, 63,762 RSUs were granted (2006 – 160,875). The Company recorded compensation costs related to outstanding RSUs of $1.1 million for the 15-month period ended October 31, 2007 (2006 – $0.4 million).

c) Performance Share Units

Under the Company's PSU Plan, the Company provides each designated executive an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated executive with those of shareholders by linking the vesting of awards to EBITDA over the three-year

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participating executive remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As at October 31, 2007, 191,287 PSUs were held by the designated executive (2006 – 482,625). The Company recorded compensation costs related to outstanding PSUs of $7.1 million for the 15-month period ended October 31, 2007 (2006 – $1.6 million).

d) Management Stock Option Plan

During fiscal 2004, this plan became inactive. Options previously granted under the Management Stock Option Plan were approved by the Board of Directors. To date, 187,475 shares have been allocated to the plan. Under this plan, options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

The expense related to stock options is based on the fair value of options vested in the period, and is determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 4.4% to 4.85%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 100%, and a weighted average expected option life of five years. For the 15-month period ended October 31, 2007 and the 12-month period ended July 31, 2006, a negligible amount was expensed as stock-based compensation related to stock options.

A continuity of the stock options is as follows:

	15 Months Ended October 31, 2007		12 Months Ended July 31, 2006	
	Number of Options[1]	**Weighted Average Exercise Price[1]**	Number of Options[1]	Weighted Average Exercise Price[1]
Outstanding, beginning of period	**88,424**	**$ 84.45**	89,957	$ 84.86
Granted	**–**	**$ –**	–	$ –
Exercised	**–**	**$ –**	–	$ –
Cancelled	**(8,097)**	**$ 153.42**	(1,533)	$ 108.51
Outstanding, end of period	**80,327**	**$ 77.50**	88,424	$ 84.45
Options exercisable, end of period	**80,327**	**$ 77.50**	81,353	$ 90.42

[1] The exercise prices and number of options referred to above are not in thousands.

Of the 80,327 outstanding and exercisable stock options at October 31, 2007, 13.5% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At October 31, 2007, the Company's shares closed at $12.77.

The stock options have a variety of expiry dates and all are vested as at October 31, 2007.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

14. Employee Future Benefits

a) Defined Benefit Plans and Future Benefits

The Company, not including subsidiaries and affiliates, has three defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan (Hourly), Out of Scope Defined Benefit Pension Plan (OSDB), and Supplementary Executive Retirement Plan (SERP). The Company is on a contribution holiday for the Hourly and OSDB plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. The unfunded balance of the SERP at October 31, 2007 is $3.4 million (2006 – $3.4 million).

The Company's retirement allowance benefit is a closed benefit plan. Certain groups of the Company's employees are eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement.

AU maintains several defined benefit pension plans, all of which are closed benefit plans, with the exception of the Thunder Bay Hourly plan. These plans are based on years of service and final average salary. For one of AU's defined benefit plans, pension benefits may increase annually based on the performance of the fund.

During the period, with permission from the Office of the Superintendent of Financial Institutions ("OSFI"), AU harmonized the employee pension arrangements of certain pension plans and merged the assets of these same plans. Although the combination of the assets of two of the plans was still in progress at October 31, 2007, these plans are being treated as if they were fully merged at that date.

AU also provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement.

Two wholly owned subsidiaries each have a defined benefit plan with an aggregate deficit of $1.7 million.

Total consolidated company cash payments for employee future benefits for the 15-month period ended October 31, 2007 were $3.8 million (2006 – $0.6 million), consisting of cash contributed to its funded pension plans and cash payments directly to beneficiaries for other future benefits.

The consolidated information presented for 2007 in the table on page 91 is based on actuarial valuation results as of December 31, 2006 with extrapolations to October 31, 2007 for the Company plans, and actuarial valuation results of December 31, 2005, with extrapolations to October 31, 2007 for AU plans. Consolidated information presented for 2006 is based on actuarial valuation results as of December 31, 2004, with extrapolations to July 31, 2006 for the Company plans. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on October 31, 2007 and July 31, 2006. The effective date of the next required actuarial valuation is December 31, 2009 for Company plans and December 31, 2008 for AU plans.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

	Pension Benefit Plans		Other Future Benefits	
As at	**October 31, 2007**	July 31, 2006	**October 31, 2007**	July 31, 2006
Plan Assets				
Fair value, beginning of period	**$ 286,931**	$ 272,857	**$ –**	$ –
Fair value of assets added May 29, 2007	**141,905**	–		
Actual return on plan assets	**44,232**	30,133	**–**	–
Employer contributions	**979**	558	**2,793**	313
Employees' contributions	**387**	262	**–**	–
Benefits paid	**(25,941)**	(16,879)	**(2,793)**	(313)
Fair value, end of period	**448,493**	286,931	**–**	–
Accrued Benefit Obligation				
Balance, beginning of period	**198,534**	208,558	**4,614**	5,020
Obligations added May 29, 2007	**129,404**	–	**9,733**	–
Current service cost	**2,299**	1,693	**274**	160
Interest cost	**16,615**	11,033	**532**	254
Benefits paid	**(25,941)**	(16,879)	**(2,793)**	(313)
Actuarial loss (gain)	**(5,828)**	(5,871)	**(140)**	(507)
Balance, end of period	**315,083**	198,534	**12,220**	4,614
Funded status-plan surplus (deficit)	**133,410**	88,397	**(12,220)**	(4,614)
Unamortized net actuarial gain	**(56,902)**	(34,869)	**(1,774)**	(1,087)
Accrued benefit asset (liability)	***76,508***	53,528	**(13,994)**	(5,701)
Valuation allowance	**(53,002)**	(47,786)	**–**	–
Consolidated accrued benefit asset (liability), net of valuation allowance	**$ 23,506**	$ 5,742	**$ (13,994)**	$ (5,701)

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

	Pension Benefit Plans		Other Future Benefits	
As at	**October 31, 2007**	July 31, 2006	**October 31, 2007**	July 31, 2006
Other long-term assets (Note 8)	**$ 28,054**	$ 9,395	**$ –**	$ –
Other long-term liabilities (Note 11)	**(4,548)**	(3,653)	**(13,994)**	(5,701)
Consolidated accrued benefit asset (liability), net of valuation allowance	**$ 23,506**	$ 5,742	**$ (13,994)**	$ (5,701)

The percentage of plan assets by major category is:

	Pension Benefit Plans	
As at	**October 31, 2007**	July 31, 2006
Canadian Equities	**25%**	31%
Global Equities	**24%**	32%
Bonds	**26%**	30%
Other	**25%**	7%
	100%	100%

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

The significant weighted average actuarial assumptions adopted in measuring the Company's accrued benefit assets are as follows:

	Pension Benefit Plans		Other Future Benefits	
As at	**October 31, 2007**	July 31, 2006	**October 31, 2007**	July 31, 2006
Discount rate (Accrued Benefit Obligation)	5.70%	5.80%	5.70%	5.80%
May 29, 2007 discount rate – AU	5.25%	–	5.50%	–
Expected long-term rate of return on plan assets	6.40%	6.50%	–	–
Rate of compensation increase	3.90%	3.50%	3.75%	3.25%
Average remaining service periods – years	4-12	3-12	3-13	2-7
Assumed health care cost trend rates*	–	–	7 to 13%	–

* The health care cost trend rate varies depending on the employee group being valued and will decline by 1.00% per year to an ultimate increase rate of 3%

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2007:

	Increase	Decrease
Interest cost	$ 5	$ (5)
Accrued benefit obligation	$ 299	$ (270)

Net benefit expense (income) is comprised of:

	Pension Benefit Plans		Other Future Benefits	
	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006	**15 Months Ended October 31, 2007**	12 Months Ended July 31, 2006
Actual return on plan assets	$ **(44,232)**	$ (30,133)	$ –	$ –
Difference between actual and expected return on plan assets	**17,963**	12,939	–	–
Expected return on plan assets	**(26,269)**	(17,194)	–	–
Current service cost	**1,912**	1,431	**274**	160
Interest cost	**16,615**	11,033	**532**	254
Amortization of net actuarial (gain) loss	**(1,758)**	104	**547**	(80)
Valuation allowance provided against accrued benefit asset	**5,216**	968	–	–
	(4,284)	(3,658)	**1,353**	334
Net benefit expense of proportionately consolidated companies	–	(10)	–	–
Net benefit expense (income)	$ **(4,284)**	$ (3,668)	$ **1,353**	$ 334

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including four multi-employer plans. The Company's total consolidated defined contribution plan expense for the 15-month period ended October 31, 2007, is $7.2 million (2006 – $3.8 million).

One of the plans that the Company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan, a closed negotiated cost plan that provides defined benefits on the basis of fixed contributions, negotiated between the Company and the Grain Services Union (GSU), to approximately 1,200 former employees and 500 active employees. Since the cost is negotiated, the Company accounts for this Plan as a defined contribution plan; however, it must be valued for regulatory purposes as a defined benefit plan. The Plan is administered by a board of trustees (the "Trustees"), three of whom are appointed by the Company and three of whom are appointed by the GSU. The Trustees have limited powers to amend the Plan without agreement of the GSU and the Company.

On September 22, 2005, OSFI expressed concern about the solvency of the Plan and based on its own financial tests, ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind up.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

A formal actuarial valuation on the Plan as at December 31, 2005 was filed with OSFI in June 2006. The report indicated a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million. Pension regulations require the solvency deficiency as at December 31, 2005 to be addressed over a five-year period through equal quarterly instalments plus interest. With a $38.8 million solvency deficiency, additional contributions (deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.

The Plan cannot be wound up or amended to address the solvency issue without the agreement of the Company and the GSU. In written correspondence in March and April 2006, OSFI indicated it was the duty of the GSU and the Company to act in good faith to restore the solvency of the Plan and pointed out that the Pension Benefits Standards Act does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans, OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund.

On October 26, 2006, OSFI notified the Company of its intention to direct the Company to make deficiency payments as they fall due and all overdue payments.

On November 20, 2006, after reviewing submissions from the Company and the GSU, OSFI issued a Direction requiring the Company to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. The Company sought judicial review of the Direction and an order to terminate the Plan in the Federal Court of Canada. The Company's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which requires Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated.

In August 2007 a formal actuarial report on the Plan as at December 31, 2006 was filed with OSFI. The report indicates a solvency deficiency of $23.3 million and a going concern surplus of $17.5 million. Based on the December 31, 2006 valuation, the quarterly instalment relating to the solvency deficiency would be reduced from $2.2 million to $1 million a quarter commencing in 2007 or until the termination of the plan.

In October 2007 in accordance with an agreement with OSFI, the Company set aside $12 million in a trust and agreed to set aside future quarterly solvency instalments pending resolution of the court proceedings.

On November 23, 2007, the Company entered into a settlement agreement with the GSU executive (and acceptable to OSFI), that resulted in adjournment of the court proceedings, pending ratification of the settlement by Union membership. Under the settlement the Company will withdraw its court application and assume financial responsibility for funding all shortfalls in exchange for the right to manage the Plan, including the sole right to choose Plan investments, terminate the Plan or amend the Plan provided no amendment reduces accrued benefits or rights to benefits. The proposal also results in Plan members ceasing future accruals under the Plan and moving to a defined contribution arrangement by July 2008. Upon ratification of the settlement, monies set aside by the Company in trust will be transferred to the Plan fund and Viterra will begin making quarterly instalments of approximately $1 million to retire the remaining deficit.

In fiscal 2006, the Company recorded a charge of $15 million in connection with potential obligations with respect to the Plan. In the second quarter of fiscal 2007, the Company recorded an additional charge of $5 million to reflect the best estimate of the minimum cost to the Company of resolving the dispute. While it is uncertain as to the manner in which this matter will be ultimately resolved, in the opinion of management, it is likely that the minimum cost to the Company will be $20 million. There is a continuing risk that the Company may ultimately be held responsible for an increase in contributions beyond this $20 million provision.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

15. Currency Translation

The currency translation account reflects the net changes in the respective book values of the Company's investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition. The Company acquired investments in self-sustaining foreign operations through its acquisition of AU (Note 4).

The changes in this account arise from changes in the U.S. currency relative to the Canadian currency and changes in the Company's net investment in the book values of international operations. Changes in the account were as follows:

As at	October 31, 2007	July 31, 2006
Balance at the beginning of the period	$ –	$ –
Translation of self-sustaining foreign operations	1,029	–
Balance at the end of the period	$ 1,029	$ –

16. Financing Expenses

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Interest on:		
Long-term debt	$ 17,329	$ 17,170
Short-term debt	14,658	332
Bridge financing expenses	5,573	–
Securitization expenses	511	–
CWB carrying charge recovery	(4,689)	(1,310)
	33,382	16,192
Interest accretion	–	1,862
Amortization of deferred financing costs	2,796	1,690
Expenses Associated with the Redemption of Senior Subordinated Notes:		
Adjustment of carrying value to face value	–	8,209
Early repayment premium	–	3,000
	$ 36,178	$ 30,953

17. Related Party Transactions

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation.

Total sales to related parties were $7.8 million (2006 – $3.4 million). As at October 31, 2007, accounts receivable from related parties totalled $11.6 million (2006 – $3.4 million).

18. Corporate Taxes

a) The provision for corporate income taxes consists of:

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Current	$ 2,617	$ 1,726
Future	55,218	12,595
	$ 57,835	$ 14,321

b) The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Earnings from before corporate taxes	$ 163,902	$ 7,477
Effective federal and provincial tax rate	34.3%	36.0%
Pre-tax accounting income at statutory income tax rate	$ 56,218	$ 2,691
Change in effective tax rate on future income taxes	302	11,834
Items not deductible (taxable) for income tax purposes	2,256	(468)
Non-taxable portion of capital gain	(1,602)	–
Tax-paid equity earnings	446	–
Federal large corporation's tax	–	295
Other	215	(31)
	$ 57,835	$ 14,321

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

c) Income taxes allocated to future years are comprised of the following:

As at	October 31, 2007	July 31, 2006
Future income tax assets:		
Undepreciated capital cost in excess of net book value	$ –	$ 71,543
Losses available for carryforward	91,247	55,235
Refinancing and restructuring costs not deducted for tax	25,450	5,267
Accrued expenses not currently deductible for tax	41,776	9,542
Research and development costs not deducted for tax	4,398	3,124
Reclamation costs not deducted for tax	9,115	2,570
Other	1,479	–
Sub-total	173,465	147,281
Valuation allowance [1]	(7,800)	(39,839)
Total future income tax assets	$ 165,665	$ 107,442

[1] The valuation allowance represents management's best estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Included in the $165.7 million future income tax asset (2006 – $107.4 million) is an adjustment of $5.9 million (2006 – $18 million) made directly to retained earnings and an adjustment of $21.0 million (2006 – nil) made directly to goodwill for a decrease in the future income tax assets' valuation allowance (see Note 4).

As at	October 31, 2007	July 31, 2006
Future income tax liabilities:		
Net book value in excess of undepreciated capital cost	$ 196,880	$ 4,888
Deferred charges currently deductible for tax	8,136	–
Other	2,884	1,265
Total future income tax liabilities	$ 207,900	$ 6,153
Net future income tax asset (liability)	(42,235)	101,289
Classified in the Consolidated Financial Statements as:		
Current future income tax assets	$ 70,116	$ 772
Long-term future income tax assets	255	102,551
Long-term future income tax liabilities	(112,606)	(2,034)
	$ (42,235)	$ 101,289

d) The expiry dates associated with the losses available for carryforward are:

2008	$ 91,162
2009	130,699
2012 – 2013	63,375
	$ 285,236

e) The Company has unrecognized federal and provincial investment tax credits totalling approximately $18.7 million available to reduce income taxes payable in future years. These credits have not been recognized as assets on the Company's balance sheet as it cannot be determined that the realization of these credits prior to expiry is reasonably assured. These tax credits expire in varying amounts between 2008 and 2016.

19. Gain on Disposal of Assets

On August 28, 2007, Intercontinental Exchange Inc. ("ICE") and WCE Holdings Inc., the parent company of Winnipeg Commodity Exchange Inc., announced the closing of ICE's acquisition of WCE Holdings Inc. Based on the purchase price for the transaction of $77.59 per WCE Holdings Inc. common share, the Company recorded a gain on disposal of $4.7 million. The remaining gain on sale of assets of $30.6 million is primarily associated with the sale of the Vancouver Port Terminal (Note 4).

20. Financial and Other Instruments and Hedging

Risk Management

The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board.

a) Commodity Price Risk

The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

b) Foreign Exchange Risk

The Company also uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. As outlined in Note 2n(i), certain areas of the Company not related to the handling and marketing of grain follow the hedge accounting guidance in the CICA's AcG-13, whereby the gains, losses, revenues and expenses associated with the hedged item and the hedging instrument are recognized in income in the same period. In the remaining areas of the Company, forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

The terms of the forward foreign exchange contracts listed below are for up to three years and include the Company's proportionate share of joint venture contracts:

As at	October 31, 2007	July 31, 2006
Notional U.S. dollars sold	$ 486,345	$ 137,443
Notional Euros sold	€ 8,992	€ 2,674
Notional Pounds sold	£ 73	£ –
Canadian equivalent	$ 527,239	$ 164,853
Fair value	$ 471,605	$ 157,940
Unrealized gain	$ 55,634	$ 6,913
Average foreign exchange rate	$ 1.0642	$ 1.1765

Of the $55.6 million unrealized gain at October 31, 2007, approximately $42.8 million is recognized in these financial statements (2006 – $0.1 million). The remainder will be recognized on a basis consistent with the recognition of the underlying hedged transaction.

c) Interest Rate Risk

The Company is exposed to interest rate risk on long-term debt (Note 10), however, this risk is considered low and there are no financial contracts in place to offset interest rate risk.

d) Cash Flow Risk

The Company is exposed to future cash flow risk in its unsecured long-term debt. The Company's subsidiaries and joint ventures are also exposed to future cash flow risk in their long-term debt, which is secured by certain assets and subject to certain covenants. If secured assets are sold or certain covenants are not fulfilled, there is a requirement by the Company's subsidiaries and joint ventures to provide partial redemption of the associated long-term debt.

e) Credit Risk

The Company is exposed to credit risk from customers in all the business segments. In the Grain Handling and Marketing segment, a significant amount is receivable from the CWB or is secured by letters of credit or documentary collections. Under Viterra Financial™ and Unifeed Financial®, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification losses incurred on certain accounts receivable. The customer base in all other segments is diverse, which minimizes significant concentration of credit risk. Credit risk is limited due to the large number of customers in differing industries and geographic areas.

The Company is exposed to credit loss in the event of non-performance by counterparties to the derivative financial instruments but does not anticipate non-performance by these counterparties. All counterparties are highly rated financial institutions.

Fair Value

The carrying value of long-term debt that bears interest at variable rates approximates fair value (see Note 10d). The fair value of long-term debt that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available.

The carrying value of other financial instruments, cash, cash in trust, short-term investments, accounts receivable, bank indebtedness, short-term borrowings, members' demand loans, accounts payable and accrued liabilities approximate fair value due to the short period to maturity or redeemable nature.

The fair value of derivative financial instruments, consisting of foreign exchange contracts, reflects the estimated amounts that the Company, its subsidiaries and its proportionate share of the joint ventures would receive or pay to settle the contracts at the reporting date. However, this does not represent the total gain or loss to the Company, its subsidiaries or its proportionate share of the joint ventures as the hedged position is matched to certain of the related assets or liabilities.

Foreign Exchange Gains and Losses

Foreign exchange gains of $2 million are included in Sales and Other Operating Revenues for the 15-month period ended October 31, 2007 (2006 – $0.8 million gain).

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

21. Interest in Joint Ventures

The following summarizes the Company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

As at	October 31, 2007	July 31, 2006
Current assets	$ 23,318	$ 65,438
Long-term assets	$ 18,291	$ 39,694
Current liabilities	$ 15,916	$ 22,857
Long-term liabilities	$ 2,257	$ 12,486

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Revenue	$ 188,417	$ 258,521
Expenses	$ 172,928	$ 246,321
Net earnings	$ 15,489	$ 12,200
Cash from operating activities	$ 5,537	$ 910
Cash used in financing activities	$ (39,324)	$ (22,193)
Cash from (used in) investing activities	$ 8,198	$ (3,398)

The pre-tax earnings of certain joint ventures are taxed at the owner level therefore the associated corporate tax expense is not included in expenses or earnings of the joint venture.

22. Segmented Information

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services include export sales of $1.3 billion (2006 – $381 million).

The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

The following information is from continuing operations:

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Sales and Other Operating Revenues		
Grain Handling and Marketing	$ 2,537,106	$ 927,580
Agri-products	983,449	538,984
Agri-food Processing	203,209	122,253
Livestock Feed and Services	181,959	–
Financial Products	5,579	–
	3,911,302	1,588,817
Less: Inter-segment Sales	35,486	13,161
	$ 3,875,816	$ 1,575,656
Inter-segment Sales		
Grain Handling and Marketing	$ 35,772	$ 12,984
Agri-food Processing	(286)	177
	$ 35,486	$ 13,161
Gross Profit and Net Revenues from Services		
Grain Handling and Marketing	$ 348,631	$ 159,022
Agri-products	225,206	77,104
Agri-food Processing	30,189	24,029
Livestock Feed and Services	25,788	–
Financial Products	6,227	–
	$ 636,041	$ 260,155
Operating, General and Administrative Expenses		
Grain Handling and Marketing	$ (174,192)	$ (95,450)
Agri-products	(105,445)	(48,040)
Agri-food Processing	(8,867)	(5,691)
Livestock Feed and Services	(20,329)	–
Financial Products	(2,332)	–
Corporate	(64,663)	(33,089)
	$ (375,828)	$ (182,270)
EBITDA[1]		
Grain Handling and Marketing	$ 174,439	$ 63,572
Agri-products	119,761	29,064
Agri-food Processing	21,322	18,338
Livestock Feed and Services	5,459	–
Financial Products	3,895	–
Corporate	(64,663)	(33,089)
	$ 260,213	$ 77,885

[1] EBITDA – Earnings from continuing operations before interest, taxes, depreciation and amortization, gain on disposal of assets, integration expenses and provision for pension settlement

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Amortization		
Grain Handling and Marketing	$ (30,259)	$ (11,579)
Agri-products	(28,341)	(11,017)
Agri-food Processing	(7,727)	(5,131)
Livestock Feed and Services	(3,889)	–
Financial Products	(175)	–
	$ (70,391)	$ (27,727)
EBIT[2]		
Grain Handling and Marketing	$ 144,180	$ 51,993
Agri-products	91,420	18,047
Agri-food Processing	13,595	13,207
Livestock Feed and Services	1,570	–
Financial Products	3,720	–
Corporate	(64,663)	(33,089)
	$ 189,822	$ 50,158

[2] EBIT – Earnings from continuing operations before interest, taxes, gain on disposal of assets, integration expenses and provision for pension settlement

	15 Months Ended October 31, 2007	12 Months Ended July 31, 2006
Capital Expenditures		
Grain Handling and Marketing	$ 106,539	$ 17,262
Agri-products	8,206	5,739
Agri-food Processing	12,510	6,984
Livestock Feed and Services	–	–
Financial Products	–	–
	$ 127,255	$ 29,985

As at	October 31, 2007	July 31, 2006
Assets		
Grain Handling and Marketing[3]	$ 1,467,609	$ 305,458
Agri-products	953,649	173,573
Agri-food Processing	109,552	91,076
Livestock Feed and Services[3]	199,731	–
Financial Products	82,361	–
Corporate	210,166	203,923
	$ 3,023,068	$ 774,030

[3] Includes assets of foreign operations of $59.8 million

	October 31, 2007	July 31, 2006
Goodwill		
Grain Handling and Marketing	$ 35,821	$ –
Agri-products	187,036	–
Agri-food Processing	–	–
Livestock Feed and Services	7,531	–
Financial Products	66,355	–
	$ 296,743	$ –

As at	October 31, 2007	July 31, 2006
Intangible Assets		
Grain Handling and Marketing	$ –	$ –
Agri-products	17,058	–
Agri-food Processing	–	–
Livestock Feed and Services[4]	2,552	–
Financial Products	665	–
	$ 20,275	$ –

[4] Includes intangible assets of foreign operations of $2.6 million

23. Discontinued Operations

During fiscal 2004 the Company sold the assets of its Heartland Pork, Heartland Feeds and Aquaculture operations. The Company does not have any continuing involvement in these operations. The results of these operations for the prior periods have been classified as discontinued operations, in accordance with CICA 3475 Disposal of Long-Lived Assets and Discontinued Operations.

In the 15-month period ended October 31, 2007, no amounts were recovered or expensed for discontinued operations. The fiscal 2006 recoveries from discontinued operations represent $7.4 million in after-tax recoveries related to filings under the Canadian Agricultural Income Stabilization Program ("CAIS"), a joint federal/provincial risk management program. The CAIS filings represent a recovery of a portion of the operating losses incurred by these discontinued operations in prior years.

24. Commitments, Contingencies and Guarantees

a) Lease Commitments

The Company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to railcars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at October 31, 2007 are as follows:

2008	$ 17,382
2009	$ 14,844
2010	$ 11,259
2011	$ 8,087
2012	$ 6,793

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

b) Letters of Credit

At October 31, 2007, the Company had outstanding letters of credit and similar instruments of $81.8 million related to operating an agri-business (July 31, 2006 – $35.1 million). The terms range in duration and expire at various dates from December 31, 2007 to January 31, 2009. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

c) Loan Loss Provision

Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to certain customers of the Company in the Agri-products segment. Loans are stratified based on program years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets. The Company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the Company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or 11-months following the due date of the producers' loan. When the Company remits payments for delinquent accounts to the financial institution with respect to this program, the delinquent account is assigned to the Company and the Company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are to the benefit of the Company. The Company expects that loan losses will not differ significantly from those provided for in these financial statements.

As at			**October 31, 2007**	July 31, 2006
	Producer Due Date January 31	Company Reimbursement Date December 31	Producer Balance Outstanding	Producer Balance Outstanding
2005 loan program	2006	2006	**$ –**	$ 6,047
2006 loan program	2007	2007	**1,346**	182,315
2007 loan program	2008	*	**191,139**	–
			$ 192,485	$ 188,362

As at	**October 31, 2007**	July 31, 2006
Total Company provision, net of loan loss share	**$ 1,808**	$ 3,251
Net portion due within one year	**(1,808)**	(969)
Long-term portion, net of loan loss share	**$ –**	$ 2,282

* Effective January 31, 2008, the Company will terminate the loan program agreement with the financial institution.

Under a sales program, the Company shares in loan losses on a 50/50 basis with a financial institution. At October 31, 2007, the maximum exposure was $0.8 million. The Company does not expect to incur any significant losses on this program and has accrued no obligation.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

d) Indemnification of Accounts Receivable

Viterra Financial™ – the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2007, Viterra had provided $4.9 million for actual and expected future losses.

Unifeed Financial® – AU has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2007, AU has provided $0.4 million for actual and expected future losses.

e) Loan Guarantees

AU is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2007, the current outstanding balance of these guarantees is $3 million. These guarantees diminish as the underlying loans are repaid and expire between 2009 and 2014.

AU is contingently liable under two guarantees given to two third-party lenders who have provided certain financing facilities to its wholly owned foreign subsidiaries. As at October 31, 2007, the maximum amounts of the guarantees are U.S. $150,000 and JPY 2 billion, or approximately $16.6 million in aggregate.

The Company has provided guarantees to a finance company related to equipment leases and fertilizer bins entered into by producers. As of October 31, 2007, the outstanding balance was $0.2 million (2006 – $0.5 million). Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

f) Pension Plan Contingency

Funding of the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (Note 14b).

g) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

h) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

i) Other Contingencies

As at October 31, 2007, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

25. Subsequent Events

Effective November 1, 2007, AU and Pacific Elevator Limited were amalgamated with Saskatchewan Wheat Pool Inc.

On November 23, 2007, the Company entered into a settlement agreement with the GSU executive. (See Note 14b).

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 became substantively enacted. As a result, the Company will be required to re-measure its future income tax assets and liabilities using the reduced rates applicable for 2008 and subsequent years. The Company is currently assessing the impact of these rate reductions and estimates that it will record an income tax recovery of approximately $12.6 million in the first quarter of fiscal 2008.

26. Comparative Amounts

Certain prior period amounts have been reclassified in order to conform to the financial statement presentation adopted in the current year.

Senior Officers

Mayo Schmidt
President and Chief Executive Officer

Francis Malecha
Chief Operating Officer

Rex McLennan*
Chief Financial Officer

George Prosk
Senior Vice-President, Financial Products

Don Chapman
Senior Vice-President, International Grain

Andrew Muirhead
Senior Vice-President, Corporate Development

Steven Berger
Senior Vice-President, Human Resources & Transformation

Bill McGill
Senior Vice-President, Livestock Feed and Services

Doug Wonnacott
Senior Vice-President, Agri-products

Robert Miller
Senior Vice-President, North American Grain

* Mr. McLennan was appointed CFO effective February 4, 2008.

Karl Gerrand
President, Can-Oat Milling

E. Richard Wansbutter
Vice-President, Government and Commercial Relations

Raymond Dean
Vice-President & General Counsel/Corporate Secretary

Colleen Vancha
Vice-President, Investor Relations & Corporate Affairs

Mike Brooks
Chief Information Officer and Vice-President, IT

Gene Rurak
President, Western Co-operative Fertilizers Limited

Ron Cameron
Vice-President, Finance & Corporate Controller

Grant Theaker
Vice-President & Treasurer

Kevin Hallborg
Vice-President, Marketing, Sales & Country Operations

Investor Information

Annual and Special Meeting of Shareholders

The Annual and Special Meeting of Shareholders will be held at 2:00 p.m., Central Standard Time, March 12, 2008 in the Midway Ballroom, Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba, R3B 0Y3.

Fiscal Year Information

First Quarter	November 1 to January 31
Second Quarter	February 1 to April 30
Third Quarter	May 1 to July 31
Fourth Quarter	August 1 to October 31

Viterra issues its quarterly financial results within 45 days of each quarter-end. Its year-end financial information (which includes its fourth quarter) is available within 90 days of year-end as required by Canadian continuous disclosure requirements.

Common Stock

The Company's authorized common stock consists of an unlimited number of common voting shares, which participate in earnings and are traded publicly on the Toronto Stock Exchange. As at October 31, 2007, there were 204,156,350 common shares issued and outstanding. The stock symbol is VT.

Month	High	Low	Volume
October 2006	7.96	6.88	5,866,112
November 2006	7.70	6.85	10,155,819
December 2006	8.91	7.57	9,923,145
January 2007	9.02	8.12	8,016,972
February 2007	8.59	7.85	9,085,225
March 2007	8.59	7.77	11,516,913
April 2007	9.24	8.26	20,883,333
May 2007	9.60	8.20	46,486,328
June 2007	11.10	8.97	41,388,674
July 2007	12.25	10.88	41,435,531
August 2007	11.50	9.02	26,158,540
September 2007	12.21	11.20	30,883,973
October 2007	12.99	11.48	28,562,523

S&P/TSX Indices

Viterra is a member of the S&P/TSX Capped Composite Index, the S&P/TSX Midcap Index, and the S&P/TSX Capped Consumer Staple Index.

Senior Notes

Viterra has two notes outstanding.

- $100 million of Senior Unsecured Notes – the notes pay interest at a rate of 8% per annum and mature on April 8, 2013.
- $200 million of Senior Unsecured Notes – the notes pay interest at a rate of 8.5% per annum and mature on August 1, 2017.

Both notes are traded in the over-the-counter market.

Corporate Governance Information

The Company's Code of Business Ethics, Audit Committee Charter, Nominating/Corporate Governance Committee, and Compensation Committee Mandates and list of Board of Directors are available on Viterra's website at www.viterra.ca.

Privacy Officer

Phone: 1-306-569-6984
Toll Free: 1-866-569-4411
E-mail: viterra.privacy@viterra.ca

Company Reports

Copies of the Company's Annual Report, Quarterly Reports, Annual Information Form and other regulatory filings are available by contacting Investor Relations and Corporate Affairs at:

Viterra
Investor Relations and Corporate Affairs
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
Phone: 1-306-569-4859
Toll Free: 1-866-569-4411
investor@viterra.ca

Copies are also available on the Company's website at www.viterra.ca or through the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com.

Share Transfers/Lost Certificates

Share transfer inquiries, lost certificates, changes of address or other shareholder inquiries should be directed to the Company's transfer agent, Computershare Investor Services Inc.

United Grain Growers/Agricore Share Certificates

Shareholders who previously held common or preferred shares in United Grain Growers or Agricore/Agricore United may contact Computershare toll-free at 1-866-997-0995 to redeem their shares.

Investor Information

Transfer Agent Information

Computershare Investor Services Inc.
600 – 530 8th Avenue SW
Calgary, Alberta T2P 3S8
Toll Free: 1-866-997-0995
e-mail: service@computershare.com
website: www.computershare.com

Investor Inquiries

Investor Relations
Email: investor@viterra.ca
Phone: 1-306-569-4859
Toll Free: 1-866-569-4411
Fax: 1-306-569-4400

Corporate Offices - Viterra

Regina
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
Phone: 1-306-569-4411
Toll Free: 1-866-569-4411
Fax: 1-306-569-4708

Winnipeg
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7

Calgary
Bow Valley Square 2
3400 – 205 5th Avenue SW
Calgary, Alberta T2P 2V7

Legal Counsel

MacPherson Leslie & Tyerman LLP
Barristers and Solicitors
Regina, Saskatchewan

Balfour Moss
Barristers and Solicitors
Regina, Saskatchewan

Auditors

Deloitte & Touche LLP
Chartered Accountants
Regina, Saskatchewan

Glossary of Terms

Accredited Exporter
Grain marketing companies authorized to fulfill Canadian Wheat Board (CWB) export sales commitments on behalf of the CWB.

Agent of the CWB
Grain handling companies that enter agreements with the CWB to purchase, process and ship grain for CWB accounts.

Agronomy
Branch of agriculture that studies crops and soils. Agronomists research crop rotation, plant breeding, soil classification, soil fertility, tillage management, weed control and pest management.

Anhydrous Ammonia
A cost-effective nitrogen fertilizer that's also known as NH_3 (82-0-0). It's applied by injection below the soil surface either before or during seeding.

Biodiesel
A biofuel made by combining animal fat or vegetable oil with alcohol. It can be substituted for diesel as a stand-alone fuel or mixed as a diesel additive.

Biofuel
Renewable liquid fuels made from plant matter, not fossil fuels. Examples are ethanol and biodiesel.

Blending
Mixing varying grades of grain to achieve specific blends. Blending also refers to combining fertilizer types to meet desired nutrient levels to maximize yields.

Bundling
Selling complementary products and services together to provide competitive buying power to farmers.

Canadian Wheat Board (CWB)
The Canadian Wheat Board is the marketing authority for western Canadian wheat, durum and barley for export and domestic human consumption.

Cash ticket
Cheque issued to a farmer for the purchase of cereal grains, special crop grains or oilseeds.

Certified seed
Seed that meets basic standards of purity and viability.

Contract calls
A formal request by CWB asking farmers to deliver a portion of their wheat and barley crops into the primary elevator system.

Crop Protection Products
Products such as herbicides, insecticides and fungicides that are applied to fields to manage weeds, insects and diseases.

Crop rotation
Yearly crop alternating to control weeds, insects, disease, and to replenish nutrients and reduce erosion.

Deferred cash ticket
A deferred payment made at the request of the producer for commodities delivered to grain companies.

Desiccant
Chemical agent that is used to advance crop maturity prior to harvest.

Ethanol
A biofuel derived from grain and corn that can be used instead of or as an additive to gasoline. Ethanol is primarily used in transportation applications.

Fertilizer
Products that contain essential nutrients for plant growth, especially nitrogen, phosphorus and potassium.

Fungicide
Chemical applied to seed or crop foliage to control, suppress or kill fungi that cause plant diseases.

Germination
First stage in the development of a plant from seed.

Glyphosate
Broad-spectrum foliar applied herbicide that is effective in the control of weeds, including both grass and broadleaf species.

Grading
Standard system used to determine grain quality, including kernel colour, plumpness, protein concentration and size.

Grain Marketing contracts
Contracts that provide pricing choices to farmers and end-users. These contracts can be customized to meet various marketing strategies.

Herbicide
Chemical that is used to control, suppress, or kill weeds before or after crop emergence.

Hybrid
Offspring seed produced by combining genetically different parent plants. Typically, hybrids are the result of two varieties being cross-pollinated to produce a third, which has more favoured qualities.

Inputs
Components needed to grow a crop, including seed, fertilizer and crop protection products.

London InterBank Offered Rate (LIBOR)
LIBOR is a rate of interest at which banks offer to lend money to one another, in marketable size, in the London interbank market. It is used as a measure of the cost of wholesale funds to banks and as a basis for pricing bank loans to customers.

Metric tonne
Equals 2,204.6 pounds, as opposed to an imperial ton, which is 2,000 pounds.

MMT
Million Metric Tonnes

Multi-car Unit Train
Trains with up to 112 cars, which are delivered to high throughput grain terminals within a specified timeline.

Oat Groats
Whole kernel of the oat, minus the hull, which can be processed into bran, flakes or flour.

Open-pollinated
Plant species not genetically altered and capable of reproducing in true form from one generation to the next.

Pool Return Outlook or PRO
An estimate of the total returns producers can expect when marketing their crops through the CWB.

Producer cars
Railcars loaded directly by producers that are made available through the Canadian Grain Commission (CGC) and the CWB to specific pre-approved locations, typically export terminals.

Producer terminal
Grain handling facility owned and operated as a business venture by producers.

Production contract
Legally binding agreement for a fixed term, signed before grain production begins. A grain producer agrees to sell to the grain company a specifically designated crop raised on identified acres. The grain producer is paid according to specified terms.

Proprietary Seed
Seed owned and distributed solely by one company. Viterra owns the rights to several proprietary seed varieties, such as SP Banner, an early maturing, high-yielding canola.

Railcar incentives
Efficiency rebate supplied by the railways to grain companies for loading multiple car units.

Special crop
The term "special crop" refers to a diverse group of crops such as pulses (chickpeas, dry beans, dry peas and lentils), buckwheat, canary seed, mustard seed, specialty oats and sunflower seed.

Summer fallow
Agricultural land that is left unseeded during a growing season. Fallowing is often done to conserve moisture and replenish nutrients. Weed control is accomplished by tillage or herbicide application.

Tendering
Process by which the CWB tenders a portion of its annual exports to grain companies, and companies 'bid' either at a premium or a discount to fulfill export sales.

Urea
Urea (46-0-0) is a single nutrient fertilizer that contains a large amount of nitrogen and is manufactured from ammonia and carbon dioxide. Urea contains the highest nitrogen percentage (46%) of all granular fertilizers and is widely used as a nitrogen fertilizer for crops.

By choosing 25% post-consumer recycled fibre instead of virgin paper for this report, the following savings to our natural resources were realized:

Trees Saved	**Wood Saved** (Tons)
149	21
Wastewater (Water Saved – Gallons)	**Solid Waste** (Landfill Reduced – Lbs.)
54,257	8,977
Net Greenhouse Gases Reduced (Lbs. CO_2 Equiv.)	**Energy Reduced** (Million BTUs)
16,550	103

Data research provided by Environmental Defense (www.environmentaldefense.org/papercalculator)

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-1715
www.fsc.org

VITERRA™

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on March 12, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, (Toronto time), on March 10, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

07JA08069.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Saskatchewan Wheat Pool Inc. (the "Corporation") hereby appoint: Terry Baker, Chairman of the Board, or failing him, Douglas Kitchen, Lead Director of the Board, or failing him, Mayo Schmidt, President and CEO OR **Enter the name of the person you are appointing if this person is someone other than the foregoing.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of **Saskatchewan Wheat Pool Inc.** to be held at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba on March 12, 2008 at 2:00 PM (Winnipeg time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ryan Anderson	☐	☐	02. Terry Baker	☐	☐	03. Thomas Birks	☐	☐
04. Vic Bruce	☐	☐	05. Thomas Chambers	☐	☐	06. Dallas Howe	☐	☐
07. Douglas Kitchen	☐	☐	08. Harold Milavsky	☐	☐	09. Herb Pinder, Jr.	☐	☐
10. Mayo Schmidt	☐	☐	11. Larry Ruud	☐	☐	12. Bonnie DuPont	☐	☐

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2. Appointment of Auditors

To appoint Deloitte & Touche LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

For ☐ Withhold ☐

3. Name Change of the Corporation

To approve a special resolution changing the name of the Corporation to Viterra Inc., the details of which are more particularly described in the form attached as Appendix A to the accompanying Management Information Circular dated February 1, 2008 (the "Information Circular").

For ☐ Against ☐

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4. Amendments to the Management Stock Option Plan

To authorize and approve amendments to the Management Stock Option Plan, the details of which are more particularly described in the form attached as Appendix B to the accompanying Information Circular.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 5 3 2 4 A R 1 S W T Q

VITERRA™

Notice of Annual and Special Meeting of Holders of Common Shares to Be Held on March 12, 2008

AND

Management Information Circular

DATED FEBRUARY 1, 2008

TABLE OF CONTENTS

VITERRA

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES

TO BE HELD ON MARCH 12, 2008

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the holders of the common shares (the "**Common Shares**") of Saskatchewan Wheat Pool Inc., carrying on business as Viterra (the "**Company**"), will be held at **The Fairmont Winnipeg,** 2 Lombard Place, Winnipeg, Manitoba on March 12, 2008 at 2:00 p.m. (Winnipeg time) for the following purposes:

1. to receive the Annual Report and the Consolidated Financial Statements of the Company for the 15 month period ended October 31, 2007, together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors;
4. to consider and, if thought fit, pass the special resolution, in the form attached as Appendix A to the accompanying Management Information Circular, authorizing the Company to change its name to Viterra Inc. and to file articles of amendment to effect such name change;
5. to consider and, if thought fit, pass the ordinary resolution, in the form attached as Appendix B to the accompanying Management Information Circular, authorizing and approving amendments to the Management Stock Option Plan; and
6. to consider such other business as may properly come before the Meeting.

The Board of Directors of the Company has fixed **January 29, 2008** as the record date to determine which Shareholders are entitled to receive notice of and to vote at the Meeting. The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If your Common Shares are not held in your name and you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Shareholders". Unless otherwise extended by the Company, proxies must be received by the Company's agent, Computershare Investor Services Inc., by no later than 4:00 p.m. (Toronto time) on March 10, 2008 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1.

DATED at Regina, Saskatchewan, this 1st day of February 2008.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President &
General Counsel/Corporate Secretary

VOTING RIGHTS AND SOLICITATION OF PROXIES

Record Date for Meeting

Only holders (the "**Shareholders**") of common shares (the "**Common Shares**") of Saskatchewan Wheat Pool Inc., carrying on business as Viterra (the "**Company**" **or** "**Viterra**") of record on **January 29, 2008** (the "**Record Date**") are entitled to vote at the annual and special meeting to be held March 12, 2008 (the "**Meeting**") or any adjournment or adjournments thereof unless, after the Record Date, a holder of record transfers Common Shares, and the transferee upon producing a properly endorsed certificate or certificates evidencing such Common Shares or otherwise establishing ownership of such Common Shares requests, not later than 10 days before the Meeting, that the transferee's name be included in the applicable list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Company. The costs incurred in the preparation and mailing of the accompanying Form of Proxy (the "**Form of Proxy**"), notice of annual and special meeting (the "**Notice of Meeting**") and this Management Information Circular (the "**Circular**") will be borne by the Company.

Appointment and Revocation of Proxies

A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE COMPANY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE APPLICABLE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES, OR SUBMIT ANOTHER APPROPRIATE PROXY.

In order to be effective, each proxy must be completed as outlined therein and delivered to the attention of Computershare Investor Services Inc., 100 University Ave., 9th floor, Toronto, ON, M5J 2Y1 by 4:00 p.m., E.S.T., on March 10, 2008, or by delivering it to the Chair of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

The registered Shareholders electing to submit a proxy by mail must complete, date and sign the Form of Proxy. It must be returned to Computershare Investor Services Inc., either in the postage pre-paid return envelope provided or by fax toll free at 1-866-249-7775 or 416-263-9524. The registered Shareholders electing to submit a proxy by telephone or Internet should follow the instructions set forth on the proxy.

A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, executed by a duly authorized director, officer or attorney thereof and deposited with Computershare Investor Services Inc. at the addresses described above, or the Company, Attention: Corporate Secretary at any time prior to 4:00 p.m., E.S.T., on March 10, 2008, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting and, upon such deposit, the previous proxy is revoked.

Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN.** The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of printing this Circular, management of the Company knows of no such amendment, variation or other matter.

Non-Registered Shareholders

The information set forth in this section is of importance to Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.

Only registered holders of the Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. Non-Registered Shareholders (defined below) holding Common Shares are permitted solely to attend but not to vote at the Meeting, unless appointed as a proxyholder.

In many cases, Common Shares beneficially owned by a holder (a **"Non-Registered Shareholder"**) are registered in the name of an intermediary (an **"Intermediary"**) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy (collectively, the **"meeting materials"**) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

The Company has retained Computershare Investor Services Inc. (**"Computershare"**) and Broadridge Financial Solutions, Inc. (**"Broadridge Financial Solutions, Inc."**) to forward the meeting materials to Non-Registered Shareholders who have not waived the right to receive meeting materials. Computershare or Broadridge Financial Solutions, Inc. will provide such Non-Registered Shareholder with a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form (which the Company understands will permit the completion of the voting instruction form by telephone, facsimile, Internet vote, e-mail or regular mail).

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Please note that Non-Registered Shareholders beneficially owning Common Shares are permitted to attend the Meeting. **Should a Non-Registered Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should advise Computershare or Broadridge Financial Solutions, Inc., as applicable, in accordance with the instructions set out on the voting instruction form.**

Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, Computershare or Broadridge Financial Solutions, Inc., including any instructions as to the time within which Non-Registered Shareholders will be required to return voting instruction forms to the Intermediaries, Computershare or Broadridge Financial Solutions, Inc., as applicable.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary, Computershare or Broadridge Financial Solutions, Inc., as applicable, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of January 18, 2008, there were 204,156,350 Common Shares outstanding, each share carrying the right to one vote. The Directors have fixed the close of business on January 29, 2008 as the Record Date for the Meeting. Only Shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the meeting.

ELECTION OF DIRECTORS

A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the Meeting, except as otherwise specified.

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

To the knowledge of the Company's Directors and executive officers, no person or company beneficially owns, directly or indirectly, or controls or directs, 10% or more of the Common Shares, other than Third Avenue Management LLC (**"TAM"**). The Company has been advised by TAM that it has dispositional and voting authority over securities held by various funds and accounts over which TAM has investment advisory authority (collectively, the **"Accounts"**). As at January 23, 2008, the Accounts managed by TAM held 21,635,954 Common Shares of the Company, representing approximately 10.60% of the issued and outstanding Common Shares.

Financial Statements

The Consolidated Financial Statements for the 15 month period ended October 31, 2007 are included in the 2007 Annual Report.

Election of Directors

The number of Directors to be elected at the meeting is 12. The Articles of the Company provide that the Board shall consist of a minimum of five Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that following the Meeting there will be 12 Directors.

The table below contains the names of the nominees for election as Directors and, unless authority is withheld, the persons named in the accompanying Form of Proxy intend to vote for these nominees. Biographies of each nominee can be found in Appendix G. Management does not contemplate that any of these nominees will be unable to serve as a Director but, should that occur for any reason, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the Shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the Company, hold office until the close of the next annual meeting of Shareholders of the Company or until his or her successor is elected or appointed in accordance with the bylaws. The information indicated in the following table is as of January 31, 2008.

As disclosed previously during the Company's 2005 recapitalization, farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd ("**WFLC**"), a self-governing organization funded by the Company. This organization, whose membership includes customers of the Company, provides a slate of candidates to the Company's Nominating/Corporate Governance Committee, from which it is anticipated at least four will be selected to form part of the slate of candidates to be voted on by Shareholders. WFLC provided a slate of four candidates to the Company's Nominating/Corporate Governance Committee, the first three being Messrs. Anderson, Baker, and Bruce, all of whom are currently Directors and have been proposed for reappointment together with a new candidate, Mr. Larry Ruud. The Nominating/Corporate Governance Committee has accepted these recommendations. Mr. Rick Jensen will be retiring from the Board at the conclusion of the annual general and special meeting. In addition to the WFLC recommended nominees and the other returning Board members, the Company has elected to nominate one additional individual, being Ms. Bonnie DuPont. See "Corporate Governance – Composition of the Board."

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Age	Common Shares Held	Deferred Share Units
Ryan Anderson, Melfort, SK	Director (2)	1998-2008	[1]Bagley Farms Ltd. & Anderson Farms Partnership	42	819	12,302
Terry Baker, Denzil, SK	Chairman Director President	2004-2008 2001-2008 2004-May 2005	[2]President, Franklin Land and Cattle Co. Ltd.	57	2,144	19,437
Thomas Birks, Montreal, QC	Director (1)(2)	2005-2008	[3]President, Birinco Inc.	61	35,004	19,487
Vic Bruce, Tuxford, SK	Director (3)	2002-2008	[4]President, Sunrise Farms	59	1,402	11,561
Thomas Chambers, Vancouver, BC	Director (2)(3)	2006-2008	[5]President, Senior Partner Services Ltd.	63	0	21,487
Dallas Howe, Calgary, AB	Director (3)	2005-2008	[6]CEO of DSTC Ltd. GE Healthcare Information Technologies (2002-2005)	63	121	22,346

Douglas Kitchen, Nashville, TN	Director (1) Lead Director Board Advisor	2008 2003-2006 2000-2003	[7]Managing Director, Rosenthal Collins Group	64	22,500	15,232
Harold P. Milavsky, Calgary, AB	Director (1) (2)	2003-2008	[8]Chairman, Quantico Capital Corporation	76	12,366	13,350
Herb Pinder, Jr., Saskatoon, SK	Director (1)	2003-2008	[9]President, Goal Group of Companies	61	23,333	28,905
Mayo Schmidt, Calgary, AB	Director President and Chief Executive Officer Chief Executive Officer	2005-2008 2005-2007 2000-2005	President and Chief Executive Officer of the Company	50	13,360	Note 1
Larry Ruud, Vermilion, AB	Nominee for Director	2008	[10]Advisory Services Partner, Meyers, Norris, Penny LLP	43	--	n/a
Bonnie DuPont, Calgary, AB	Nominee for Director	2008	[11]Group Vice President, Corporate Resources, Enbridge	61	1,500	n/a

[1] Farming operations.
[2] Farming operation.
[3] Birinco Inc. is an investment company.
[4] Farming operation.
[5] Senior Partner Services Ltd. provides the services of advisors and directors to a number of companies.
[6] DSTC Ltd. is a technology investment company.
[7] Rosenthal Collins Group is a large commodities clearing house.
[8] Quantico Capital Corporation's main business is real estate ownership development and management.
[9] Goal Group of Companies acts on behalf of professional athletes.
[10] Meyers, Norris, Penny LLP is a chartered accounting and business advisory firm.
[11] Enbridge is an energy transportation and distribution company.

Note 1 - Mayo Schmidt does not participate in the Directors' DSU Program.

Committees:
(1) - Nominating/Corporate Governance
(2) - Audit
(3) - Compensation

The attendance of the Directors at Board meetings, the compensation paid to Directors and the Board composition (including the independence of the Directors) are disclosed under "Corporate Governance" in this Circular.

Other public company directorships:

1. Mr. Howe is also the CEO of DSTC and Chairman of the Boards of Potash Corporation of Saskatchewan Inc. and Advanced Data Systems;
2. Mr. Milavsky is also an advisor to Canadian Aspen Properties Ltd; is a director of 13 funds in the Citadel Group of Funds; and is Chairman of Prime West Energy Inc.;
3. Mr. Pinder is also a director of Profound Energy Ltd. and Arc Resources Ltd. (Arc Energy Trust); and
4. Mr. Chambers is also a director of Catalyst Paper Corporation, Coopers Park Corporation and MacDonald Dettwiler and Associates.

The Company initiated a disposition of its hog operations in 2004 through a court supervised process under *The Companies' Creditors Arrangement Act* (Canada). The securities of certain of the entities that owned and operated these hog operations on behalf of the Company and other Shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.

APPOINTMENT OF AUDITORS

Action is to be taken at the Meeting to appoint an auditor for the Company. **Unless such authority is withheld by a Shareholder, the persons named in the accompanying Form of Proxy intend to vote for the reappointment of the firm Deloitte & Touche LLP, the present auditors of the Company, to hold office until the next annual meeting of Shareholders.**

CHANGE OF CORPORATE NAME

At the Meeting or any adjournment thereof, the Shareholders will be asked to consider and, if deemed advisable, pass, with or without amendment, a special resolution in the form set out in Appendix A to this Circular (the "**Name Change Resolution**") to authorize the change of name of the Company from "Saskatchewan Wheat Pool Inc." to "Viterra Inc." (the "**Name Change**").

As of August 30, 2007, following the acquisition of United Grain Growers Limited (carrying on business as Agricore United) and as part of a launch of a new brand and vision, the Company commenced carrying on business under the business name "Viterra". The Company is now approaching the Shareholders to approve an amendment to the Articles of the Company to formally change the corporate name to "Viterra Inc."

The Board of Directors recommends the approval of the Name Change Resolution. **Unless such authority is withheld by a Shareholder, the persons named in the accompanying Form of Proxy intend to vote in FAVOUR of the Name Change Resolution.**

In order for the Name Change Resolution to be effective, it must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting or any adjournment thereof.

AMENDMENTS TO THE MANAGEMENT STOCK OPTION PLAN

At the Meeting or any adjournment thereof, the Shareholders will be asked to consider, and, if deemed advisable, pass a resolution in the form set out in Appendix B to this Circular (the "**Amendment Resolution**") approving and ratifying amendments (**the "Amendments"**) to the Management Stock Option Plan (the "**Plan**") that were approved by the Board on January 18, 2008, subject to Shareholder approval.

Background and Plan Provisions Prior to the Amendments

The Plan was adopted by the Company effective April 18, 1996 and subsequently amended on February 21, 2001. The Plan was established by the Company in order to attract, encourage and increase the incentive for continued service of key members of the Company's management and its Board of Directors by facilitating their purchase of an equity interest in the Company.

The Plan, prior to the amendments adopted on January 18, 2008, (as further explained below under "Amendments to Plan"), provided as follows.

A person must be a Director of the Company, a bona fide full-time permanent employee of the Company or a bona fide full-time employee of a wholly owned subsidiary of the Company to be eligible to participate in the Plan.

The option price per Common Share in respect of an option granted pursuant to the Plan (an "Option") is equal to the market price of the Common Shares at the close of business on the last trading day of the Toronto Stock Exchange (the "TSX") before the date of grant, provided that the Company may determine with respect to a particular grant of an Option to fix the Option price at an amount equal to the weighted average of the trading prices on the TSX for the five trading days immediately preceding the date of grant. The Company in its discretion designates the term of any Options granted pursuant to the Plan, provided that such term cannot exceed 10 years.

Options granted under the Plan are not assignable. The number of Common Shares issuable to any one person pursuant to Options or any other stock option plan or other arrangement of the Company cannot exceed 5% of the issued and outstanding Common Shares.

Under the Plan, the Company may, in its sole discretion, make loans or provide guarantees for loans by financial institutions to assist participants to purchase Common Shares upon the exercise of the Options and to assist the participants to pay any income tax eligible upon exercise of the Options.

Options terminate after the earliest of: (a) in the event of a participant's retirement, three years from the date thereof; (b) in the event of a participant's death, 12 months from the date thereof; (c) in the event of termination of employment of a participant as a result of a disability, 12 months from the date thereof; (d) in the event of termination of employment of a participant by the Company, without cause, the greater of: (i) three months from the date thereof; or (ii) the last day of the period of notice or pay in lieu of notice provided by the Company to the participant; (e) in the event of termination of employment of a participant where the Company alleges cause, the date thereof; (f) in the event of any other termination of employment of a Participant (including resignation), three months from the date thereof; (g) in the case of a Director ceasing to be a Director of the Company, three months from the date thereof; and (h) the latest exercise date of the Option.

In the event of the disposition of substantially all of the assets of the Company, or the dissolution, merger, amalgamation or consolidation of the Company with or into any other corporation, or change of control or takeover, the Board of Directors may amend any outstanding Options to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction.

The Plan contains anti-dilution adjustment provisions in respect of the exercise price and the number of shares for which outstanding Options are exercisable in the event of certain capital reorganizations and distributions of securities or assets.

In addition, the Plan currently contains a general amendment provision, which provides that the Company may, at any time, add to or amend any provision of the Plan or an Option or terminate or discontinue the Plan, subject to certain limited restrictions described in the Plan and subject to any required approval of any regulatory authority or stock exchange.

Amendments to Plan

Increase Number of Shares

Under the Amendments, the maximum number of Common Shares that may be issued under Options issued pursuant to the Plan will increase from 3,655,319 Common Shares to 10,187,475 Common Shares. Prior to the Amendments and the Option grants to Fran Malecha, Mayo Schmidt and other managers in connection with the AU Transaction/Synergy Attainment Award Program on January 18, 2008, there were only 103,185 Common Shares available for future Option grants. (See "Agricore United (AU) Transaction/Synergy Attainment Award Program".) In addition to providing for these Option grants (which are conditional on Shareholder approval of the Amendment Resolution), the Board considers it prudent to ensure a sufficient number of Common Shares are reserved for issuance and available for Option grants over the next several years.

If the above-mentioned Option grants to participants in the AU Transaction/Synergy Attainment Award Program are included at their maximum number, there are options currently outstanding for 634,412 Common Shares, which represent 0.35% of the issued and outstanding Common Shares of the Company.

Once the 727,723 Common Shares that can potentially be issued under currently granted Options (including the foregoing Options granted in connection with the AU Transaction/Synergy Attainment Award Program) are deducted, 9,375,462 Common Shares (representing 4.59% of the issued and outstanding Common Shares of the Company at December 31, 2007) would be reserved for subsequent Option grants.

Amendment Procedures

The TSX has advised that TSX issuers with general amendment provisions in their security-based compensation plans will no longer be able to make amendments to those plans and any outstanding awards under the plans, including amendments considered to be of a "housekeeping nature", without Shareholder approval, unless such plan provides for a specific amendment procedure approved by a majority of Shareholders. The Plan currently contains a general amendment provision.

Accordingly, the Board amended the Plan on January 18, 2008 to introduce a number of amendments (the "Amendments"), including a specific amendment provision. It provides that the Plan can be amended at any time, without the further approval of the Shareholders of the Company, to the extent that any such amendment:

(a) is necessary to conform the Plan to applicable law or regulation or the requirements of the TSX or any relevant regulatory authority;

(b) is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(c) is an amendment to the Plan respecting administration of the Plan or the criteria to be an Eligible Person;

(d) alters, extends or accelerates the terms of vesting applicable to or other terms or conditions of any outstanding Options;

(e) amends or modifies the mechanics for exercising Options or tandem share appreciation rights ("SARs") or amends any of the exercise provisions;

(f) adds or amends any form of financial assistance;

(g) adds a cashless exercise feature; or

(h) makes any other amendments of a housekeeping nature,

provided that Shareholder approval is required for any amendment to the Plan that (i) amends the number of shares reserved for issuance under the Plan; (ii) changes the manner of determining the Option price; or (iii) extends the exercise date for an Option for an insider, other than any permitted extension thereto due to a blackout period.

Any other amendment to the Plan must be approved by the Shareholders.

Blackout Periods

The TSX has advised that TSX issuers with security-based compensation arrangements may provide in such arrangements that, in the event that the term of an Option expires during, or immediately after, a blackout period, the expiration of such Option may be extended to shortly after the blackout period, provided that the change to the Plan has been approved by Shareholders. A blackout period is a period of time imposed by the corporation upon certain senior officers and other designated persons, during which such persons may not trade in any securities of the corporation, pending what may be a material corporate development.

The Amendments provide that, in the event that the latest exercise date falls within a blackout period or within 10 business days immediately after a blackout period ends, the latest exercise date of the Option shall be extended to 10 business days from the date that the blackout period ends.

Other Amendments

In addition to the Amendments discussed above, certain other updating changes have been made to the Plan, the most significant of which include the following:

(a) revising the definition of "Eligible Person" in Section 2.1(l) of the Plan;

(b) adding a definition of "Retirement";

(c) adding a new Article 3 relating to administration of the Plan;

(d) clarifying the extent of the Board's discretion to impose vesting and exercise conditions in connection with Option grants in Section 4.3 of the Plan;

(e) providing the Board with the discretion to issue tandem SARs with options in a new Article 6 and setting for the exercise mechanics for tandem SARs in a new Section 5.6 of the Plan;

(f) specifying the maximum number of shares that may be reserved for insiders and issued to insiders under security-based compensation arrangements in new Sections 7.4, 7.5 and 7.6;

(g) revising the anti-dilution provision in Section 8.1 of the Plan;

(h) revising the reorganization or change in control provision in Section 11.1 of the Plan;

(i) providing for a limited right of an Option holder to transfer an Option to a registered retirement income fund, registered retirement savings plan or a family trust in Section 14.3 of the Plan;

(j) referring to the Company by its business name, Viterra;

(k) removing historical references to delegates, Class "B" non-voting shares and Heartland Livestock Services; and

(l) revising a number of the definitions and certain other provisions in connection with the foregoing changes.

A copy of the amended Plan approved by the Board on January 18, 2008, which is being put before the Shareholders for confirmation and approval, is set out as Appendix C to this Circular.

The Board of Directors recommends that Shareholders vote in favour of the Amendment Resolution. **Unless such authority is withheld by a Shareholder, the persons named in the accompanying Form of Proxy intend to vote in FAVOUR of the Amendment Resolution set out in Appendix B to this Circular.**

In order for the Amendment Resolution to be effective, it must be approved by a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth compensation earned by the President and Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), the other three most highly compensated officers of the Company and the former Chief Financial Officer (collectively, the "Named Executive Officers") for services provided in the 15-month fiscal period ended October 31, 2007 and the fiscal years ended July 31, 2006, and 2005.

Summary Compensation Table
(15 months for fiscal 2007)

Name and Principal Position	Fiscal Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus[1] ($)	Annual Compensation: Other Annual Compensation[2] ($)	Long-Term Compensation – Awards: Securities Under Options Granted[3] (#)	Long-Term Compensation – Awards: Restricted Share Units or Performance Share Units ($) (conditional vesting) RSU[4]	Long-Term Compensation – Awards: Restricted Share Units or Performance Share Units ($) (conditional vesting) PSU[5]	Long-Term Compensation – Payouts: LTIP Payouts[6] ($)	All Other Compensation ($)	Total ($)
Mayo M. Schmidt	2007	1,005,625	746,521	-	-	180,950	542,850	476,000	19,000[7]	2,970,946
President and Chief	2006	800,000	560,000	37,178[8]	-	365,950	1,097,850	458,666	11,658[7]	3,331,302
Executive Officer	2005	800,000	593,600	374,872[9]	-	-	-	229,333	11,658[7]	2,009,463
David Carefoot Chief Financial Officer[10]	2007	183,077	-	-	-	-	-	-	1,525,482[11]	1,708,559
Francis J. Malecha	2007	505,315	244,501	-	-	35,658	106,967	161,186	10,909[14]	1,064,536
Chief Operating Officer[12]	2006	347,514	178,042	300,000[13]	-	70,375	211,125	147,920	10,364[14]	1,265,340
	2005	334,594	158,984	-	-	-	-	73,960	9,818[14]	577,356
Karl Gerrand	2007	330,037	109,719	-	-	25,375	76,125	75,241	11,917[15]	628,414
President, Can-Oat	2006	239,563	104,873	-	-	50,670	152,010	69,049	8,607[15]	624,772
Milling	2005	208,175	90,838	-	-	-	-	34,525	7,917[15]	341,455
Robert D. Miller	2007	321,276	120,786	25,000[13]	-	21,875	65,625	26,775	13,398[14]	594,735
Senior Vice President	2006	225,000	92,160	50,000[13]	-	42,225	126,675	-	13,236[14]	549,296
Grain Group[16]	2005	74,279	20,625	50,000[13]		-	-	-	4,457[14]	149,361
Wayne Cheeseman	2007	368,700		-	-	-	-	190,400	2,935,186[18]	3,494,286
Former Chief	2006	407,500	205,000	200,000[13]	-	112,600	337,800	149,066	10,364[14]	1,422,330
Financial Officer[17]	2005	381,250	193,800	-	-	-	-	74,533	9,818[14]	659,401

Notes:

(1) Bonuses are incentive cash payments under the Company's short-term incentive plan ("STIP"). They are reported as compensation for the fiscal year for which they were earned and are based on the extent to which objectives including financial and business unit components are met.

(2) In the 15-month fiscal period ended October 31, 2007, and the fiscal years ended July 31, 2006 and 2005, the value of perquisites and benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of such officer.

(3) All share Options are for the purchase of Common Shares of the Company. Subsequent to October 31, 2007, Fran Malecha and Mayo Schmidt elected to have any synergy attainment award paid in share options issued under the amended Management Stock Option Plan. As a result, they were granted options in lieu of a cash award. Fran Malecha's Option grant is for a minimum 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. See "AU Transaction/Synergy Attainment Award Program".

(4) Payments under the Company's long-term incentive plan ("LTIP") in the form of Restricted Share Units vest three years after the date of grant (See "Long-Term Compensation"). The plan was introduced in fiscal 2006. The following restricted share units ("RSUs") were granted to the Named Executive Officers on November 1, 2006:

Mayo M. Schmidt	25,850
Francis J. Malecha	5,094
Robert D. Miller	3,125
Karl Gerrand	3,625
Wayne Cheeseman	7,188

The values disclosed in the Restricted Share Units column above are based on the closing price on the date of grant of $7.00. The closing price at October 31, 2007 was $12.77. The RSUs granted on November 1, 2006 do not vest until November 1, 2009.

The following RSUs were granted to the Named Executive Officers on November 1, 2005:

Mayo M. Schmidt	65,000
Francis J. Malecha	12,500
Robert D. Miller	7,500
Karl Gerrand	9,000
Wayne Cheeseman	20,000

The values disclosed in the Restricted Share Units ("RSUs") column above are based on the closing price on the date of grant of $5.63. The closing price at July 31, 2006 was $7.78. The RSUs granted on November 1, 2005 do not vest until November 1, 2008.

(5) Payments under the Company's LTIP in the form of Performance Share Units ("PSUs") are currently based on achieving EBITDA Targets against the business plan (see "Long-term Compensation"). The plan was introduced in fiscal 2006. The following PSUs were granted to the Named Executive Officers on November 1, 2006.

Mayo M. Schmidt	77,550
Francis J. Malecha	15,281
Robert D. Miller	9,375
Karl Gerrand	10,875
Wayne Cheeseman	21,562

The values disclosed in the Performance Share Units ("PSUs") column above are based on the closing price on the date of grant of $7.00. The closing price at October 31, 2007 was $12.77. The PSUs granted on November 1, 2006 do not vest until November 1, 2009. With the merger of Saskatchewan Wheat Pool Inc. and Agricore United, a decision was made to base the number of performance share units on the performance of the Saskatchewan Wheat Pool Inc. for the period August 1, 2006 to July 31, 2007. Based on this, the above performance share units will be paid at 200% of the amount shown above.

The following Performance Share Units ("PSUs") were granted to the Named Executive Officers on November 1, 2005:

Mayo M. Schmidt	195,000
Francis J. Malecha	37,500
Robert D. Miller	22,500
Karl Gerrand	27,000
Wayne Cheeseman	60,000

The values disclosed in the PSUs column above are based on the closing price on the date of grant of $5.63. The closing price at July 31, 2006 was $7.78. The PSUs granted on November 1, 2005 do not vest until November 1, 2008. With the merger of Saskatchewan Wheat Pool Inc. and Agricore United, a decision was made to base the number of performance share units on the performance of the Saskatchewan Wheat Pool Inc. for the period August 1, 2006 to July 31, 2007. Based on this, the above performance share units will be paid at 200% of the amount shown above.

(6) Payments under the previous Company's long-term incentive plan (LTIP) were based on achieving targets against the business plan. Payments are vested over a three-year period and paid out in cash at the end of the three years. As this was a new program in 2004, transition payments were being made for the first two years based on the individual's salary, target award percentage and position. The first and second transition payments were made on November 1, 2004 and November 1, 2005 respectively. Based on fiscal 2004 performance, the following LTIP payments were made to the Named Executive Officers in November 2006 and have been included in the summary compensation table:

Mayo M. Schmidt	$458,666
Francis J. Malecha	$147,920
Karl Gerrand	$ 69,049
Wayne Cheeseman	$149,066

Based on fiscal 2005 performance and assuming full vesting, the following LTIP payments were received by the Named Executive Officers in November 2007, with the exception of Mr. Cheeseman, who received this payment as part of his CIC Agreement. These were the final payments under this LTIP plan.

Mayo M. Schmidt	$476,000
Francis J. Malecha	$161,186
Robert D. Miller	$ 26,775
Karl Gerrand	$ 75,241
Wayne Cheeseman	$190,400

(7) Reflects pension contributions to a personal RRSP.
(8) This payment included a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $37,178. This benefit was discontinued effective June 8, 2006.
(9) This payment includes a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $41,539, and the third and final payment of $333,333 of a three-year bonus related to the successful completion of the 2003 financial restructuring of the Company. This bonus represents the final payment under this plan made on November 1, 2005.
(10) Mr. Carefoot joined the Company on May 29, 2007 through the acquisition of Agricore United and his compensation subsequent to such date has been included.
(11) This payment represents contributions to the Agricore defined contribution pension plan of $18,308 plus payments through the RSUs and stock options triggered as a result of the acquisition of Agricore United of $1,507,174.
(12) Mr. Malecha was appointed Chief Operating Officer on June 20, 2007.
(13) This payment reflects final retention bonuses paid.
(14) This payment represents contributions to the Company's defined contribution pension plan.
(15) This payment represents contributions to Can-Oat Milling's registered retirement savings plan.
(16) Mr. Miller joined the Company on April 4, 2005 as the Vice-President, Grain Merchandising. He was promoted to the Senior Vice-President, Grain Group on June 20, 2007.
(17) Mr. Cheeseman served as the Chief Financial Officer up to and including June 19, 2007.
(18) This payment includes contributions to the Company's defined contribution pension plan of $10,909 plus a payment under a Change of Control agreement of $2,924,277.

LTIP - Awards in Most Recently Completed Financial Year

The following table provides details on the Restricted Share Units and Performance Share Units grants on November 1, 2006 and the award under the AU Transaction/Synergy Attainment Award Program to the Named Executive Officers.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans		
Name	**Securities, Units or Other Rights (#)**	**Performance or Other Period Until Maturation or Payout (c)**	**Threshold # or $**	**Target # or $**	**Maximum # or $**
Mayo M. Schmidt	103,400	November 1, 2009(1)	35,544	122,788	180,950
	-	July 31, 2009(2)	0	$500,000	-
	224,422	July 31, 2010(2)	0	224,422	336,634
Wayne Cheeseman(3)	28,750	November 1, 2009	9,883	34,141	50,312
David Carefoot	-	-	-	-	-
Francis J. Malecha	20,375	November 1, 2009(1)	7,004	24,195	35,656
	-	July 31, 2009(2)	0	$200,000	-
	94,554	July 31, 2010(2)	0	94,554	141,832
Robert D. Miller	12,500	November 1, 2009(1)	4,297	14,844	21,875
	-	July 31, 2009(2)	0	$100,000	-
	-	July 31, 2010(2)	0	$343,500	$514,000
Karl Gerrand	14,500	November 1, 2009(1)	4,984	17,219	25,375
	-	July 31, 2009(2)	0	$60,000	-
	-	July 31, 2010(2)	0	$120,000	$180,000

Note:

(1) Under the LTIP program, 25% of the award is RSUs and 75% of the award is PSUs. RSUs vest three years after the date of grant. PSUs also vest three years after the date of grant, but the amount of the units that vest depends on the achievement of EBITDA targets over the three year period. Vesting for PSUs range from 0% for performance below 80% of the target, 125% for 100% of target performance, and 200% for performance above 110% of target.

(2) Under the AU Transaction/Synergy Attainment Award Program (for additional information, please refer to AU Transaction/Synergy Attainment Award Program), there are two components of the plan: a transaction award and a synergy attainment award. The transaction award is payable in cash. The synergy attainment award can be paid either in cash or share options under the amended Management Stock Option Plan as elected by the employee. One-half of the award under the transaction component is time vested and will be paid at July 31, 2009. The other half is performance based and paid subsequent to July 31, 2009 if the Company achieves $90 million in synergies. For the synergy attainment award, payment will be made based on achievement of synergies over $90 million.

In terms of awards to Named Executive Officers, participation in the plan was offered to Fran Malecha, Robert Miller and Karl Gerrand in August 2007 and to Mayo Schmidt in October 2007. Under the plan, Fran Malecha, Robert Miller, Karl Gerrand and Mayo Schmidt are eligible to receive a transaction award of $200,000, $100,000, $60,000 and $500,000, respectively. If $100 million in synergies is attained, the Named Executive Officers are also eligible to receive synergy attainment awards of $573,000, $343,000, $120,000 and $1,360,000, respectively (with the maximum payouts at $110 million in synergies being $859,500, $514,500, $180,000 and $2,040,000, respectively). Fran Malecha and Mayo Schmidt elected to have their synergy attainment awards paid in share Options issued under the amended Management Stock Option Plan. As a result, they were granted Options in lieu of a cash award. Fran Malecha's Option grant is for a minimum 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash (See AU Transaction/Synergy Attainment Award Program). The share option grants under the amended Management Stock Option Plan were approved by the Board on January 18, 2008 but are subject to the approval of the amendments to the Management Stock Option Plan by the Shareholders (See "Amendments to Management Stock Option Plan").

(3) As part of his severance agreement, Wayne Cheeseman received a payout under the LTIP with the calculation based on the Company achieving target performance. This amount is included in his severance payment shown under "All Other Compensation" in the Summary Compensation Table.

The following table sets forth the options exercisable during the year ended October 31, 2007 by the Named Executive Officers and the year-end value of unexercised in-the-money options held by such individuals at October 31, 2007.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)	
			Exercisable (1)	Unexercisable	Exercisable	Unexercisable
Mayo M. Schmidt	-	-	36,000	-	-	-
David Carefoot	-	-	-	-	-	-
Wayne Cheeseman(2)			2,500	-	$ 15,675	-
Francis J. Malecha	-	-	3,507	-	$ 5,496	-
Robert D. Miller	-	-	-	-	-	-
Karl Gerrand	-	-	2,685	-	$ 2,576	-

Note:

1) Amounts equal to the market value of the Company's shares on October 31, 2007 less the exercise price of the options.
2) As part of a Change in Control Agreement, Wayne Cheeseman will be entitled to exercise all options granted to him, which vest prior to June 20, 2009. Options not exercised prior to June 20, 2009 expire on that date.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights as of October 31, 2007*[1]	*Weighted average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans as of October 31, 2007(excluding securities reflected in first column)*[2]
Equity compensation plans approved by security holders	80,327	$ 77.50	103,185(3)
Equity Compensation plans not approved by security holders	-	-	-

Notes:

(1) This represents the number of Common Shares of the Company issuable upon the exercise of outstanding stock options.

(2) This represents the number of Common Shares of the Company available for future option grants under the Company's Management Stock Option Plan.

(3) No options were granted under the Management Stock Option Plan in fiscal 2006 or 2007. Prior to the following option grants in connection with the AU Transaction/Synergy Attainment Award Program, there were 103,185 Common Shares available for future option grants. Subsequent to October 31, 2007, Fran Malecha and Mayo Schmidt elected to have any synergy attainment awards paid in share options issued under the amended Management Stock Option Plan. As a result, they were granted Options in lieu of a cash award. Fran Malecha's Option grant is for a minimum of 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. See AU Transaction/Synergy Attainment Award Program. The share Options issued in connection with the synergy attainment awards are in excess of the share options that have been approved by the Shareholders to date and, as a result, the grant of these options are subject to Shareholder approval of the amendments to the Management Stock Option Plan. See "Amendments to the Management Stock Option Plan".

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards			
Name (a)	**Number of Securities Underlying Unexercised Options (#) (b)**	**Option Exercise Price ($) (c)**	**Option Expiration Date (d)**	**Value of Unexercised In-The-Money Options or Similar Instruments (1) ($) (e)**	**Number of Shares or Units of Stock that have not Vested (#) (f) RSUs**	**PSUs**	**Market or Payout Value of Stock Awards that have not Vested (1)(2) ($) (g) RSUs**	**PSUs**
Mayo M. Schmidt[3]	18,000 18,000 224,422	135.144 51.000 12.12	01/12/2010 02/21/2011 01/17/2016	- -	90,850	545,100	1,160,166	6,960,927
Wayne Cheeseman[4]	2,500	6.500	09/15/2013	$15,675	27,188	163,124	347,191	2,083,093
Francis J. Malecha[3]	1,957 375 375 800 94,554	68.400 51.000 31.000 5.900 12.12	08/23/2010 08/21/2011 08/15/2012 08/14/2013 01/17/2016	- - - $5,496	17,594	105,562	224,675	1,348,027
Robert D. Miller					10,625	63,750	135,681	814,088
Karl Gerrand	27 163 1370 375 375 375	304.000 168.000 68.400 51.000 31.000 5.900	08/20/2008 08/19/2009 08/23/2010 08/21/2011 08/15/2012 08/14/2013	- - - - - $2,576	12,625	75,750	161,221	967,328

(1) Value based on the closing price at October 31, 2007 or $12.77 per share.

(2) The outstanding equity awards in column (f) represent outstanding awards pursuant to the Long-Term Incentive Plan for 2006 and 2007 grants. The reported number of units is based on the Company achieving the maximum payout based on performance (200% for PSUs).

(3) Subsequent to October 31, 2007, Fran Malecha and Mayo Schmidt elected to have any synergy attainment award paid in share Options issued under the amended Management Stock Option Plan. As a result, they were granted Options in lieu of a cash award. Fran Malecha's Option grant is for a minimum of 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. (See "AU Transaction/Synergy Attainment Award Program.")

(4) As part of Mr. Cheeseman's CIC Agreement, he received payment of any unvested LTIP grants based on achieving target performance.

PENSION PLANS

Defined Contribution Plans

All Named Executive Officers, except for the President and Chief Executive Officer, the Chief Financial Officer and the President, Can-Oat Milling/Vice-President of the Company, participate in the Company's defined contribution plan entitled "Saskatchewan Wheat Pool and Affiliated Companies Accumulation Pension Plan." Pursuant to this plan, but subject to the Income Tax Act maximum contribution rules, the employee contributes 5% of earnings and the Company contributes 6% of the employee's earnings. At retirement, an annuity is purchased for the value accumulated from the employee and employer contributions plus investment earnings. Normal retirement age is 65. Benefits under this plan depend upon the contributions made by the participants and the Company as well as the investment earnings. For the President and Chief Executive Officer, the

Company contributes annually an amount equal to the Revenue Canada maximum to a personal RRSP account. For 2007, this amount was $19,000.

The President, Can-Oat Milling/Vice-President of the Company participates in a Group Registered Retirement Savings Plan. Pursuant to this plan, but subject to Income Tax Act maximum contribution rules, the employee contributes from 3% to 5% of earnings and the Company matches the employee's contribution. At retirement, an annuity is purchased for the value accumulated from the employee and employer contributions plus investment earnings. Normal requirement age is 65. Benefits under this plan depend upon the contributions made by the participants and the Company as well as the investment earnings.

For the Chief Financial Officer, he remains covered under the previous Agricore United Executive Pension Plan. Under this plan, the Company contributes 10% of the employee's base salary towards pension contributions which are made to the plan until the individual reaches the Income Tax maximum contribution rules. Contributions over and above the Canada Revenue Agency's maximum are paid to the employee as additional earnings through payroll. At retirement, an annuity is purchased for the value accumulated from the employer contributions plus investment earnings. Normal retirement age is 65. Benefits under this plan depend upon the contributions made by the participants and the Company as well as the investment earnings. The Agricore United Executive Pension Plan is currently under review, with anticipated changes to be effective July 1, 2008. Effective November 1, 2007, all Named Executive Officers will be or were provided with the above pension arrangement.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers. The employment contracts outline the terms and conditions of employment, including base salary, incentive compensation based on approved short- and long-term incentive plans, benefits and perquisites. In addition, the employment contracts include non-compete, confidentiality and termination provisions. The Company has also entered into Change in Control Agreements with each of the Named Executive Officers.

President and Chief Executive Officer

If the employment of the President and Chief Executive Officer is terminated at any time, other than for cause, the Company will pay a severance payment of: (i) 36 months salary, (ii) STIP is pro-rated and paid for the year of termination and, additionally, STIP shall be paid during the next 36 months based on achievement of corporate targets, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the President and Chief Executive Officer, which would but for the termination have been paid by the Company over 36 months, will be paid immediately following the date of termination.

If the employment of the President and Chief Executive Officer is terminated by the Company without cause or the President and Chief Executive Officer leaves for "good reason" within 24 months of a "change in control", the Company will pay a severance payment equivalent to: (i) 36 months salary, (ii) STIP is pro-rated and paid for the year of termination and, additionally, three times the average of the last three years STIP awards, and (iii) unvested LTIP paid at target and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the President and Chief Executive Officer, which would but for the termination have been paid by the Company over 36 months, will be paid immediately following the date of termination.

Under the AU Transaction/Synergy Reward Attainment Program, should the employment of the Named Executive Officers be terminated without cause and within the change of control period preceding the AU transaction, they are eligible to receive the greater of the payment defined by the Change in Control Agreement or the normal termination benefits plus a pro-rated transaction/synergy reward. The reward is pro-rated to the last active day of employment of the 24-month performance period. Performance is determined at the end of the 24-month period.

Chief Financial Officer

The Chief Financial Officer ("CFO") has a Change in Control Agreement remaining in place through Agricore United. If the CFO's employment, is terminated by the Company without cause or the CFO leaves for "good reason" within 24 months of a "Change in Control", the Company will pay a severance payment equivalent to two times the employee's annual compensation (subject to proration if the executive would have retired within two years following the date of termination), payout of any unvested LTIP and payout under the stock options plan. Under the Executive Stock Option plan, the Board has the following options: (1) accelerating the vesting of any outstanding option, (2) causing the conversion or exchange of any outstanding options for cash or for options, rights of securities of substantially equivalent value in any entity participating in or resulting from such a change of control, (3) requiring the immediate exercise of any vested options, or (4) terminating any unvested options. At the time of the acquisition of AU, the Board elected to vest and pay out the outstanding options for cash.

Other Named Executives

For the other named executives, excluding the Chief Operating Officer and former CFO, if their employment is terminated at any time, other than for cause, the Company will pay a severance payment of: i) 18 months salary, (ii) STIP is pro-rated and paid for the year of termination and, additionally, STIP shall be paid during the next 18 months based on achievement of corporate targets, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the said Executives, which would but for the termination have been paid by the Company over 18 months, will be paid immediately following the date of termination.

For the Chief Operating Officer, if his employment is terminated at any time, other than for cause, the Company will pay a severance payment of: i) 12 months salary, (ii) STIP is pro-rated and paid for the year of termination and, additionally, STIP shall be paid during the next 12 months based on achievement of corporate targets, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the Chief Operating Officer, which would but for the termination have been paid by the Company over 12 months, will be paid immediately following the date of termination.

If the other named executive's employment is terminated by the Company without cause or the named executive leaves for "good reason" within 24 months of a "change in control", the Company will pay a severance payment equivalent to: (i) 24 months salary, (ii) STIP is pro-rated and paid for the year of termination and, additionally, two times the average of the last three years STIP awards, and (iii) unvested LTIP and retention awards (if any). An amount equivalent to the sum of the pension premiums ordinarily paid by the Company for insured benefits and any perquisites for the said Executives, which would but for the termination have been paid by the Company over 24 months, will be paid immediately following the date of termination.

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee

The Compensation Committee is a standing committee of the Board of Directors of the Company, comprised solely of independent Directors. The members of the Compensation Committee during the fiscal year, which ended October 31, 2007, were:

Dallas Howe (Chairman)
Vic Bruce
Rick Jensen
Thomas Chambers

The Compensation Committee is responsible to assist the Board of Directors in determining employee compensation and human resources strategies for the Company. The Committee reports to the Board, as set out in its mandate, and the Board gives final approval to compensation matters. The Committee holds in-camera sessions at each Committee meeting.

As described in the Committee's Terms of Reference, the Committee has the responsibility:

1. To recommend annually a compensation policy for the Company within the context of the formal corporate strategic plan and the compensation philosophy therein.
2. To recommend to the Board, and review annually, Chief Executive Officer ("CEO") compensation. In addition, and related to this process, the Committee shall preside over an annual performance review of the CEO and the setting of specific objectives for the following year.
3. To recommend to the Board for approval all forms of compensation of the officers of the Company in conjunction with the recommendations of the CEO.
4. To review management recommendations for all forms of compensation for out-of-scope employees, collective bargaining mandates, and tentative agreements.
5. To establish and review annually with the Board a succession planning process, including professional development and an emergency replacement plan.
6. To preside over all compensation aspects of Company disclosure, including, but not limited to, the Executive Compensation section of this Circular.
7. To review annually the Terms of Reference of the Committee and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.

Key Activities in 2007

- Recommended programs for employee, executive and CEO compensation, including base salary, annual cash incentive and long-term incentive programs (RSUs and PSUs) and executive perquisites.
- Reviewed and recommended bargaining mandates for approval by the Board.
- Evaluated CEO performance on short-term and long-term corporate goals and objectives, and recommended his annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation.
- Reviewed succession planning programs for executive management positions.
- Reviewed pension plan funding for the Company's defined benefit plans.
- Designed and reviewed executive tally sheets that provided the Committee with one-page summaries prepared for the Board, which include a three-year history of total compensation (salary, incentives, benefits/perquisites, and equity compensation), value of exercised options, share ownership status and a history of total Shareholder return.

- Revised and recommended changes to the executive compensation programs with the merger of Agricore United and Saskatchewan Wheat Pool Inc., including base salary, annual cash incentive, long-term incentive programs, pension and executive perquisites.
- Designed a Transaction/Synergy Achievement Award Program to recognize performance of management individuals for achievement of synergy goals.

Independent Advisor to the Committee

The Committee engages the services of Mercer Human Resource Consulting ("Mercers") to review and recommend an overall compensation program for executive management. On an ongoing basis, Mercers provides advice on compensation philosophy, the establishment of comparator groups, market compensation practices and levels, annual total direct compensation recommendations and short- and long-term incentive plan design. They do not provide any other consulting or compensation services to the Company. The total fees for service provided to the Company by Mercers was $156,143 in fiscal 2007. Should the Compensation Committee require additional work by Mercers, the Committee reviews the mandate and approves the cost of the additional work.

The decisions made by the Committee remain the responsibility of the Committee and may reflect factors other than the information and recommendations provided by Mercer.

Compensation Principles and Objectives

The Company's policies and practices for executive compensation are linked to its strategic business objectives. Within that framework, the overall philosophy is to compensate executives based on performance and at a level competitive with the Company's peers. The programs are designed to attract and retain, motivate and reward high performing executives who are critical to the success and growth of the Company. The Company accomplishes this through rewarding executives for the achievement of specific annual, long-term and strategic goals that align the interests of the executives with the Shareholders and that are intended to create Shareholder value and advance the growth and strength of the Company within its market. To accomplish these objectives, most compensation is variable and fluctuates based on individual and corporate performance.

Compensation programs include four components: base salary, short-term incentives, long-term incentives and benefits (including pension and perquisites). More detail on each element and its purpose within the total executive compensation program is described in the following table and further in this Circular.

Total Compensation Summary

Compensation Element	*Form*	*Eligibility*	*Performance Period*	*Plan Details*
Base Salary	Cash	All executives	Annually – November 1st	• Base salary is set at the median (50th percentile) of similar sized companies, adjusted to reflect individual performance and internal equity. • Placement within the salary range is based on performance.
Short-Term Incentive	Cash	All executives and select employees	Fiscal year	• Awards based on achievement of pre-determined goals for corporate performance/ business unit and individual performance. • Award levels vary by position. • Payments targeted at the median (50th percentile) when target is met and above when exceeded.

LTIP (Three-year performance period)	Restricted and Performance share units (RSUs and PSUs)	All executives and select senior management	Three years	• ¼ of award granted in RSUs and ¾ awarded in PSUs. • Units issued at average of the previous 20 days share price prior to the grant date. • Each award vests and is paid out at the end of the three-year period. • The number of PSUs vest based on corporate EBITDA targets. ½ vest based on annually adjusted targets and ½ on the three-year business plan. • The value at payout is based on the number of vested units multiplied by the 20-day average share price at the end of the performance period. • Awards are paid in shares purchased in the open market. • Payments targeted at above the median (50th percentile) when target is met.
Long-Term Incentive	Stock options	All executives who opted for stock options under the Synergy Attainment Award Program	10 years/eight years	Subject to Shareholder approval, performance share options have been issued to certain executives under the Synergy Attainment Award Program. These awards have a three-year vesting period and an eight-year option term.
Other	Benefits	All employees		The corporation provides a benefits program consisting of life insurance, accidental death and dismemberment, short- and long-term disability, health, dental, vision, and health spending.
	Pension	All employees		The corporation provides a defined contribution plan for all new hires with the exclusion of Thunder Bay and Vancouver employees, who are members of a defined benefit plan.
	Perquisites	All executives		Perquisites include a few basic items, including vehicles, parking, financial planning and fitness memberships.

Base Compensation

The Company's annual salary program is based on three fundamental fairness criterion. They are external, internal and individual equity. External equity is achieved by offering base salary rates of pay that correspond to median (50th percentile) rates in the Company's target labour marketplace. To determine what the prevailing market rates are for core positions in the target market, an external management consulting firm is retained by the Compensation Committee to conduct an annual market analysis and, subject to Board of Director approval, the base salary structure is adjusted accordingly. The Company's external base salary policy is established by targeting at median (50th percentile) compensation through comparison to a group of Canadian industrial corporations with comparable revenues to the Company, compiled by the consultant to the Compensation Committee.

The second criterion of internal equity is maintained by ensuring that base annual salary ranges correspond to the relative internal value (within the Company) of each job, as determined by a job evaluation analysis of positional accountabilities and requirements. Mercers, the independent advisor to the Committee, provides this information to the Committee.

The third fairness criterion, individual equity, is achieved by ensuring that individual salary range placements recognize increasing levels of competency or personal growth and related performance. This is based on the principle that, as employee competencies and abilities grow, value and contribution to the organization increases. On an annual basis, individual development and performance objectives are set and subsequently assessed at fiscal year-end to determine the degree to which competencies were developed and utilized, and objectives were achieved. Based on the results of the performance review process, an in-range salary adjustment may be warranted to reflect "pay for results".

Short-Term Incentives

The objective of the Company's market-competitive, short-term incentive plan is an annual program to recognize and reward the accomplishments and contributions of executive officers, and encourage ever-increasing levels of performance and contribution. The short-term incentive plan is also designed to ensure that a portion of pay is aligned with business cycles and the variable nature of operational and financial results. The design of the program is reviewed annually by the Committee.

Executive officers' short-term variable pay is linked to the achievement of pre-determined financial and business goals. Business unit goals vary by the individual business units. They are established at the beginning of the year and provided to the President and Chief Executive Officer for review and approval. Target payouts vary among the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice-President and Vice-President levels, reflecting the varying levels of accountability and authority for impacting the success and viability of the Company.

In the context of business planning and ongoing performance measurement, an assessment of performance results and the extent to which target objectives were achieved is conducted at the close of each fiscal year, with variable payouts in November of each year. With the change to the fiscal year-end, payouts will be in January of each year. Executives are provided with the opportunity to achieve compensation at the median of the relevant group of comparable compensation when objectives are met and to achieve compensation above the median if performance exceeds the pre-determined goals.

The Board, at the recommendation of the Compensation Committee, determines the total cash available for annual cash incentives after reviewing annual financial and non-financial incentive measures. The Committee may recommend to the Board for approval, an increase or decrease in the amount of the incentive.

Long-Term Compensation

The Company currently offers two long-term incentive programs: (a) a Long-Term Incentive Plan (LTIP); and (b) stock options.

(a) To reward long-term performance, the Company offers a long-term incentive plan (LTIP), which is based upon an annual grant over three years and consists of a combination of Restricted Share Units (RSUs) and Performance Share Units (PSUs). The mix of RSUs and PSUs is 25% RSUs and 75% PSUs.

    The President and Chief Executive Officer receives an annual grant of RSUs and PSUs in an amount determined by the Board, based on the recommendation of the Committee. The President and Chief Executive Officer determines the annual grant for other participants. Each RSU and PSU represents one Common Share that entitles the participant to a payment of one Saskatchewan Wheat Pool Inc. Common Share purchased on the open market at the end of each three-year period if certain performance criteria are met.

The final value of the PSU will be based on the number of PSUs that ultimately vest. The final number of PSUs that will vest will depend upon the Company's ability to meet EBITDA targets. One half of the PSUs will be based on EBITDA targets for the three-year approved business plan (unadjusted target), while the other half will be based on EBITDA targets set annually and approved by the Board of Directors.

The LTIP program is reviewed on an annual basis by the Compensation Committee of the Board and changes can be made to targets and measurements as may be recommended by that Committee to the Board.

(b) Management Stock Option Plan ("MSOP"). MSOP was previously used as one of the Company's long-term incentive plans for executives and senior management, including those of certain affiliated entities. Stock option grants for Common Shares were only awarded to employees within eligible positions (all executive officers are eligible) who received at least a "satisfactory" performance assessment. No options were granted under the MSOP in fiscal 2005, 2006 or 2007. Subsequent to October 31, 2007, Fran Malecha and Mayo Schmidt elected to have their synergy attainment awards paid in share options issued under the amended Management Stock Option Plan. As a result, they were granted options in lieu of a cash award. See "Agricore United (AU) Transaction/Synergy Attainment Award Program." The share option grants under the amended Management Stock Option Plan were approved by the Board on January 18, 2008 but are subject to the approval of the amendments to the Management Stock Option Plan by the Shareholders (See "Amendments to Management Stock Option Plan").

Benefits

The Company offers the Named Executive Officers a competitive package of benefit programs that provide for life insurance, short and long-term disability, dental and vision coverage, extended health, health spending account, pension, fitness memberships, medical, financial planning and an executive automobile. The objective of these programs is to provide a measure of income stability, and to serve as an incentive to encourage the health and well-being of employees. Benefit coverage for Named Executive Officers is the same as provided to other employees, with the exception of the fitness memberships, medical, financial planning and executive automobile. The Compensation Committee reviews executive perquisites on an annual basis. The Compensation Committee recommends any changes to the programs to the Board for approval.

Share Ownership Guidelines

The Committee supports share ownership by its executives. Individuals are expected to meet targets within five years of the introduction of the plan, being the later of December 2010 and the fifth anniversary of the date of hire, or the date of promotion into a position subject to these guidelines, for the executive. The requirement reflects the value of the shares held and can be met through direct ownership or restricted share units held through the Long-Term Incentive Plan.

The guidelines are as follows:

Title	Share Ownership Guidelines
President and Chief Executive Officer	4 times base salary
Chief Financial Officer and Chief Operating Officer	2 times base salary
Senior Vice Presidents and Vice Presidents	1 times base salary

The table below sets forth, for each Named Executive Officer, the number and value of shares held as at October 31, 2007, the value of share required to meet the ownership guidelines and the value of shares held as a multiple of the Name Executive Officer's base salary.

Named Executive Officer	Number of Shares Held	Value of Shares Held	Value Required to Meet Guidelines	Value Held as Multiple of Salary
Mayo Schmidt	649,310	$8,291,689	$3,400,000	9.8x
David Carefoot	0	$0	$850,000	0x
Francis J. Malecha	123,156	$1,572,702	$960,000	3.3x
Robert D. Miller	74,375	$949,769	$300,000	3.2x
Karl Gerrand	90,195	$1,151,790	$262,683	4.4x

Based on share price of $12.77.

Agricore United (AU) Transaction/Synergy Attainment Award Program

This program was introduced in August 2007 to recognize and reward select individuals integral to the acquisition and integration of Agricore United and Saskatchewan Wheat Pool Inc. Under the program, there are two components: a transaction award and a synergy attainment award. Not all employees were eligible to participate in both the transaction and synergy attainment award program. Under the transaction award, 43 employees are eligible to participate, and 40 employees are eligible to participate in the synergy attainment award program. To be eligible to participate in the program, the Named Executive Officers were required to waive the constructive dismissal and relocation clause under their Change in Control Agreements as they relate to the AU transaction. In terms of awards to Named Executive Officers, awards were made to Fran Malecha, Karl Gerrand and Robert Miller in August 2007, and an award was made to Mayo Schmidt in October 2007.

Payments under the transaction award component are subject to achievement of the synergy goal of $90 million at July 31, 2009. The payment amount varies depending on the individual's contribution to the acquisition process. Under the synergy attainment award, payments are provided to participants for exceeding the target synergy goal. Synergy attainment rewards are subject to a 12-month vesting period. Participants were given the option to have payments made as cash or as share option grants.

Should the participants' employment be terminated without cause and within the change of control period, participants are eligible for the greater of the payment defined by the change of control agreement or the normal termination benefits plus a pro-rated transaction/synergy award. The reward will be pro-rated to the last active day of employment over the 24-month performance period.

Performance will be determined at the end of the 24-month period and payments will be paid at the same time as other payments under the plan are made. If the participant resigns prior to the vesting of the reward, the full amount is forfeited.

The transaction awards to Fran Malecha, Robert Miller, Karl Gerrand and Mayo Schmidt were $200,000, $100,000, $60,000 and $500,000, respectively. If the $100 million synergy goal is attained, the synergy attainment awards will be $573,000, $343,000, $120,000 and $1,360,000, respectively (with the maximum payouts at $110 million in synergies being $859,500, $514,500, $180,000 and $2,040,000, respectively). Fran Malecha and Mayo Schmidt elected to have their synergy attainment awards paid in share options issued under the amended Management Stock Option Plan. As a result, they were granted Options in lieu of a cash award. Fran Malecha's option grant is for a minimum 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. (See "Amendments to Management Stock Option Plan").

President and Chief Executive Officer

The Compensation Committee reviewed the base pay for the President and Chief Executive Officer in 2007, and the Board of Directors of the Company approved the recommendation submitted by the Committee to increase the President and Chief Executive Officer's annual base salary to $850,000 effective June 20, 2007. A competitive salary review is performed by the Committee with input from Mercers on an annual basis to ensure competitiveness with the market.

Mr. Schmidt is responsible to provide direction and leadership in setting and achieving goals, which creates value for the Shareholders in the short and long term. The Board determines Mr. Schmidt's short-term incentive payment based on the assessment of corporate objectives established by the Board of Directors at the beginning of each fiscal year. Based on the Chief Executive Officer's performance against these objectives, the Board approved a short-term incentive payment (STIP) of $746,521 to Mr. Schmidt for 2007.

For the long-term incentive component, an award of RSUs and PSUs were granted to Mr. Schmidt in 2007. Further particulars of this grant are set forth under "LTIP – Awards in Most Recently Completed Financial Year."

Specific accomplishments of the Chief Executive Officer for the 15-month period ended October 31, 2007 are as follows:

- Successfully acquired Agricore United, creating a new company with:
    - double the revenue capacity;
    - market share that has grown from 24% to more than 42% and an expanded geographical presence throughout the Prairie provinces;
    - an agri-products retail network consisting of 276 sites;
    - a diversified earnings base with the addition of livestock feed and financial products.
- Raised more than $900 million in equity and secured $750 million in debt financing to support the transaction. Market capitalization has grown from approximately $500 million to $2.5 billion today.
- Achieved financial performance by exceeding the budgeted 2007 earnings forecast.
- Developed international presence through acquisitions, including the acquisition of AU, joint ventures and partnerships.
- Invested in existing and new value-added businesses/industries to grow the earnings from core and non-core businesses.
- Maximized the value of country grain assets by matching the footprint with market potential.
- Developed and implemented initiatives to address the skill labour shortage to meet staffing demands.

- Provided leadership for the Company within the investment community, the industry and in the communities where the Company's people work and reside.
- Integrated the Board of Directors in the corporate planning processes.

PERFORMANCE GRAPH

The following performance graph shows the cumulative return over the five-year period ended October 31, 2007 for Viterra's Common Shares of the Company (assuming reinvestment of dividends), compared to the S&P/TSX Composite Index. The graph shows what a $100 investment in Viterra's Common Shares and the S&P/TSX Composite Index made October 31, 2002 would be worth at the end of each of the five years following the initial investment.

Saskatchewan Wheat Pool Inc. vs S&P/TSX Composite Index Five Year Return Comparison


$285
$270
$255
$240
$225
$210
$195
$180
$165
$150
$135
$120
$105
$90
$75
$60
$45
$30
$15
$0
SWP/VT
S&P/TSX
October 31/02
October 31/03
October 31/04
October 31/05
October 31/06
October 31/07

Notes:

- The Company has not paid any dividends on the Common Shares since July 31, 2001.
- The S&P/TSX Composite Index is the total return index value, including dividends reinvested.

COMPENSATION OF DIRECTORS

In fiscal 2007, the Directors of the Company, excluding the Chairman of the Board, received an annual retainer of $50,000 (paid quarterly) plus meeting fees of $1,500 paid for each Board or Committee meeting attended. In addition, any Director who chairs a Committee, other than the Audit Committee, received an annual retainer of $7,000 (paid quarterly) and any Director who is a member of a Committee received an annual retainer of $4,000 (paid quarterly). The Chair of the Audit Committee received an annual retainer of $12,000 (paid quarterly). All Directors are reimbursed for travel and out-of-pocket expenses incurred while on Company business.

The Chairman of the Board did not receive any retainer or meeting fees but received an annual stipend of $150,000 in fiscal 2007. In addition, the Chairman received an annual DSU grant of $20,000 and an annual $6,000 car allowance. He is reimbursed out-of-pocket expenses incurred while on Company business.

Commencing August 1, 2005, current Directors are required to hold $150,000 of Common Shares within five years, to be met in part through a DSU Plan. New Directors will be required to hold $150,000 of Common Shares within five years of their election to the Board, to be met in part through the DSU Plan. In addition, grants under the Management Stock Option Plan were moved into abeyance for Directors.

The DSU Plan provides that a minimum of 40% of a Director's annual retainer and meeting fees will be put into the DSU Plan until they acquire $150,000 of Common Shares/DSUs of the Company. Each year, Directors have the option to elect to receive a larger portion or all of their annual

retainer and any additional fees in the form of DSUs. Directors contribute on a quarterly basis to the DSU Plan and these funds are utilized to purchase DSUs. The price for the DSU will be determined using the average of the last 20 trading days prior to the funds being put in. Directors are eligible to withdraw from the plan when they cease to be a member of the Board. Payments from the plan will be made either in Common Shares or cash.

Director Paid Compensation

Director	Total Cash Value of Compensation * (August 1, 2006 - October 31, 2007)
Ryan Anderson	$154,000
Terry Baker	$212,500
Thomas Birks	$160,000
Vic Bruce	$151,000
Thomas Chambers	$174,375
Dallas Howe	$143,750
Douglas Kitchen	$154,000 (US)
Harold P. Milavsky	$163,000
Herb Pinder, Jr.	$140,500
Rick Jensen	$152,500

* Comprised of retainer and meeting fees (see above). For those Directors who do not meet the minimum share ownership guidelines, a minimum of 40% of the total compensation is provided in DSUs (see above).

There were 40 Board meetings held in the fiscal year. This number of meetings was necessitated by the acquisition of Agricore United. In a more typical year, five to ten meetings would be held.

CORPORATE GOVERNANCE

Composition of the Board

The Board was comprised of 11 Directors from August 1, 2006 to the present date. The Nominating/Corporate Governance Committee is mandated to recommend a slate of Directors to the Board for election by Shareholders at each annual meeting. Farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd., a self-governing organization funded by Viterra. This organization, whose membership includes customers of Viterra, provides a slate of candidates to Viterra's Nominating/Corporate Governance Committee, from which it is anticipated that at least four will be selected annually to form part of the slate of candidates to be voted on by Shareholders. The remaining nominees to the Board, which includes the President and Chief Executive Officer, have been recommended by the Committee and have been approved by the Board for subsequent election by Shareholders.

Based upon its review, the Board has concluded that, other than the President and Chief Executive Officer, the Directors of Viterra are all "independent", within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and Multilateral Instrument 52-110 Audit Committees ("MI 52-110") of the Canadian Securities Administrators.

The Directors whose principal occupation is farming typically continue to have a business relationship with Viterra, as agricultural producers that regularly do business with Viterra and its

subsidiaries. These business relationships do not, in the opinion of the Board, result in any of the farmer-Directors not being "independent" within the meaning of NI 58-101 or MI 52-110.

Commencing August 1, 2005, current Directors were required to hold $150,000 of Common Shares within five years, to be met through a Deferred Share Unit Plan. New Directors will be required to hold $150,000 of Common Shares within five years of their election to the Board, to be met through a Deferred Share Unit Plan. It is the opinion of the Board that these minimum investment requirements do not result in any of the Directors not being independent within the meaning of MI 52-110. See "Executive Compensation – Compensation of Directors."

The Board, as a whole, elects from its ranks a Chairman of the Board. Mr. Terry Baker is the current Chairman of the Board and is an independent Director.

The Board, in conjunction with each and every Board meeting, holds an in-camera session exclusive of non-independent Board members or management.

Directors are not term limited and the Company has not instituted a retirement policy.

Board Mandate

The current Board mandate, which is reviewed on an annual basis, is attached as Appendix D.

Position Descriptions

The Board has developed position descriptions for Directors in general and specifically for the positions of President and Chief Executive Officer, and Chairman of the Board. There are no specific position descriptions for Chairs of Board Committees, although each Committee has a mandate by which its members and Chairs are assessed.

Orientation and Continuing Education

New Directors participate in a Directors' orientation program and receive Directors' handbooks containing information on Director responsibilities, terms of reference for the Board and its Committees, together with Board policies and procedures. The Board reviews Director responsibilities annually.

The Board's Nominating/Corporate Governance Committee is responsible for establishing and administering, subject to Board approval, ongoing Board development programs that include both general Board training activities and individual development activities. Examples of these activities include periodic visitations to Company facilities and presentations by internal and external experts on emerging issues or matters of particular significance to the Company. Development activities are specifically identified for new Directors in this program.

In addition, a budget is provided for each Director to attend industry courses and seminars.

Code of Business Conduct

The Company enhanced its Code of Business Conduct in fiscal 2004 and again in fiscal 2007 upon the acquisition of Agricore United. The Code applies to Viterra's Board of Directors, its officers and its employees, each of whom have received a copy of the Code. In addition, new employees are introduced to the Code as part of their orientation to the Company. The Code provides guidance on topics such as legal, workplace and environmental compliance, protection of Company assets, conflicts of interest, confidentiality and insider trading. Guidelines have been provided for reporting potential violations of the Code. In addition, Viterra has established an independent, anonymous reporting telephone line that is available to Directors, officers and employees.

The responsibility for monitoring compliance with the Code lies with the Audit Committee of the Board. Management's risk management committee reports on Code compliance to the Audit Committee on a quarterly basis. No waivers have been granted with respect to this Code of Business Conduct since implementation. A copy of the Company's Code of Business Conduct and the Audit Committee Charter are available on the Company's website at www.viterra.ca.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee, which is comprised entirely of independent Directors, is mandated to recruit, assess and propose a slate of Directors for Board approval and subsequent election by Shareholders.

The Nominating/Corporate Governance Committee is also responsible for developing processes to assess Board, Committee and individual Director effectiveness and to consider the development needs of the Board as a whole and for individual Directors.

The mandate of the Nominating/Corporate Governance Committee is attached as Appendix E.

Compensation Committee

The Compensation Committee of the Board, which is comprised entirely of independent Directors, is governed by this Committee's mandate, which is attached as Appendix F.

The Compensation Committee retained a human resource consulting firm during the 2007 fiscal year to provide assistance to the Committee in assessing the appropriateness of the Company's Board and executive compensation package.

Regular Board Assessments

The Company has implemented a process through the Nominating/Corporate Governance Committee, whereby the effectiveness of its Directors both as a whole and on an individual basis, including a peer to peer review, is assessed annually. The Company has implemented a specific assessment process for Board Committees.

All evaluations are carried out through an anonymous survey process on a secure website. The results are tabulated and provided to the Nominating/Corporate Governance Committee. To the extent deficiencies in Board or Director performance are identified, the Committee may recommend updated Board practices.

Directors

Name	Number of Board Meetings Attended *	First Appointed
Ryan Anderson	40	April 1998
Terry Baker	40	April 2001
Thomas Birks	36	March 2005
Vic Bruce	40	October 2002
Thomas Chambers	40	August 2006
Dallas Howe	37	March 2005
Rick Jensen	40	March 2004
Douglas Kitchen	39	March 2003
Harold P. Milavsky	39	March 2003
Herb Pinder, Jr.	38	March 2003
Mayo Schmidt	40	March 2005

* There were 40 Board meetings held in the fiscal year. This number of meetings was necessitated by the acquisition of Agricore United. In a more typical year, only five to 10 meetings would be held.

Director Attendance at Committee Meetings (August 1, 2006 - October 31, 2007):

	Compensation Committee (9 meetings were held)	Nominating/Corporate Governance Committee (6 meetings were held)	Audit Committee (7 meetings were held)
Ryan Anderson	-	-	7
Terry Baker	*	*	*
Thomas Birks	-	6	6
Vic Bruce	9	-	-
Thomas Chambers	9	-	7
Dallas Howe	9	-	-
Rick Jensen	9	-	-
Douglas Kitchen	-	6	-
Harold Milavsky	-	6	7
Herb Pinder, Jr.	-	6	-
Mayo Schmidt	*	*	*

*The Chairman of the Board is not a member of any Committee but attends Committee meetings on a regular basis. The President and CEO is not a member of any Committee but attends Committee meetings upon request.

Executive Officers

Name	Municipality	Office
Mayo Schmidt	Calgary, AB	President and Chief Executive Officer
Francis Malecha	Regina, SK	Chief Operating Officer
David Carefoot	Winnipeg, MB	Chief Financial Officer
*Rex McLennan	Calgary, AB	Chief Financial Officer
Raymond Dean	Regina, SK	Vice-President and General Counsel/Corporate Secretary

Steven Berger	Chicago, IL	Senior Vice-President, Human Resources & Transformation
Doug Wonnacott	Lakeville, MN	Senior Vice-President, Agri-Products
E. Richard Wansbutter	Winnipeg, MB	Vice-President, Government and Commercial Relations
Karl Gerrand	Portage la Prairie, MB	President, Can-Oat Milling
William McGill	Calgary, AB	Senior Vice-President, Livestock Feed and Services
George Prosk	Winnipeg, MB	Senior Vice-President, Financial Products
Gene Rurak	Calgary, AB	President, Western Co-operative Fertilizers Limited
Ron Cameron	Regina, SK	Vice-President, Finance & Corporate Controller
Grant Theaker	Regina, SK	Vice President & Treasurer
Kevin Hallborg	Regina, SK	Vice President Marketing, Sales & Country Operations, Agri-Products
Colleen Vancha	Regina, SK	Vice-President, Investor Relations & Corporate Affairs
Robert Miller	Regina, SK	Senior Vice-President, North American Grain
Donald Chapman	Calgary, AB	Senior Vice-President, International Grain
Mike Brooks	Regina, SK	Chief Information Officer and Vice-President Information Technology
Andrew Muirhead	Toronto, ON	Senior Vice-President, Corporate Development

* As disclosed by the Company on January 24, 2008, Mr. McLennan will become the CFO of the Company as of February 4, 2008, replacing Mr. Carefoot, who is leaving the Company for personal reasons.

Notes:
All of the above officers have been engaged for more than five years in their present positions, or substantially similar positions or other executive positions with Viterra or its subsidiaries except for:

- Raymond Dean, who, prior to November 2003, was a Partner at Balfour Moss, Barristers & Solicitors;
- Robert Miller, who, prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.;
- Ron Cameron, who, prior to February 2005, was Vice-President and Chief Financial Officer at Saskferco Products Inc;
- David Carefoot, who, prior to June, 2007, was Chief Financial Officer at Agricore United;
- William McGill, who, prior to June, 2007, was Vice-President of Livestock Services at Agricore United;
- George Prosk, who, prior to June, 2007, was Vice-President of Financial Markets at Agricore United;
- Gene Rurak, who, prior to June, 2007, was President of Western Co-operative Fertilizers Limited, which was prior to that time owned by Saskatchewan Wheat Pool Inc. and Agricore United;
- Donald Chapman, who, prior to October 2007, was Managing Director – Chief Trader at Toepfer International, Asia Pte Ltd.;
- Steven Berger, who, prior to January 2007, was a Senior Executive (Partner), Corporate Strategy/M&A Practice with Accenture;
- Doug Wonnacott, who, prior to January, 2008, was Vice-President of Agriliance LLC;
- Andrew Muirhead, who, prior to January 7, 2008, was on sabbatical commencing October 1, 2007 and prior to that was Vice-President and Director of Investment Banking at TD Securities Inc.;
- Rex McLennan, who, prior to January 29, 2008 appointment announcement, served as Executive Vice-President and C.F.O. for Vancouver 2010 "VANOC", the organizing committee for the 2010 Olympic and Paralympic Winter Games and prior to that, was Executive Vice-President and Chief Financial Officer for Placer Dome Inc.

At October 31, 2007, the Directors and senior officers of Viterra, as a group, beneficially owned or controlled, directly or indirectly, 112,899 Common Shares of the Company, which represents 0.055% of the total outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's name, at www.sedar.com. Additional financial information is contained in the Company's comparative financial statements for the 15-month period ended October 31, 2007 and the Company's Management's Discussion and Analysis relating to the same, which are available on SEDAR and on the Company's website at www.viterra.ca and included in the Company's Annual Report. Shareholders may contact the Vice-President, Investor Relations & Corporate Affairs, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4859 or e-mail investor@viterra.ca to request copies of the Company's Consolidated Financial Statements and Management's Discussion and Analysis.

The final date by which the Company must receive a proposal for any matter that a Shareholder proposes to raise at the annual meeting of the Company to be held in 2009 is November 12, 2008.

BOARD OF DIRECTORS APPROVAL

The contents and sending of this Circular have been approved by the Board.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President and
General Counsel/Corporate Secretary

APPENDIX A
NAME CHANGE RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Company be amended to change the name of the Company to Viterra Inc. (the "**Name Change**").

2. Any Director or officer of the Company is authorized to do all such things and execute all instruments and documents on behalf of the Company as such Director or officer, in such Director's or officer's sole discretion, considers necessary or desirable to carry out this resolution, including, without limitation, the execution and filing of articles of amendment with Industry Canada to reflect the Name Change.

3. Notwithstanding the approval of this special resolution by the Shareholders of the Company, the Directors of the Company, without further notice to, or approval of, the Shareholders of the Company, may determine, in their sole discretion, not to proceed with the Name Change or may revoke this special resolution at any time prior to the Name Change being completed.

APPENDIX B
AMENDMENTS TO MANAGEMENT STOCK OPTION PLAN RESOLUTION

RESOLVED THAT:

1. The Management Stock Option Plan (the "**Plan**") substantially in the form set out in Appendix C to this Circular be and is hereby confirmed, ratified and approved, including, without limitation, the following amendments approved by the Board on January 18, 2008 that:

    (a) increase the maximum number of Common Shares that may be issued under options reserved for issuance pursuant to the Plan to 10,187,475 Common Shares;

    (b) provide that the Board shall have the power and authority to approve amendments relating to the Plan at any time, without the further approval of the Shareholders of the Company, to the extent that any such amendment: (i) is necessary to conform the Plan to applicable law or regulation or the requirements of the Toronto Stock Exchange or any relevant regulatory authority; (ii) is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; (iii) is an amendment to the Plan respecting administration of the Plan or the criteria to be an Eligible Person; (iv) alters, extends or accelerates the terms of vesting applicable to or other terms or conditions of any outstanding options; (v) amends or modifies the mechanics for exercising options or tandem SARs or amends any of the exercise provisions; (vi) adds or amends any form of financial assistance; (vii) adds a cashless exercise feature; or (viii) makes any other amendment of a housekeeping nature;

    (c) provide under Section 3.3(c) that, in the event that the latest exercise date of an option falls within a blackout period or within 10 business days immediately after a blackout period ends, the latest exercise date of the option shall be 10 business days from the date that the blackout period ends;

    (d) revise the definition of "Eligible Person" in Section 2.1(l) of the Plan;

    (e) add a definition of "Retirement";

    (f) add a new Article 3 relating to administration of the Plan;

    (g) clarify the extent of the Board's discretion to impose vesting and exercise conditions in connection with option grants in Section 4.3 of the Plan;

    (h) provide the Board with the discretion to issue tandem share appreciation rights (SARs) with options in a new Article 6 and setting for the exercise mechanics for tandem SARs in a new Section 5.6 of the Plan;

    (i) specify the maximum number of shares that may be reserved for insiders and issued to insiders under security-based compensation arrangements in new Sections 7.4, 7.5 and 7.6;

    (j) revise the anti-dilution provision in Section 8.1 of the Plan;

    (k) revise the reorganization or change in control provision in Section 11.1 of the Plan;

    (l) provide for a limited right of an option holder to transfer an option to a registered retirement income fund, registered retirement savings plan or a family trust in Section 14.3 of the Plan;

    (m) refer to the Company by its business name, Viterra;

(n) remove historical references to delegates, Class "B" non-voting shares and Heartland Livestock Services; and

(o) revise a number of the definitions and certain other provisions in connection with the foregoing changes.

2. Any Director or officer of the Company is authorized to do all such things and execute all instruments and documents on behalf of the Company as such Director or officer, in such Director's or officer's sole discretion, considers necessary or desirable to carry out this resolution.

APPENDIX C
AMENDED MANAGEMENT STOCK OPTION PLAN

1. PURPOSE

This Management Stock Option Plan has been established by Saskatchewan Wheat Pool Inc., carrying on business as Viterra ("**Viterra**") in order to attract, encourage and increase the incentive for continued service of key members of Viterra management and its Board of Directors by facilitating their purchase of an equity interest in Viterra.

2. DEFINITIONS

2.1 In this plan, the following terms have the following meanings:

(a) **"Affiliate"** has the meaning ascribed thereto in the *Canada Business Corporations Act*;

(b) "**Black-Out Period**" means a period of time imposed by the Corporation upon certain senior officers and other designated persons during which those persons may not trade in any securities of the Corporation pending what may be a material corporate development and such term does not include the period where the Corporation or its Insiders are subject to a cease trade order;

(c) "**Board**" means the Board of Directors of Viterra;

(d) "**Business Day**" means any day, other than a Saturday, a Sunday or a day that is a provincial or federal statutory holiday in the Province of Saskatchewan;

(e) "**Change of Control**" means:

(i) a transaction or series of related transactions which has been, either prior to the occurrence thereof or subsequent thereto, designated by the Board of the Corporation in a resolution as a "change of control" for purposes of the Plan; or

(ii) any person or group of persons acting jointly or in concert which, together with its affiliates and any person who controls it, beneficially owns, directly or indirectly, voting securities of the Corporation, or exercises control or direction over voting securities of the Corporation whether directly or indirectly, or a combination of both, carrying more than 50% of the voting rights attached to all voting securities of the Corporation. For purposes of this definition "act jointly or in concert", "affiliate", "beneficially owned", "control" and "voting securities" have the respective meanings ascribed thereto by *The Securities Act, 1988* (Saskatchewan);

(f) **"Committee"** has the meaning ascribed thereto in Section 3.1;

(g) "**Corporation**" means SASKATCHEWAN WHEAT POOL INC., carrying on business as VITERRA, its successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Committee or any person or committee (including the Board) that may be designated for the purpose by the Board;

(h) "**Date of Grant**" means the date the grant of an Option to a Participant under the Plan takes effect, which, unless otherwise determined by the Corporation, shall be the date on which the Corporation makes the grant but which in no event shall be earlier than the date of such determination;

(i) "**Designated Amount**" has the meaning ascribed thereto in Section 4.3;

(j) "**Designated Percentage**" has the meaning ascribed thereto in Section 4.3;

(k) "**Earliest Exercise Date**" has the meaning ascribed thereto in Section 4.3;

(l) "**Eligible Person**" means the directors of the Corporation, a *bona fide* full-time permanent employee of the Corporation and a *bona fide* full-time employee of a wholly-owned subsidiary, majority-owned subsidiary, wholly-owned or majority-owned partnership or other similar entity of the Corporation or any other Affiliate of the Corporation;

(m) "**Insider**" has the meaning ascribed thereto in the policies of the TSX, including those set forth in the *Toronto Stock Exchange Company Manual*, and also includes associates and affiliates of the insider;

(n) "**Latest Exercise Date**" has the meaning ascribed thereto in Section 4.3;

(o) "**Market Price**" means the market price of the Shares on the TSX;

(p) "**Option**" means a right granted under the Plan to a Participant to purchase Shares in accordance with the Plan;

(q) "**Option Price**" has the meaning ascribed thereto in Section 4.3;

(r) "**Option Year**" in respect of an Option means a twelve-month period commencing on the Earliest Exercise Date of the Option or on any anniversary of such date, and ending prior to or on the Latest Exercise Date;

(s) "**Participant**" means an Eligible Person who has been granted an Option by the Corporation and who has agreed to participate in the Plan on such terms as the Corporation may specify;

(t) "**Plan**" means this Management Stock Option Plan, as amended and restated from time to time;

(u) **Retirement"** means a Participant that terminates employment with the Corporation or any of its Affiliates: (i) after having completed at least ten years of service and, in addition, having satisfied all eligibility and other requirements under the applicable pension or retirement plan to qualify for commencement of early or normal retirement benefits in accordance with the provisions of such pension or retirement plan; (ii) after having satisfied all eligibility and other requirements under any special pension arrangement applicable to the Participant to qualify for immediate commencement of retirement benefits in accordance with the provisions of such special pension arrangement; (iii) in the case of a Participant who does not participate in any pension or retirement plan and is not a party to any special pension arrangement as contemplated under paragraph (ii), after having satisfied all eligibility and other requirements under a national or other government sponsored retirement benefit plan or system covering such Participant and allowing the Participant to qualify for immediate commencement of retirement income payments under such national or other government sponsored retirement benefit plan or system; or (iv) is deemed to be retired by a resolution of the Committee or the Board.

(v) **"Security Based Compensation Arrangement"** has the meaning ascribed thereto in Section 613 of the *Toronto Stock Exchange Company Manual,* and includes:

(i) stock option plans for the benefit of employees, insiders, service providers or any one of such groups;

(ii) individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation's security holders;

(iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(iv) stock appreciation rights involving issuances of securities from treasury;

(v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and

(vi) security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever.

(w) **"Shares"** means the Common Shares without nominal or par value in the capital of Viterra, and includes any shares of Viterra into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization or otherwise;

(x) **"Surrender Price"** means the Market Price of the Shares at the close of business on the last trading day of the TSX before the date of the exercise of the Tandem SAR or Tandem SARs;

(y) **"Tandem SAR"** and **"Tandem SARs"** have the meaning ascribed thereto in Section 6.1;

(z) "**TSX**" means the Toronto Stock Exchange; and

(aa) "**Viterra**" means Saskatchewan Wheat Pool Inc., carrying on business as Viterra and any successor or continuing Corporation resulting from the amalgamation of Viterra with any other Corporation or resulting from any other form of corporate reorganization of Viterra.

2.2 In this Plan, unless the context otherwise requires, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.3 References to "Articles", "Sections" or "subsections" are to Articles, Sections or subsections of this Plan.

3. ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by the Compensation Committee of the Board, or such other committee of the Board as designated by the Board from time to time (the "**Committee**"), provided that any recommendation of the Committee to grant an Option under the Plan shall be subject to the approval of the Board.

3.2 The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan and any applicable resolutions of the Board, to:

1.1 establish policies and adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

1.2 interpret and construe the Plan and determine all questions arising out of the Plan and any Option granted, and any such interpretation, construction or determination made by the Committee shall be final and binding and conclusive for all purposes;

1.3 determine to which Eligible Persons options are granted and grant options;

1.4 determine the number of Shares covered by each Option;

1.5 determine the times or times when Options will be granted and exerciseable;

1.6 determine if the Options will be subject to any restrictions or conditions on the exercise thereof;

1.7 to prescribe the form of the instruments relating to the grant, exercise and other terms of Options or Tandem SARs; and

1.8 to further delegate to officers and employees of the Corporation such administrative matters relating to the Plan, as the Committee may determine from time to time.

3.3 All decisions and interpretations of the Committee or the Board respecting the Plan, Options or Tandem SARs granted hereunder shall be conclusive and binding on the Corporation and on all Participants and their respective legal personal representatives, permitted assigns and on all persons eligible under the provisions of the Plan to participate therein.

4. GRANTING OF OPTIONS AND DETERMINATION OF THE OPTION PRICE

4.1 From time to time, the Corporation may grant an Option to an Eligible Person to acquire Shares in accordance with the Plan (with the form of option agreement used to approved by the Board or the Committee from time to time). If an Eligible Person agrees in writing to participate in the Plan on such terms as the Corporation may specify at the time such Option is granted, the Eligible Person shall become a Participant in the Plan.

4.2 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee's employment with the Corporation.

4.3 Where an Option is granted pursuant to Section 4.1, in granting such Option, the Corporation shall designate:

1.1 the maximum number ("**Designated Amount**") of Shares which the Participant may purchase under the Option;

1.2 the earliest date on which the Option may be exercised, which may be the Date of Grant, but not earlier than the Date of Grant (such date or, if earlier, the date that a Change of Control occurs is referred to herein as the "**Earliest Exercise Date**");

1.3 the latest date on which the Option may be exercised ("**Latest Exercise Date**"), which shall be no later than ten years after the Date of Grant; provided that in the event that the Latest Exercise Date falls within a Black-Out Period or within ten Business Days immediately after a Black-Out Period ends, the new Latest Exercise Date of the Option shall be ten Business Days from the date that the Black-Out Period ends;

1.4 the designated percentage representing the maximum number of Shares which the Participant may purchase under the Option during each Option Year, which may vary in respect of each Option Year ("**Designated Percentage**") and, subject to the other provisions of the Plan, any other

conditions or terms which the Corporation may designate to be applicable to the exercise or vesting of the Option; and

1.5 the price ("**Option Price**") at which the Participant may purchase the Shares under the Option, which price shall be determined by the Corporation in accordance with Section 4.4.

At the time of any Option grant, the Board has the unfettered discretion to make the grant subject to any vesting or exercise conditions deemed appropriate by it, including, without limitation, any performance criteria, time periods or other restrictions or limitations thereon.

4.4 The Option Price per Share in respect of an Option shall be equal to the Market Price of the Shares at the close of business on the last trading day of the TSX before the Date of Grant, provided that the Corporation may determine with respect to a particular grant of an Option to fix the Option Price per Share at an amount equal to the weighted average of the trading prices on the TSX for the five trading days immediately preceding the Date of Grant.

5. EXERCISE OF PARTICIPANT'S OPTIONS OR TANDEM SARS

5.1 Subject to the provisions of the Plan, the maximum number of Shares which the Participant may purchase under the Option during each of the Option Years commencing from the Earliest Exercise Date of the Option shall be equal to the Designated Percentage of the Designated Amount of the Option, provided that if the number of Shares purchased under the Option during any of the Option Years is less than the maximum number which could have been purchased under the Option during that Option Year, the difference shall be carried forward and added to the maximum number of Shares which may be purchased under the Option in the immediately following Option Year, and so on from time to time. Notwithstanding the foregoing, in the event of a Change of Control, a Participant's Option shall fully vest immediately and the Participant may thereafter from time to time and at the Participant's discretion, purchase a number of Shares equal to the previously unexercised portion of the Designated Amount of Shares under such Option.

5.2 A Participant's Option shall terminate and may not be exercised after the earliest of:

1.1 in the event of termination of employment of a Participant by reason of Retirement in accordance with the Corporation's retirement policies or practices, three years from the date thereof;

1.2 in the event of a Participant's death, 12 months from the date thereof;

1.3 in the event of termination of employment of a Participant as a result of a disability (as determined by the Corporation in its sole discretion), 12 months from the date thereof;

1.4 in the event of termination of employment of a Participant by the Corporation, where cause for termination is not alleged by the Corporation, the greater of: (i) three months from the date thereof; or (ii) the last day of the period of notice or pay in lieu of notice provided by the Corporation to the Participant;

1.5 in the event of termination of employment of a Participant where cause for termination is alleged by the Corporation, the date thereof;

1.6 in the event of any other termination of employment of a Participant (including, without limitation, resignation of employment by a Participant), three months from the date thereof;

1.7 in the case of a director ceasing to be a director of the Corporation, three months from the date thereof; and

1.8 the Latest Exercise Date of the Participant's Option,

provided that the Board, the Chief Executive Officer or the Senior Vice-President, Human Resources (as the case may be) may determine that a Participant's Option should extend beyond a period specified above and agree to such extension in writing and, in the case of an extension benefiting an Insider, subject to Sections 13.1 and 13.2. Any extension shall not, in the case of directors of the Corporation, extend beyond one year from the date of ceasing to be a director of the Corporation or, in the case of employees, beyond three years from the termination date of such employee.

5.3 Transfer of an employee from Viterra to a wholly-owned subsidiary, majority-owned subsidiary, wholly-owned or majority-owned partnership or other similar entity or any other Affiliate shall not be considered a termination of employment for the purposes of this Plan.

5.4 It shall not be considered a termination of employment for the purposes of this Plan if an employee is placed on a paid or unpaid leave of absence. Notwithstanding the foregoing, unless determined by the Corporation that the employment relationship is continuing for the purposes of this Plan, the employment of such employee shall be deemed to be terminated for the purposes of this Plan as of the anniversary of the date such leave commenced if such employee has not resumed active, full-time employment with the Corporation as of such anniversary date.

5.5 The exercise of an Option under the Plan shall be made by notice to the Corporation in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and accompanied by a certified cheque or bank draft or other means of cash payment satisfactory to the Corporation in the amount of the aggregate Option Price for such number of Shares (with the form of notice of exercise to be approved by the Board or Committee from time to time). As of the day the Corporation receives such notice and such payment, the Participant (or the person claiming through the Participant, as the case may be) shall be entitled to be entered on the

share register of the Corporation as the holder of the number of Shares in respect of which the Option was exercised and, if the Participant or such person so requests, the Corporation shall deliver a certificate representing the said number of Shares.

5.6 Subject to the provisions of the Plan, Tandem SARs may be exercised from time to time by delivery to the Corporation of a written notice of exercise specifying the number of rights to subscribe for a Share, to which a Tandem SAR is connected, that the Participant is electing to surrender (with the form of notice of exercise to be approved by the Board or Committee from time to time). Cash in an amount equal to the aggregate of the amounts payable under Section 6.1 in respect of the surrender of such rights, net of applicable withholding taxes, shall be delivered to the Participant within a reasonable time following the receipt of such notice.

6. ELIGIBILITY, GRANT AND TERMS OF TANDEM SARS

6.1 At the discretion of the Board, an Option granted under this Plan on or after January 18, 2008, may have connected therewith, at or after the time of grant, a number of stock appreciation rights (a "**Tandem SAR**" or "**Tandem SARs**") equal to the number of Shares covered by the Option. Each Tandem SAR in respect of a Share, once fully vested and not subject to any other conditions or restrictions upon the exercise of the Option, shall entitle the Participant, at the Participant's option, to surrender to the Corporation, unexercised, the right to subscribe for such Share pursuant to the related Option and to receive from the Corporation cash in an amount equal to the excess of the Surrender Price over the Option Price provided in the related Option, net of any applicable withholding taxes. Each exercise of a Tandem SAR in respect of a Share covered by the related Option shall terminate that Option in respect of such Share and such Option in respect of such Share shall be of no further force or effect. Unexercised Tandem SARs shall terminate when the related Option is exercised or such Option terminates or expires, as applicable. A Tandem SAR is personal to the Participant and is non-transferable and non-assignable, except in connection with the transfer of an Option in accordance with Section 14.3.

7. MAXIMUM NUMBER OF SHARES TO BE ISSUED UNDER THE PLAN

7.1 The number of Shares which may be issued under Options issued and outstanding pursuant to this Plan to all Participants shall not exceed in the aggregate 10,187,475 Shares.

7.2 If any Option has terminated, been cancelled or expired without being fully exercised (including termination upon exercise of connected Tandem SARs), any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of any Option subsequently granted under the Plan.

7.3 The total number of Shares under option to a Participant under this Plan shall not exceed 5% of the issued and outstanding Shares (on a non-diluted basis) at the date of the grant of the Option.

7.4 Subject to Section 7.1, the maximum number of Shares which may be reserved for issuance to Insiders under the Plan shall be limited to 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Shares reserved for issuance to Insiders under any other Security Based Compensation Arrangement.

7.5 The maximum number of Shares which may be issued to Insiders under the Plan:

1.1 within a one year period; and

1.2 issuable to Insiders, at any time,

under the Plan, or when combined with all of the Corporation's other Security Based Compensation Arrangements, shall not exceed shall be 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis).

7.6 Any entitlement to acquire Shares granted pursuant to the Plan or any other Security Based Compensation Arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set in Sections 7.4 and 7.5.

8. ANTI-DILUTION PROVISIONS

8.1 Subject to Section 11.1, in the event of:

1.1 any subdivision, redivision or change of the Shares at any time during the term of the Option into a greater number of Shares, the Corporation shall deliver, at the time of any exercise thereafter of the Option, such number of Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

1.2 any consolidation or change of the Shares at any time during the term of the Option into a lesser number of Shares, the number of Shares deliverable by the Corporation on any exercise thereafter of the Option shall be reduced to such number of Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

1.3 any reclassification of the Shares at any time outstanding or change of the Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Shares or a change of the Shares into other shares), or in the case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time during the term of the Option, the Participant shall be entitled to receive, and shall accept, in lieu of the number of Shares

to which the Participant was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, the Participant had been the holder of the number of Shares to which he or she was entitled upon exercise of the Option.

Adjustments shall be made successively whenever any event referred to in this Section 8.1 shall occur. For greater certainty, the Participant shall pay for the number of shares, other securities or property as aforesaid, the amount the Participant would have paid if the Participant had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

8.2 No fractional shares shall be issued upon the exercise of an Option, nor shall any certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under Section 8.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, the Participant shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

9. LOANS TO PARTICIPANTS

9.1 Subject to applicable law, the Corporation may in its sole discretion make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted and to assist the Participants to pay any income tax eligible upon exercise of the Options. Nothing herein shall obligate the Corporation to make such loans or provide such guarantees. Such loans may be secured or unsecured, and at such rates of interest, if any, and on such other terms as may be determined by the Corporation in its sole discretion.

10. ACCOUNTS AND STATEMENTS

10.1 The Corporation shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Amount, Designated Percentages and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option as well as details of any other condition or restriction on the vesting or exercise of such Option. Upon request therefor from a Participant and at such other times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of that Participant's Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within thirty (30) days after such statement is given to the Participant.

11. REORGANIZATION OR CHANGE OF CONTROL

11.1 The Board shall have the power, in the event of:

> 1.1 any disposition of all or substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation, consolidation or reorganization of the Corporation with or into any other corporation or of such corporation into the Corporation, or
>
> 1.2 any Change in Control of the Corporation,

to make such arrangements as it shall deem appropriate for the vesting or exercise of outstanding Options, the continuance of outstanding Options or the issuance of replacement options that are exerciseable into shares of another entity, including without limitation, to amend any stock option agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Board shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Participant at any time or from time to time as determined by the Board prior to the completion of such transaction.

12. NOTICES

12.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through the Participant shall be given by:

> 1.1 delivering it personally to the Participant or to the person claiming or deriving rights through the Participant, as the case may be, or
>
> 1.2 mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Corporation's personnel records.

12.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Corporation shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at its principal address to the attention of the Manager of Compensation and Benefits or such other person as the Corporation may from time to time determine.

12.3 Any payment, notice, statement, certificate or other instrument referred to in Section 12.1 or Section 12.2, if delivered, shall be deemed to have been given or delivered on the date on which it was personally delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the third Business Day following the date on which it was mailed.

13. TERMINATION AND AMENDMENT

13.1 The Board may amend from time to time or suspend, terminate or discontinue the terms and conditions of this Plan or any outstanding Option granted hereunder by resolution of the Board, subject to any consent required by any applicable regulatory authority, including the TSX. Without limiting the generality of the foregoing, the Board shall have the power and authority to approve amendments relating to the Plan at any time, without the further approval of the shareholders of the Corporation, to the extent that such amendment:

1.1 is necessary to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of the TSX or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights;

1.2 is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

1.3 is an amendment to the Plan respecting administration of the Plan or the criteria to be an Eligible Person;

1.4 alters, extends or accelerates the terms of vesting applicable to or other terms or conditions of any outstanding Options;

1.5 amends or modifies the mechanics for exercising Options or Tandem SARs or amends any of the exercise provisions in Sections 5.1 through 5.6;

1.6 adds or amends any form of financial assistance;

1.7 add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares; or

1.8 makes any other amendments of a housekeeping nature,
provided that, if the alteration, amendment or variation:

1.9 amends the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

1.10 changes the manner of determining the Option Price per Share; or

1.11 extends a Latest Exercise Date for an Insider beyond the maximum period permitted by the TSX, other than any permitted extension thereto due to a Black-Out Period;

such alteration, amendment or variation must be approved by the shareholders of the Corporation in accordance with the requirements of the TSX.

Any amendment to the Plan or any outstanding Options other than is contemplated in paragraphs (i) through (viii) of this Section 13.1 must be approved by the shareholders of the Corporation in accordance with the requirements of the TSX. Any Options granted prior to acceptance and approval of such amendments by the TSX shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

In the circumstances where shareholder approval is required for an amendment to the Plan or any outstanding Options by this Section 13.1 or otherwise, the Corporation may proceed with such amendment provided that such amendment will not be effective in connection with any exercise of an Option until the shareholder approval is obtained and provided such amendment shall be null and void if the amendment is not duly ratified and approved by the shareholders of the Corporation.

13.2 Notwithstanding Section 13.1, no amendments to granted Options to:

1.12 reduce the Option Price, or to cancel and reissue any Options so as to effect a reduction in the Option Price; or

1.13 extend a Latest Exercise Date for an Insider beyond the maximum period permitted by the TSX, other than any permitted extension thereto due to a Black-Out Period,

shall be made without obtaining approval of the shareholders in accordance with the requirements of the TSX; and no action shall be taken with respect to granted Options without the consent of the Participant, unless the Board determines that such action does not materially alter or impair such Option.

14. GENERAL

14.1 The Corporation may adopt and apply rules that in its opinion will ensure that the Corporation will be able to comply with applicable provisions of any federal, provincial, state or local law relating to the withholding of tax, including on the amount, if any, includable in income of a Participant. The Corporation shall have the right in its discretion to satisfy withholding tax liability by retaining Shares issued in respect of the exercise of Options and selling such Shares to satisfy the withholding tax liability.

14.2 The Plan shall be administered by the Corporation in accordance with its provisions and, in particular, as contemplated in Article 3. The determination by the Corporation of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

14.3 The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Option shall be not be assignable, transferable or alienable by the Participant either by pledge, assignment or in any other manner whatsoever and, during the Participant's lifetime, shall be vested only in the Participant, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Eligible Person or the Participant, as the case may be. Notwithstanding the foregoing, a Participant may transfer an Option to any of the following permitted assigns:

1.1 a trustee, custodian or administrator acting on behalf of and for the benefit of the Participant in connection with a registered retirement income fund or a registered retirement savings plan (as such terms are defined in the *Income Tax Act* (Canada); or

1.2 a family trust established by the Participant for any combination of the Participant, the Participant's spouse, the Participant's children and the Participant's grandchildren.

14.4 The Corporation's obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with all applicable laws and the rules and regulations of all applicable regulatory authorities and the those of any stock exchange on which any of the shares of Viterra may be listed, including but not limited to, the TSX. As a condition of participating in the Plan, each Eligible Person agrees to comply with all applicable laws, rules and regulations and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

14.5 An Eligible Person shall not have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

14.6 No Eligible Person, Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, or combination thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

14.7 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

APPENDIX D
BOARD MANDATE

Article One: Objectives

1.1 **Objectives:** The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management who is responsible for the day-to-day conduct of the business. The Board explicitly acknowledges their role as stewards of the Corporation's assets. The Board adds value by working with management to build a successful Corporation and enhance value for Shareholders and stakeholders. The Board's fundamental objectives are:

a. To enhance and preserve long term value for Shareholders and stakeholders;
b. To ensure that the Corporation meets its obligations on an ongoing basis; and
c. To ensure that the Corporation operates in a reliable and ethical manner in compliance with the *Canadian Business Corporations Act* (the "Act"), the bylaws of the Corporation and applicable legislation and regulation.

Article Two: Constitution of the Board

2.1 **Constitution of the Board**: The Board shall be composed of a minimum of 5 and a maximum of 15 Directors elected in accordance with the requirements of the bylaws as amended from time to time. At least four Directors shall be identified by the Western Farm Leadership Co-operative for consideration by the Nominating/Corporate Governance Committee of the Board. The remaining Board members shall recommend those candidates together with the remaining Board members, which will include the President and Chief Executive Officer, to the Board for approval and subsequent election by the Shareholders. Independent Directors will be independent of management and free from any interest in or business relationship that may materially interfere with such Director's ability to act in the best interests of the Corporation. Without limiting the foregoing, an Independent Director will not be (or have been in the two years preceding nomination) a supplier of a material amount of goods or services to the Corporation or a relative of a Director or officer of the Corporation. Independent Directors shall provide diversity of background, skills and competencies for the Board (e.g. financial expertise/professional background).

2.2 **Chairman of the Board**: The Board shall annually elect an Independent Director to act as Chairman of the Board. The Chairman of the Board shall not be an officer or employee of the Corporation. However, upon and by virtue of being elected Chairman of the Board the individual shall receive compensation and benefits established by the Board of Directors on recommendation from appropriate Board Committees from time to time for this position.

Article Three: Procedures

3.1 **Quorum:** No business shall be conducted at any meeting of the Directors unless a quorum of the Directors is present at the time the meeting is called to order. The quorum shall consist

of two-thirds of the Directors who have been elected at the date on which notice of the meeting is given or, if notice was waived, on the date the meeting is held.

Article Four: Authority of the Board

4.1 **General Powers:** The Board of Directors has the general authority to exercise the powers of the Corporation not reserved to the Shareholders, directly and indirectly, through the employees and agents of the Corporation. The Board is responsible to supervise and direct the management of the business and affairs of the Corporation in accordance with the Act, bylaws and applicable legislation and regulation. Such responsibility does not include the day-to-day management of the Corporation which has been delegated to management.

4.2 **Board Committees:** The Board of Directors shall constitute such committees of the Board of Directors as may be required, shall develop the terms of reference which set out their authority and responsibilities, shall elect or make appointments to such Committees, and shall receive reports and appraise the performance of such Committees. Such Committees shall be comprised of a majority of Independent Directors and shall include:

4.2.1 Nominating/Corporate Governance Committee;
4.2.2 Audit Committee; and
4.2.3 Compensation Committee.

4.3 **Delegation:** The Board of Directors may delegate to such Committees or one or more of the Directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board to such extent and in such manner as the Board shall determine at the time of each such delegation excepting the following powers:

a. To submit to Shareholders any question or matter requiring the approval of the Shareholders;
b. To issue securities or to authorize the issue of securities in the manner and on the terms set by the Board of Directors;
c. To declare dividends;
d. To purchase, redeem or otherwise acquire shares issued by the Corporation;
e. To pay a commission on the sale of shares;
f. To approve a management proxy circular; or
g. To approve the financial statements of the Corporation.

Article Five: Corporate Responsibilities of the Board

5.1 **President and Chief Executive Officer:** The board, with the assistance of the Committees identified, has the responsibility to:

a. Select and, if necessary, replace the President and Chief Executive Officer;
b. With the assistance of the Nominating/Corporate Governance Committee establish and periodically review the position description for the President and Chief Executive Officer;

c. With the assistance of the Compensation Committee, establish annual performance measures for the President and Chief Executive Officer;
d. With the assistance of the Compensation Committee, annually review the performance of the President and Chief Executive Officer against the position description and the established performance measures;
e. With the assistance of the Compensation Committee establish the compensation for the President and Chief Executive Officer;
f. With the assistance of the Compensation Committee, engage in succession planning for the position of President and Chief Executive Officer and senior officers; and
g. Provide advice and guidance to the President and Chief Executive Officer.

5.2 **Chairman of the Board:** The Board, directly and with the assistance of Committees identified, has the responsibility to:

a. Elect the Chairman of the Board;
b. With the assistance of the Nominating/Corporate Governance Committee establish and periodically review the position description for the Chairman of the Board;
c. With the assistance of the Nominating/Corporate Governance Committee, annually review the performance of the Chairman of the Board against the position description and any established performance measures; and
d. With the assistance of the Nominating/Corporate Governance Committee, annually review the appropriateness and form of compensation for the Chairman of the Board to ensure that such compensation reflects the responsibilities of such position.

5.3 **Senior Management**: The Board, with the assistance of the Committees identified, has the responsibility to work with the President and Chief Executive Officer to:

a. Ratify and approve the appointment of senior management;
b. Monitor the performance of senior management;
c. With the assistance of the Compensation Committee, approve the compensation of senior management; and
d. With the assistance of the Compensation Committee, ensure that adequate provision has been made for training and developing management and for the orderly succession of management.

5.4 **Strategic Planning:** The Board has the responsibility to contribute to the development of the Corporation's strategic direction and to approve a strategic plan which takes into account business opportunities and business risks. The Board also has the responsibility to review regularly with management the strategic environment, the emergence of new opportunities and risks and the implications for the strategic direction of the Corporation. To fulfill such responsibilities the Board will:

a. Participate in strategic planning sessions with management to identify and review the strategic environment and business risks and opportunities;
b. Continually review and approve the strategic plan of the Corporation;
c. Regularly review with management new or emerging risks/opportunities on the strategic plan of the company;

d. Monitor the implementation of the strategic plan;
e. Annually approve the operating budgets and capital budgets of the Corporation.

5.5 **Risk Management**: The Board has the responsibility to understand the principal risks of the Corporation's businesses and to ensure the Corporation achieves a proper balance between risks incurred and the potential return to Shareholders. The Board is responsible for overseeing and monitoring management's system for monitoring and managing business risks. To fulfill such responsibilities, the Board will:

a. Provide oversight in the identification of business risks as part of the strategic planning process;
b. Through the Audit Committee of the Board, review the activities of the Corporation's Risk Management Committee, the Corporation's risk management policies and practices and the Corporation 's internal control systems; and
c. Through the Audit Committee of the Board, review regularly the Corporation's information management systems.

5.6 **Communications Policy & Practices**: The Board is responsible for ensuring the Corporation communicates effectively with its Shareholders, other stakeholders and the public generally. To fulfill such responsibilities, the Board will:

a. With the assistance of the Nominating/Corporate Governance Committee, review annually the Corporation's disclosure policy;
b. Review regularly the Corporation's investor relations activities including the relationship between the Corporation and investment dealers; and
c. With the assistance of the Audit Committee and Compensation Committee, review and approve significant Shareholder communications (including the MD&A and press releases respecting quarterly results, the Annual Information Form and any Management Information Circular) to ensure that the financial performance of the Corporation is adequately reported to Shareholders, other security holders, regulators and the general public on a timely and regular basis.

5.7 **Director Compensation**: The Board of Directors will, with the assistance of the Nominating/Corporate Governance Committee, annually review the adequacy and form of compensation of Directors and Committee Chairs to determine whether the compensation realistically reflects the responsibilities and risks involved in being an effective Director and set Director compensation accordingly.

5.8 **Monitoring Management**: The Board directly and with the assistance of the identified Committees has the responsibility to:

a. Monitor the Corporation's progress towards its goals and objectives and to ensure corrective action is taken as necessary;
b. Monitor results of financial plans;
c. With the assistance of the Audit Committee, monitor the Corporation's control and information systems;

d. With the assistance of the Compensation Committee, ensure the Corporation has appropriate human resources policies and practices; and
e. Ensure the Corporation has appropriate environmental policies and practices.

5.9 **Expenditure Approvals**: The Board has the sole authority to approve or to delegate to a committee or specified individuals authority to approve the following:

a. Single capital and operating expenditures, investments and disposition of assets exceeding $5,000,000 within the approved capital budget.

Article Six: Recruitment & Assessment

6.1 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required to add value to the Company and how those competencies, skills and personal qualities will be accessed. To fulfill such responsibilities the Board, through the Nominating/Corporate Governance Committee shall annually review and consider the selection process for Directors and the Director recruitment and development plans of the Corporation.

6.2 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing on an annual basis the effectiveness of the Board, the Board Committees, Committee Chairs, the Chair of the Board and individual Directors. The Board is responsible for reviewing the results of such assessments and determining what measures are necessary to improve effectiveness.

APPENDIX E
NOMINATING/CORPORATE GOVERNANCE COMMITTEE MANDATE

PREAMBLE:

The Board is the most senior decision-making body in Saskatchewan Wheat Pool Inc. It (i) establishes objectives for the Corporation's direction through the adoption of its strategic plan; (ii) identifies the principal business risks and ensures appropriate systems are in place to manage these risks; (iii) appoints the President and Chief Executive Officer, gives direction, and assesses performance; (iv) establishes a communications policy for the Corporation, and; (v) ensures the integrity of the internal control and management information systems. The Board also performs an advisory function, a trustee function, and a leadership function. All of these are vital to the growth and development of the company. Individual Board members require a thorough understanding of the concepts involved.

A Director is required to work toward the continual improvement of his/her knowledge and skills and to participate in training experiences in order to provide leadership toward the attainment of objectives of the organization. It is the policy of the Saskatchewan Wheat Pool Inc. to provide Board and Director training experiences in keeping with the needs of the Board as the senior decision-making body of the Corporation.

COMPOSITION:

The Committee is a standing Committee of the Board and shall consist of a majority of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board.

The Committee shall elect from its numbers a Chairperson of the Committee who will be responsible for the development of the Committee agendas, document review and discussion of issues with senior management.

A staff person will act as secretary to the Committee.

The Committee may recommend sub-committees of its own members and/or representatives of management.

The Committee may, from time to time, solicit management and staff support for specific resource requirements.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the Committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing, the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

AUTHORITY:

The Committee gets its authority from the Board. Its authority related to policy making is limited to making recommendations to the Board of Directors. The Committee may develop and recommend plans which commit the Board to participate in training or development activities.

The Committee is authorized to (i) undertake a process to assess Board of Directors effectiveness; (ii) consider the development needs of both the Board of Directors as a whole as well as for individual Board members, and (iii) undertake a process for Director Peer Assessment reviews.

DUTIES AND RESPONSIBILITIES:

The Committee has the general responsibility for developing the Company's approach to governance issues and submit its recommendations to the Board for approval. In particular the Committee will:

i) Ensure processes are in place to enhance and assess the effectiveness of the Board, its Committees and their Chairs, the Chair of the Board and each Director.

ii) Analyze needs and plan for the provision of training and development policies and programs for the Board.

iii) Continually monitor the composition of the Board and required expertise and industry knowledge of Board members and shall develop processes to recruit potential new Board members should the need arise to fill any Board vacancies amongst the independent Directors.

iv) In conjunction with the Chair of the Board, recommend to the Board the composition of all Board Committees.

v) Review the list of candidates presented by the Western Farm Leadership Co-operative Ltd. ("WFLC") and where appropriate recommend a minimum of four to the Board to form a portion of the slate of Directors to be presented to the slate of Directors.

The Committee will undertake the following duties:

- Annually review, evaluate and recommend methods and processes for evaluating Board and Committee effectiveness.
- Review and recommend, for Board approval, the schedule of Board meetings for each upcoming year.

- Monitor and review corporate disclosure policies, and corporate guidelines for maintaining confidentiality, and recommend changes and action required to deal with breaches of policy or guidelines.

- Review and recommend to the Board, annually, the Governance Section of the Annual Information Form, and the Management Information Circular.

- Provide guidance to management to ensure an appropriate orientation and education program for individual Directors and the Board of Directors as a whole is in place.

- Periodically, review the format and quality of information and presentations provided to the Board by management.

- Maintain knowledge of latest developments with regard to corporate governance, in general, and director's duties and responsibilities in particular, and make recommendations to the Board in regard to such matters and developments as may be deemed necessary.

- Review requests from Directors seeking access to professional advisors in accordance with the "Director Access to Legal or Other Professional Services Policy".

- Review such other matters of a corporate governance nature as may be directed by the Board from time to time.

- Annually review all Board Committee Terms of Reference and recommend to the Board of Directors.

Particular duties with respect to Board Training and Development include:

- Approve training and development for the Board as a whole.

- Approve individual training or development experiences for individual Directors based on specific identified needs.

- Monitor and assess the value of training programs and recommend changes.

- Search out and utilize appropriate resource people as required.

- Ensure maintenance of records of Director participation in Board development activities.

Training Guidelines:

The Committee will take into account the varying needs of individual Board members and the Board of Directors as a whole. The following will be considered in needs assessment:

- The specific responsibilities of the individual Board member.
- Individual competencies of Board members.
- Individual experience within the control structure of the Company.
- The experience gained by involvement in other organizations.

Training and development experiences for Board members should be provided in order to:

- Increase individual communications skills (verbal, presentational, and writing).
- Provide for a productive relationship with management and staff.
- Increase understanding of management responsibilities, human resource needs, financing the organization, operating policies, and programs.
- Broaden individual understanding of the economic and social environment in Saskatchewan and Canada.

PROCEDURES AND BUDGET:

Meetings shall be convened by the Chair and will normally be associated with regular quarterly meetings of the Board. Other meetings may be convened as necessary.

Meeting agendas will be developed by the Committee Chair and secretary.

Minutes of Committee meetings will be sent to all Board members and relevant executive and management staff. Reports on the conduct of the meetings will be made to the Board.

The Committee does not have its own budget. Committee member fees and expenses are budgeted as general Board costs.

TERMS OF REFERENCE REVIEW:

The Committee will review its terms of reference annually and recommend any changes to the Board of Directors.

APPENDIX F
COMPENSATION COMMITTEE MANDATE

Constitution

The Compensation Committee is a standing committee of the Board of Directors to advise the Board with respect to compensation policy generally and specific responsibilities which follow.

The Committee is a standing committee of the Board and shall consist of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board. The Chair of the Committee shall be selected from the members of the Committee.

The Committee shall meet at least three times annually with such additional meetings as may be required. A meeting can be requested by the Chair or any two members of the Committee. A quorum shall consist of three members.

The Committee may appoint a Secretary to keep minutes of the meetings. Such minutes shall be distributed to Committee members, filed with the General Counsel of the Company, and made available to Directors by posting on the Directors Website. A verbal report to the full Board shall be made at the next meeting of the Board of Directors.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the Committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

The authority of the Committee shall be limited to providing recommendations to the Board of Directors unless the Board has specifically delegated otherwise.

Responsibilities

The role of the Committee includes the following:

1. To recommend annually a compensation policy for the Company within the context of the formal corporate strategic plan and the compensation philosophy therein.
2. To recommend to the Board, and review annually, President and Chief Executive Officer ("CEO") compensation. In addition, and related to this process, the Committee shall preside over an annual Performance Review of the CEO and the setting of specific objectives for the following year.
3. To recommend to the Board for approval all forms of compensation of the Officers of the Company in conjunction with the recommendations of the CEO.

4. To review management recommendations for all forms of compensation for out of scope employees, collective bargaining mandates, and tentative agreements.
5. To establish and review annually with the Board a succession planning process including professional development and an emergency replacement plan.
6. To preside over all compensation aspects of Company disclosure including but not limited to the Executive Compensation section, in the Company's Annual Information Form.
7. To review annually the Terms of Reference of the Committee and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.

APPENDIX G
BOARD OF DIRECTORS - BIOGRAPHIES

Terry Baker
Chairman of the Board
Terry Baker has served on Saskatchewan Wheat Pool's Board of Directors since 2001 and Board Chair since 2004. He is a Board member of Canadian Centre for Health and Safety in Agriculture, a Board member of Agruita Canada and an Executive Committee member of the Crop Nutrients Council. Mr. Baker holds a civil engineering degree from the University of Saskatchewan, and recently completed the Directors Education Program offered by the Institute of Corporate Directors Corporate Governance College. His family operates a mixed farm near Denzil, SK.

Douglas Kitchen
Vice-Chairman of the Board
Douglas Kitchen of Nashville, Tennessee, is Managing Director of Rosenthal Collins, a major futures clearing and execution firm and foreign exchange dealer in Chicago. He joined the Pool's Board in July 2000 as an outside advisor. Mr. Kitchen is on the Board of the National Futures Association, the regulatory agency for the futures industry in the United States. Mr. Kitchen is also a member of the Dean's Advisory council of the Kansas State University and a director and executive member for Hurley and Associates, a farm marketing and management company. He is a graduate of Kansas State University with specialties in agriculture and business, and is a Trustee of the Kansas State University Foundation.

Ryan Anderson
Director
Ryan Anderson has been a member of Saskatchewan Wheat Pool's Board of Directors since 1998. He is a member of the Endangered Species Advisory Council, and a member of the Advisory Council to the College of Agriculture. Mr. Anderson is also a delegate for The Co-operators. He is a graduate of the University of Saskatchewan, where he received a Diploma in Agriculture. He is currently enrolled in the Directors Education Program offered by the Institute of Corporate Directors Corporate Governance College. He has also attended seminars and workshops on financial matters including programs provided by the Queen's School of Business and the University of Regina. His family operates a grain, oilseed and pulse crop farm near Melfort, SK.

Thomas Birks
Director
Thomas Birks joined the Saskatchewan Wheat Pool's Board of Directors in March 2005. He is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments. His board experience is diverse, having served as a board member of numerous corporations, educational institutions, hospitals and foundations. Mr. Birks was President of Henry Birks and Sons Ltd. in Montreal, and has worked all over the world. He graduated from McGill University with a Bachelor of Arts and has an MBA from Harvard Business School.

Vic Bruce
Director
Vic Bruce joined Saskatchewan Wheat Pool's Board of Directors since the fall of 2002. He has served on various boards both provincially and locally. Mr. Bruce is a graduate of the Canadian Agricultural Lifetime Leadership Program (CALL) and also holds a Bachelor of Education degree form the University of Calgary majoring in Economics. He now actively farms and is President of Sunrise Farms Ltd., a family farm specializing in pedigree seed production near Tuxford, SK.

Thomas Chambers
Director
Thomas Chambers joined the Saskatchewan Wheat Pool's Board of Directors in June 2006. He is an experienced professional accountant, senior executive, corporate Director and business advisor, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP. Currently, through Senior Partner Services Ltd. he acts as an advisor and Director to a number of companies. Mr. Chambers has assisted a wide range of companies in focusing on their core strategic strengths to enhance business performance.

Larry Ruud
Director
Larry Ruud is a partner with Meyers Norris Penny LLP and provides farm management consulting services in Alberta and B.C. He owns and manages a farm south of Vermilion, Alberta. Mr. Ruud holds a Masters of Science degree in Agricultural Economics and a Bachelor of Science Degree in Agricultural Economics from the University of Alberta. He resides in Vermilion, AB.

Dallas Howe
Director
Dallas Howe joined the Saskatchewan Wheat Pool's Board of Directors in March 2005. He is the owner and Chief Executive Officer of DSTC Ltd., a technology investment company. Mr. Howe has diverse board experience; he is currently serving as Chairman of the Board of the Potash Corporation of Saskatchewan Inc. as well as serving as Chairman of the University of Saskatchewan Board of Governors. He received a Bachelor of Arts degree and a Masters in Mathematics from the University of Saskatchewan, and in 1989 was the first recipient of the Saskatchewan/KPMG Entrepreneur Award.

Bonnie DuPont
Director
Bonnie DuPont is a Group Vice President with Enbridge Inc. in Calgary, a role in which she has accountability for the Corporate Resources function, Information Technology, Public & Government Affairs, Human Resources, Governance and Corporate Social Responsibility. She is a director of the Bank of Canada and the NetThruput Board; NetThruput is an internet-based crude oil trading company. Ms. DuPont spent 12 years as an executive in the grain industry. Ms. DuPont holds a Bachelors degree (Great Distinction) with a focus in Program Administration & Evaluation and Psychology from the University of Regina. She earned her Masters Degree at the University of Calgary. She is a member of the Institute of Corporate

Directors and a 2006 graduate of the ICD Directors' Education Program. Ms. DuPont is also a Certified Human Resources Professional and is a member of the International Women's Forum.

Harold P. Milavsky

Director

Harold P. Milavsky is Chairman and Director of Quantico Capital Corporation and a former Chairman and CEO of Trizec Corporation. He has served on numerous public and private boards in the energy, real estate and financial sectors. Mr. Milavsky is a graduate of the University of Saskatchewan College of Commerce and is a member of the Institute of Chartered Accountants of Saskatchewan and Alberta. He is a Fellow of the Institute of Chartered Accountants of Alberta and received the 2005 Fellowship Award for excellence in corporate governance from the Institute of Corporate Directors. He has received honorary doctorates from the universities of Calgary and Saskatchewan. Mr. Milavsky resides in Calgary, AB.

Herb Pinder Jr.

Director

Herb Pinder is President of the Goal Group of Companies, a Saskatoon-based private equity and management firm. The former President of Pinders Drugs, he is an experienced Director, having served on the boards of public, private, crown and non-profit organizations. A non-practising lawyer, Mr. Pinder holds an MBA from Harvard Business School and lives in Saskatoon, SK.

Mayo Schmidt

President and Chief Executive Officer and Director

As the President and CEO of Viterra, Mr. Schmidt led a strategic and highly disciplined initiative between November 2006 and June 2007 to acquire Agricore United. Mr. Schmidt arrived at Saskatchewan Wheat Pool in 2000 and undertook a comprehensive restructuring plan to cut costs, divest of non-core assets and close unprofitable operations. He implemented a series of operational excellence initiatives within the core businesses of grain handling and marketing, agri-products sales and agri-food processing to improve productivity and generate additional efficiencies. In 2005, Mr. Schmidt spearheaded a historic plan to transform the company from a co-operative to a Canadian business corporation, creating a single class of common voting shares, strengthening the governance structure and positioning the Pool to raise gross proceeds of $150 million in equity to retire additional term debt. Under his leadership, the company was recognized by Canadian Business Magazine among the top 50 most important companies in Canada's history. Mr. Schmidt joined the Board of Directors in 2005. Before coming to the Pool, he held a number of key management positions at ConAgra and General Mills Inc. throughout the United States. Mr. Schmidt is a member of the Canadian Council of Chief Executive Officers, the C.D. Howe Institute and Governance Committee Member, the Private and Public, Scientific, Academic and Consumer Food Policy Group (PAPSAC) and a Director on The Conference Board of Canada and a trustee for the Conference Board Inc. He serves on the Applied Portfolio management Advisory Board for the Washburn University School of Business. Mr. Schmidt is also a Director of Prairie Malt Ltd. and the Saskatchewan Roughriders, the provincially owned football team. Mr. Schmidt earned a Bachelor of Business Administration from Washburn University. In 2003, he was honoured as Washburn's Alumni Fellow. Mr. Schmidt resides in Calgary, AB.

END